         As filed with the Securities and Exchange Commission on March 1, 1996.
                                                  Registration No. 33-_________

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                             EMERGENT GROUP, INC.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

         South Carolina                                       6162                                      57-0513287
---------------------------------                  ---------------------------                       -------------------
(State or other jurisdiction                       Primary Standard Industrial                       (I.R.S. Employer
of incorporation or organization)                   Classification Code Number                       Identification No.)

                        15 SOUTH MAIN STREET, SUITE 750
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 235-8056
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 JOHN M. STERLING, JR., CHIEF EXECUTIVE OFFICER
                              EMERGENT GROUP, INC.
                        15 SOUTH MAIN STREET, SUITE 750
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 235-8056
           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                         Copies to:
JAMES M. SHOEMAKER, JR., ESQ.                             GLENN W. STURM, ESQ.
WILLIAM P. CRAWFORD, JR., ESQ.                            JEFFREY A. ALLRED, ESQ.
WYCHE, BURGESS, FREEMAN & PARHAM, P.A.                    NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
POST OFFICE BOX 728                                       1201 PEACHTREE STREET, SUITE 2200
GREENVILLE, SOUTH CAROLINA 29602-0728                     ATLANTA, GEORGIA 30361
(864) 242-8200 (TELEPHONE)                                (404) 817-6106 (TELEPHONE)
(864) 235-8900 (FACSIMILE)                                (404) 817-6050 (FACSIMILE)

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                Proposed Maximum      Proposed Maximum         Amount
Title of Each Class                     Amount to               Offering Price        Aggregate                of Registration
of Securities to be Registered          be Registered (1)       Per Unit              Offering Price (1)       Fee (2)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock...........                 3,172,850               $14.00                $44,419,900              $7,112
===============================================================================================================================

(1) Includes 413,850 shares subject to the Underwriters' over-allotment option.
(2) Determined pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee. The registration fee is based on the bid price of $6.50 of the Common Stock as reported by the National Daily Quotation Service on February 23, 1996 (which per share price has been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend effective March 1,
       1996). There is no ask price reported with respect to the Common Stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                              EMERGENT GROUP, INC.
                             CROSS REFERENCE SHEET
                  (Pursuant to Item 501(b) of Regulation S-K)

 Item
 Number         Caption                                                        Location in Prospectus
 ------         -------                                                        ----------------------
 1.             Forepart of the Registration Statement and Outside Front       Outside Front Cover Page; Inside Front and
                Cover Page of Prospectus                                       Outside Back Cover Pages; Cross Reference
                                                                               Sheet


 2.             Inside Front and Outside Back Cover Pages of Prospectus        Available Information; Inside Front and
                                                                               Outside Back Cover Pages; Additional
                                                                               Information


 3.             Summary Information, Risk Factors and Ratio of Earnings to     Prospectus Summary; Risk Factors; Selected
                Fixed Charges                                                  Consolidated Financial and Operating Data


 4.             Use of Proceeds                                                Use of Proceeds


 5.             Determination of Offering Price                                Underwriting


 6.             Dilution                                                       Dilution


 7.             Selling Security Holders                                       Principal and Selling Shareholders


 8.             Plan of Distribution                                           Outside Front Cover Page; Underwriting


 9.             Description of Securities to be Registered                     Description of Securities


 10.            Interests of Named Experts and Counsel                         Experts; Legal Matters


 11.            Information With Respect to the Registrant                     Prospectus Summary; Price Range of Common
                                                                               Stock; Dividends; Capitalization; Selected
                                                                               Consolidated Financial and Operating Data;
                                                                               The Company; Management's Discussion and
                                                                               Analysis of Financial Condition and Results
                                                                               of Operations; Business; Management;
                                                                               Consolidated Financial Statements


 12.            Disclosure of Commission Position on Indemnification for       Not Applicable
                Securities Act Liabilities

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the
Securities and Exchange Commission.   These securities may not be sold nor may
offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED MARCH 1, 1996

PROSPECTUS

                                2,759,000 SHARES

                              EMERGENT GROUP, INC.

                                  COMMON STOCK

         Of the 2,759,000 shares of common stock, $.05 par value per share (the "Common Stock"), offered hereby (the "Offering"), 2,000,000 shares are being sold by Emergent Group, Inc. (the "Company") and 759,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

         Prior to this Offering, there has been limited trading of the Common Stock on the over-the-counter Bulletin Board under the market symbol "EMGG." Bid and ask quotations are obtained from the National Daily Quotation Service. It is currently anticipated that the public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the public offering price. In connection with this Offering, the Company has applied for quotation of the Common Stock on the Nasdaq National Market under the trading symbol "EMER."

         SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
         SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================================================
                                 Price to        Underwriting           Proceeds to          Proceeds to
                                  Public         Discount (1)           Company (2)        Selling Shareholders
----------------------------------------------------------------------------------------------------------------
Per Share.................       $                  $                 $                       $
----------------------------------------------------------------------------------------------------------------
Total (3)..................      $                  $                 $                       $
================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)   Before deducting expenses payable by the Company estimated to be
      $500,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 413,850 additional shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $_________, $__________ and $__________, respectively. See
      "Underwriting."
                            _______________________

      The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be available for delivery on or about _________, 1996.

                            _______________________
J.C. BRADFORD & CO.
                        RAYMOND JAMES & ASSOCIATES, INC.
                                                      WHEAT FIRST BUTCHER SINGER

                         _______________________, 1996.

                                     [MAP]



















                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of fees at prescribed rates.

      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere herein. Unless otherwise indicated, all information in this Prospectus has been adjusted to reflect a one-for-three reverse stock split of the Common Stock and Class A Common Stock, $.05 par value per share (the
"Class A Common Stock"), effective June 9, 1995 and a two-for-one stock split effected in the form of a 100% stock dividend on the Common Stock and Class A Common Stock effective March 1, 1996. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Unless the context requires otherwise, all references to Common Stock shall include Common Stock and the Class A Common Stock and all references to the Company shall include the Company and all of its subsidiaries. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

      Emergent Group, Inc. is a diversified financial services company headquartered in Greenville, South Carolina which originates, services and sells residential mortgage loans ("Mortgage Loans"), small business loans ("SBA Loans") and used automobile loans ("Auto Loans"). The Company makes substantially all of its loans to borrowers who may have limited access to credit or who may be considered credit-impaired by conventional lending standards ("non-prime borrowers"). The Company commenced its lending operations in 1991 and has experienced significant loan growth over the past several years. During 1993, 1994 and 1995, the Company originated $63.6 million, $150.0 million and $249.5 million in loans, respectively. Of the Company's loan originations in 1995, $192.8 million were Mortgage Loans, $39.6 million were SBA Loans and $17.1 million were Auto Loans. For the years ended December 31, 1993, 1994 and 1995, the Company's pre-tax income from continuing operations was $663,000, $2.4 million and $4.9 million, respectively.

      The Company's Mortgage Loan operation (the "Mortgage Loan Division") makes Mortgage Loans primarily to owners of single family residences who use the loan proceeds for such purposes as debt consolidation, home improvements and educational expenditures. Approximately 93% of the Company's Mortgage Loans are secured by first mortgages, with the balance being secured by second mortgages. The Mortgage Loans generally have initial principal balances ranging from $25,000 to $100,000 (with an average initial principal balance in 1995 of approximately $46,000) and fixed rates of interest ranging from 9% to 16% per annum (with an average interest rate earned in 1995 of 12.10%). Substantially all of the Mortgage Loans are originated on a wholesale basis by the Company through independent mortgage brokers and mortgage bankers (collectively, the "Mortgage Bankers") and are funded by the Company at closing in either the Company's name or the Mortgage Banker's name (in the latter case with the Company taking an assignment of the Mortgage Banker's interest). During 1995, the Company originated Mortgage Loans in connection with approximately 120 Mortgage Bankers. The Company has established strategic alliance agreements with three Mortgage Bankers (the "Principal Mortgage Bankers"), which require that the Principal Mortgage Bankers refer to the Company all of the loans they originate which meet the Company's underwriting criteria. In 1995, the Principal Mortgage Bankers originated 75% of the Company's Mortgage Loans by principal amount. The Mortgage Loan Division has experienced significant growth over the past several years. During 1993, 1994 and 1995, Mortgage Loan originations totaled $20.5 million, $99.4 million and $192.8 million, respectively. A majority of the Mortgage Loans are sold on a non-recourse basis to institutional investors.

      The Company's SBA Loan operation (the "SBA Loan Division") makes SBA Loans to small businesses primarily for the acquisition or refinancing of property, plant and equipment, working capital or debt consolidation. The SBA Loans have initial principal balances ranging from $100,000 to $1.2 million (with an average initial principal balance in 1995 of $363,000) and variable interest rates limited to a maximum of 2.75% over the lowest prime lending rate published in The Wall Street Journal. The U.S. Small Business Administration (the "SBA") guarantees approximately 75% of the original principal amount of the SBA Loans, up to a maximum guarantee amount of $750,000. The Company sells participations representing the SBA-guaranteed portion of all of its SBA Loans (the "SBA Loan Participations") in the secondary market. In connection with such sales, the Company receives, in addition to excess servicing revenue, cash premiums of approximately 10% of the guaranteed portion being sold. SBA Loans are originated directly by the Company's loan officers in its 11 branch offices and are primarily generated through referral sources such as commercial loan and real estate brokers ("Commercial Loan Brokers") located in its market areas. Approximately 75% of the SBA Loans originated in 1995 were originated through Commercial Loan Brokers. During 1993, 1994 and 1995, SBA Loan originations totaled $37.9 million, $43.1 million and $39.6 million, respectively. A recent trade association report ranked the Company among the ten largest SBA Loan lenders in the United States, by principal amount of SBA Loans approved, for the SBA's fiscal year ended September 30, 1995.

      The Company's Auto Loan operation (the "Auto Loan Division") makes loans to non-prime borrowers for the purchase of used automobiles. Substantially all of the Auto Loans are made directly by the Company to purchasers of automobiles who are referred to the Company by automobile dealers ("Dealers"). Less than 10% of the Auto

Loans made in 1995 were indirect loans purchased from Dealers. The Auto Loans generally have initial principal balances ranging from $3,000 to $10,000 (with an average initial principal balance in 1995 of approximately $5,000), terms generally ranging from 24 to 48 months, and fixed interest rates generally ranging from 18% to 46% per annum (with an average yield in 1995 of 27.40%). The Auto Loan Division operates through seven locations and in 1995 originated Auto Loans in connection with approximately 200 Dealers. During 1993, 1994 and 1995, Auto Loan originations totaled $5.2 million, $7.5 million and $17.1 million, respectively.

      In June 1995, the Company securitized approximately $17 million of loans, which consisted of the unguaranteed portions of SBA Loans. The Company is currently engaged in the securitization of approximately $15 million in Auto Loans which is expected to be completed by April 30, 1996. The Company expects to continue to pursue securitization transactions in the future as a means of providing a lower cost of funds and reducing interest rate risk.

      The Company's business strategy is to be a diversified financial services company that meets the credit needs of borrowers in what the Company believes to be under-served credit markets. Key elements of the Company's business strategy are to:

      - Maintain a "high velocity" capital strategy whereby loans are quickly sold, thereby enabling the Company to recognize gain on the sale of its loans and quickly redeploy its capital, as well as reduce its interest rate risk, default risk and borrowing costs.

      - Respond quickly to customer credit requests by utilizing a decentralized loan approval process, while ensuring consistent credit quality through uniform underwriting guidelines and procedures.

      - Utilize a proactive underwriting process whereby the Company may restructure credit requests in order to cause them to meet the Company's underwriting criteria.

      - Achieve high levels of profitability by maximizing interest margins and emphasizing effective monitoring and collection of loans.

      The Company's growth strategy is to continue to expand all areas of its lending operations, emphasizing profitability and return on equity, rather than asset growth. Key elements of the Company's growth strategy are to:

      - Increase loan originations from the Principal Mortgage Bankers and enter into additional strategic alliances with other Mortgage Bankers, as well as increase the number of relationships with other referral sources such as Commercial Loan Brokers and Dealers.

      - Expand its SBA Loan operations by utilizing its "Preferred Lender" status to minimize response time and maximize SBA Loan production.

      - Increase its penetration in existing markets and expand geographically by opening additional locations, particularly in the SBA Loan Division and the Auto Loan Division.

      - Pursue the acquisition of businesses in the financial services industry.


                                                       THE OFFERING
Common Stock offered by the Company . . . . . . . . .       2,000,000 shares

Common Stock offered by the Selling Shareholders  . .       759,000 shares

Common Stock to be outstanding after the Offering . .       8,510,168 shares (1)

Use of proceeds . . . . . . . . . . . . . . . . . . .       To repay indebtedness of approximately $22 million and for general corporate purposes, including the funding of loan
                                                            demand. See "Use of Proceeds."

Proposed Nasdaq National Market symbol  . . . . . . .       EMER

__________________________________

(1) Includes 6,387,142 shares of Class A Common Stock but excludes (i) 339,000 shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's existing stock option plans, (ii) 121,742 shares of Common Stock issuable upon the exercise of outstanding warrants and (iii) 10,500 shares of Common Stock issuable pursuant to stock grants made pursuant to the Company's restricted stock plan. See "Management."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                                ------------------------------------------------------
                                                               1991          1992        1993         1994         1995
                                                               ----          ----        ----         ----         ----
STATEMENT OF INCOME DATA:
 Revenues:
   Interest and servicing revenue   . . . . . . . . .      $  4,064       $  6,980    $   7,983    $  10,903   $  15,639
   Gain on sale of loans (1)  . . . . . . . . . . . .            --          1,686        3,605        6,450       9,169
   Other revenues . . . . . . . . . . . . . . . . . .            96            342          458          842       1,470
                                                           --------       --------    ---------    ---------   ---------
   Total revenues . . . . . . . . . . . . . . . . . .         4,160          9,008       12,046       18,195      26,278
 Expenses:
   Interest expense . . . . . . . . . . . . . . . . .         2,399          4,315        5,073        5,879       8,527
   Provision for credit losses (2)  . . . . . . . . .            83            349          686
                                                                                                       2,510       2,480
   General and administrative expenses  . . . . . . .         2,265          4,698        5,624        7,359      10,419
                                                           --------       --------    ---------    ---------   ---------
   Total expenses . . . . . . . . . . . . . . . . . .         4,747          9,362       11,383       15,748      21,426
   Income (loss) from continuing operations (3) (4) .          (595)          (249)         937        1,792       4,581
   Income (loss) from discontinued operations (3) . .           344            685          260          546      (3,924)
   Net income (loss) (3)  . . . . . . . . . . . . . .          (251)           436        1,197        2,338         657
                                                           ========       ========    =========    =========   =========
   Income (loss) per share from continuing
      operations (3) (4)                                      (0.11)         (0.04)        0.14         0.27        0.69

   Income (loss) per share from discontinued
         operations (3) . . . . . . . . . . . . . . .          0.06           0.12         0.04         0.08       (0.59)

   Net income (loss) per share (3)  . . . . . . . . .      $  (0.05)      $   0.08    $    0.18    $    0.35   $    0.10
                                                           ========       ========    =========    =========   =========
   Weighted average outstanding equivalent
         shares (in thousands)  . . . . . . . . . . .         5,660          5,639        6,552        6,689       6,668

OPERATING DATA:
 Total loans originated or purchased  . . . . . . . .      $ 18,361       $ 57,282    $  63,633    $ 150,044   $ 249,507
 Total loans sold . . . . . . . . . . . . . . . . . .          --           10,827       31,052       85,772     153,055
 Total loans securitized  . . . . . . . . . . . . . .          --             --           --           --        17,063
 Total loans serviced (period end)  . . . . . . . . .        41,250         68,489      106,898      156,524     213,851
 Total loans receivable (period end)  . . . . . . . .        39,870         56,785       66,279       94,479     125,775
 Weighted average interest rate earned  . . . . . . .         14.23%         14.19%       12.83%       13.51%      14.04%
 Weighted average interest rate paid  . . . . . . . .          7.69           7.74         7.24         6.94        7.57
 Allowance for credit losses as a % of average serviced
        loans (5) . . . . . . . . . . . . . . . . . .          4.69           2.15         1.72         2.37        2.45
 Net charge-offs as a % of average serviced
        loans (2) (5). . . . . . . . . . . . . . . .           0.83           0.68         1.29         2.37        1.44
 General and administrative expenses as a % of average
        serviced loans  . . . . . . . . . . . . . . .          8.24           8.56         6.41         5.59        5.63

                                                                                   AT DECEMBER 31, 1995
                                                                          --------------------------------------
                                                                              ACTUAL            AS ADJUSTED (6)
                                                                          ---------------      -----------------
BALANCE SHEET DATA:
 Loans receivable . . . . . . . . . . . . . . . . . .                        $ 103,865          $ 103,865
 Mortgage loans held for sale . . . . . . . . . . . .                           22,593             22,593
 Total assets . . . . . . . . . . . . . . . . . . . .                          144,931            146,854
 Total indebtedness . . . . . . . . . . . . . . . . .                          129,950            107,950
 Total stockholders' equity . . . . . . . . . . . . .                            9,885             33,808

_____________________________________
(1) These amounts represent gains recorded on the sale of SBA Loan Participations and on the sale of Mortgage Loans.
(2) Approximately 90% of the amount in 1994 relates to the writedown to market of certain foreclosed properties associated with speculative construction loans made by the Mortgage Loan Division prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.
(3) Includes the impact of the utilization of the Company's net operating loss carryforward, which totaled approximately $23 million at December 31, 1995.
(4) The amount set forth with respect to the year ended December 31, 1993 includes $113,000 ($0.01 per share) which reflects the cumulative effect of a change in the method of accounting for income taxes.
(5) Average serviced loans includes all portfolio Mortgage Loans and Auto Loans, all securitized loans, and the unguaranteed portion of SBA Loans, but excludes the guaranteed portion of the SBA Loans.
(6) Adjusted to reflect the sale by the Company of 2,000,000 shares at an assumed public offering price of $13.00 and the application of the estimated net proceeds thereof as described under "Use of Proceeds."

                                  RISK FACTORS

      Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following risk factors in evaluating an investment in the Common Stock offered hereby.

CREDITWORTHINESS OF BORROWERS

      A substantial portion of the Company's loans are made in the non-prime credit market, which is comprised of borrowers who are deemed to be credit-impaired due to various factors. These factors include, among others, the manner in which they have managed previous credit, the absence or limited extent of their prior credit history or their limited financial resources. Consequently, the Company's loans, relative to consumer, commercial and mortgage loans to prime borrowers, involve a significantly higher probability of default and greater servicing and collection costs. The Company's profitability depends upon its ability to properly evaluate the creditworthiness of non-prime borrowers and to efficiently service and collect its loan portfolio. There can be no assurance that the performance of the Company's loan portfolio will be maintained, that the Company's systems and controls will continue to be adequate or that the rate of future defaults and/or losses will be consistent with prior experience or at levels that will maintain the Company's profitability.

      The Company is exposed to the risk of loan delinquencies and defaults, particularly with respect to loans retained in its portfolio. With respect to loans to be sold on a non-recourse basis, the Company is at risk for loan delinquencies and defaults on such loans while they are held by the Company pending such sale. Following the sale of such loans, the Company's loan delinquency and default risk with respect to such loan is limited to those circumstances in which it is required to repurchase such loan due to a breach of a representation or warranty in connection with the whole loan sale. This risk with respect to breaches of representations or warranties also exists for loans sold through securitization. In addition, in securitization transactions, the subordinate and/or residual certificates bear the risk of default for the entire pool of securitized loans to the extent of such certificates' value. Accordingly, the value of the subordinate and/or residual certificates retained by the Company could be impaired if defaults associated with the securitized loans exceed certain levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Allowance for Credit Losses and Credit Loss Experience."

ECONOMIC CONDITIONS; GEOGRAPHIC CONCENTRATION

      The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining collateral values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of Mortgage Loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Furthermore, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on borrowers who are unable or unwilling to obtain financing from conventional lending sources, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those experienced in the lending industry in general. In addition, any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the pricing of the Company's loan sales, whether through whole loan sales or securitizations. In the event that pools of loans sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's operations, profitability or financial condition could be adversely affected.

      A significant majority of the Mortgage Loans are made to borrowers in North Carolina and South Carolina, and substantially all of the Auto Loans are made to borrowers in South Carolina. In the event of an economic slowdown in either or both of these states, the Company's operations, profitability or financial condition could be materially and adversely affected.

RELATIONSHIPS WITH MORTGAGE BANKERS

      The Company's business of originating Mortgage Loans depends in large part upon its ability to establish and maintain relationships with Mortgage Bankers. For the year ended December 31, 1995, substantially all of the Company's Mortgage Loans were originated in connection with Mortgage Bankers. Of the approximately 120 Mortgage Bankers that were responsible for the origination of Mortgage Loans during 1995, the three Principal Mortgage Bankers accounted for approximately $143 million, or 75%, of the Mortgage Loans. One of the Principal Mortgage Bankers accounted for over 50% of the Mortgage Loans originated during 1995. The Company expects that the percentage of Mortgage Loans in 1996 which are originated in connection with the Principal Mortgage Bankers will equal or exceed the corresponding percentage in 1995. The Company has strategic alliance agreements in place with the Principal Mortgage Bankers which provide that the Principal Mortgage Bankers must first offer to the Company the right to fund all of their loans which meet the Company's underwriting criteria before offering such loans to other parties. These agreements have terms ranging from two to five years and are scheduled to terminate beginning in December 1997. However, each agreement may be terminated prior to its scheduled termination by the Mortgage Banker upon payment to the Company of certain termination fees. Although the Company will seek to renew these agreements at the end of their terms, there can be no assurance that such agreements will be renewed or that loan volumes will be maintained. In the event of the termination of the Company's relationship with one or more Mortgage Bankers associated with a material amount of the Company's Mortgage Loans, including the Principal Mortgage Bankers, the Company's operations, profitability or financial condition could be materially and adversely affected. See "Business - Mortgage Loan Division - Mortgage Loan Origination."

ADEQUACY OF ALLOWANCE FOR CREDIT LOSSES

      There are certain risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and, in the case of a collateralized loan, risks resulting from uncertainties as to the future value of the collateral. The Company maintains an allowance for credit losses based on, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Although management considers the allowance appropriate and adequate to cover possible losses in the loan portfolio, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for credit losses or that additional increases in the allowance for credit losses will not be required. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Allowance for Credit Losses and Credit Loss Experience."

AVAILABILITY OF FUNDING SOURCES

      The Company, like most financial service companies, has a constant need for capital to finance its lending activities. Historically, the Company has funded the majority of its lending activities from the cash flow generated from operations and through borrowing pursuant to its existing credit facilities (the "Credit Facilities"), by selling senior notes and subordinated debentures bearing fixed rates of interest ("Debentures"), and by selling a substantial portion of the loans it originates. In the event that the Company were unable to sell its loans in the secondary markets, its Credit Facilities were terminated, the Company were unable to sell Debentures, or holders of Debentures were unwilling to renew their Debentures, the Company's operations, profitability or financial condition could be materially and adversely affected. In particular, the Credit Facilities contain a number of financial covenants, including, but not limited to, covenants with respect to debt to net worth ratios, delinquent loans, and minimum adjusted tangible net worth. In the event that the Company's financial performance were to deteriorate materially, the Company's ability to borrow under the Credit

Facilities or renew the Credit Facilities could be impaired. Furthermore, there can be no assurance that the Company's existing lenders will agree to refinance such debt, that other lenders will be willing to extend lines of credit to the Company or that funds otherwise generated from operations will be sufficient to satisfy such obligations. Future financing may involve the issuance of additional Common Stock or other securities, including securities convertible into or exercisable for Common Stock, and any such issuance may dilute the equity interest of purchasers of the Common Stock offered hereby. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

      As of December 31, 1995, the Company had aggregate unused borrowing availability under the Credit Facilities of approximately $14.2 million. The Company may increase borrowings under the lines up to a maximum of $148 million, depending upon the total amount of loans outstanding. In the event that the Company is unable to sell loans or increase its borrowing capacity, its operations, profitability or financial condition would be materially and adversely affected.

      After completion of this Offering, the Company will have only a minimal amount of authorized shares which are available for issuance. The Company intends to propose at its next annual meeting of shareholders an increase in the Company's authorized Common Stock. Although the Company believes that it will obtain the necessary shareholder approval to increase its authorized Common Stock, no assurance of such fact may be given. In the event that such approval is not received, the Company would not have sufficient authorized shares to issue in connection with acquisitions or to raise additional capital by issuing additional stock.

LOSS OF ABILITY TO SELL LOANS

      A significant portion of the Company's profits are generated through the sale of loans. To the extent that the Company is unable to sell its loans, the Company's operations, profitability or financial condition could be materially and adversely affected.

GENERAL LENDING RISKS

      The lending business is subject to various business risks, including, but not limited to, the following: (1) the risk that borrowers will not satisfy their debt service payments, including interest charges and principal amortization obligations; (2) the risk that appraisals of properties securing loans originated or purchased by the Company will not reflect the property's actual value, either due to valuation errors or fluctuations in the value of real estate and that, upon liquidation of real estate owned or other collateral securing loans, the Company may suffer a loss; and (3) the risk that environmentally hazardous substances could be discovered on real properties acquired by the Company in foreclosure and that the Company might be required to remove such substances from the affected properties at its sole cost or that the value of the properties would otherwise be impaired. Also, increases in interest rates after the origination of fixed rate loans and prior to the sale of such loans may cause such loans to decrease in value. A decrease in interest rates also could cause an increase in the rate at which outstanding fixed rate loans are prepaid, reducing the period of time during which the Company receives its net interest margin and servicing revenue with respect to such prepaid loans. With respect to SBA Loans, unanticipated prepayments and/or defaults also have the effect of reducing servicing revenue associated with the excess servicing receivables created at the time the SBA Loan Participations are sold.

DEPENDENCE ON FEDERAL PROGRAMS AND RELATED AGREEMENTS

      A portion of the Company's business is dependent upon the continuation of various federally funded programs, such as the SBA loan program. Of the total loans originated by the Company during the year ended December 31, 1995, approximately 16% by principal amount were SBA Loans. The discontinuation, elimination or significant reduction of guarantee levels or any modification of the qualification criteria or the permissible loan purposes under any of these federal programs could have a material adverse effect on the Company's operations or financial condition. In addition, in the event that the Company were to lose its status as a "Preferred Lender," the SBA Loan Division could be materially and adversely affected. See "Business - SBA Loan Division."

      During 1995, the SBA reviewed the funding available for the guarantee of SBA Loans under the government's SBA lending program and in connection with such review instituted a number of changes, which included the implementation of $500,000 as the maximum loan amount that could be made under the SBA program, and the preclusion of the use of SBA Loans for purposes of refinancing most forms of existing debt. These two major changes were ultimately rescinded in connection with certain other changes in the SBA program instituted in October 1995. However, these temporary changes had a material adverse effect on the SBA Loan Division's loan volume for 1995. Although the permanent changes instituted with respect to SBA Loans in October 1995 are not expected to have a material adverse effect on the SBA Loan Division in the future, the SBA's actions in 1995 illustrate the potential for governmental regulation having a material effect on the Company's operations. The agreement pursuant to which the SBA has agreed to guarantee SBA loans made by the Company may be terminated by either the Company or the SBA on 10 days prior written notice to the other party. The termination or non-renewal of this agreement or any change in the SBA program could have a material adverse effect on the Company's operations, profitability or financial condition. See "Business - SBA Loan Division" and "Business - Regulation."

LOSS OF NET OPERATING LOSS CARRYFORWARD

      As a result of operating losses incurred by the Company under prior management, the Company generated significant net operating loss carryforwards (the "NOL"). At December 31, 1995, the amount of the NOL remaining and available to the Company was approximately $23 million. The NOL expires, to the extent that it is not utilized to offset income, in varying amounts annually through 2001. Federal tax laws provide that net operating loss carryforwards are restricted or eliminated upon certain changes of control. In the future, it is possible that a change of control could occur and that the Company could lose the benefits of the NOL. In the event that the Company lost the NOL, the Company's earnings would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Tax Considerations -- The NOL."

INTEREST RATE SENSITIVITY

      The Company is subject to certain interest rate risks, particularly with respect to its Mortgage Loans and Auto Loans, which bear fixed rates of interest and are principally funded with variable rate debt. In the event that interest rates change dramatically in a relatively short period of time, the Company's interest spread and certain premiums received upon the sale of loans would decrease, which could materially and adversely affect the Company's operations, profitability or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

      The non-prime market is very fragmented and highly competitive. The Company believes that there are numerous traditional sources of credit providing, or capable of providing, financing which are not currently serving the Company's market segment. Historically, commercial banks, savings and loans, credit unions, financing subsidiaries of automobile manufacturers and other lenders providing traditional financing (many of which are larger, have significantly greater financial resources and have relationships with established captive transaction networks) have not consistently served the Company's market segment. If one or more of such traditional sources of credit were to enter the Company's market segment, the Company's operations, profitability or financial condition could be materially adversely affected. In addition, if the Company were to experience increased competition from other traditional or non-traditional sources of credit, such increased competition may result in a reduction in the interest rates charged borrowers or a reduction in the volume of originated loans. A reduction in such interest rates or loan volume could materially adversely affect the Company's operations, profitability or financial condition. See "Business - Competition."

REGULATION OF LENDING ACTIVITIES AND CHANGING REGULATORY ENVIRONMENT

      The operations of the Company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates, insurance coverages and charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. Furthermore, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate or purchase loans, or otherwise adversely affect the operations, profitability or financial condition of the Company. See "Business - Regulation."

CONCENTRATION OF VOTING CONTROL IN MANAGEMENT

      After completion of the Offering, the Company's Board of Directors and executive officers ("Company Management") will beneficially own or otherwise control an aggregate of approximately 19% of the outstanding Common Stock (approximately 18% if the Underwriters' over-allotment option is exercised in full). Therefore, Company Management, if they were to act in concert, would be able to exercise significant influence with respect to the election of the Board of Directors of the Company and all matters submitted to shareholders. See "Principal and Selling Shareholders."

DEPENDENCE UPON KEY EXECUTIVES

      The Company's growth and development to date have been dependent upon the services of certain members of its senior management. The loss of the services of one or more of such members of senior management could have a material adverse effect on the Company. See "Management."

ABSENCE OF PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

      Although the Company's Common Stock and Class A Common Stock have been traded on the over-the-counter Bulletin Board under the market symbols "EMGG" and "EMGGA," there has generally been no liquid public market for the Common Stock or the Class A Common Stock in the several years prior to the Offering. The Company has filed an application seeking to have the Common Stock listed for quotation on the Nasdaq National Market. However, there can be no assurance that an active trading market will develop or, if developed, will be sustained following the Offering. Because of the relatively illiquid market for the Common Stock prior to the Offering, the price of the Common Stock offered hereby will be determined solely by negotiations among the Company, the Selling Shareholders, and J.C. Bradford & Co., Raymond James & Associates, Inc. and Wheat, First Securities, Inc., as representatives (the "Representatives") of the several underwriters named in this prospectus (the "Underwriters") and may bear no relationship to the market price of the Common Stock after the Offering. See "Underwriting."

      From time to time after this Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company or of other similar companies, changes in general conditions in the economy, consumer delinquency and default rates generally, the financial markets or the industry in which the Company operates, natural disasters, litigation developments or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

SHARES AVAILABLE FOR FUTURE SALE

      Upon the closing of the Offering, the Company will have 8,510,168 shares of Common Stock outstanding, of which the 2,759,000 shares offered hereby will be freely tradeable. In addition, 2,479,462 shares of Common Stock not subject to the lock-up described below are freely tradeable.

      Directors and executive officers of the Company and certain shareholders of the Company's Common Stock holding an aggregate of 3,271,706 million shares have agreed not to sell or otherwise dispose of their Common Stock for a period of 180 days following the closing date of this Offering without the prior written consent of the Representatives of the Underwriters and the Company. When such lock-up restrictions lapse, such shares of Common Stock may be sold in the public market or otherwise disposed of, subject to compliance with applicable securities laws. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

DILUTION

      Investors in the Offering will experience immediate and substantial dilution of $9.43 per share (based on an assumed public offering price of $13.00 per share), and current shareholders will receive a material increase in the net tangible book value of their shares of Common Stock. See "Dilution."

                                  THE COMPANY

      The Company is a diversified financial services company headquartered in Greenville, South Carolina which originates, services and sells Mortgage Loans, SBA Loans, and Auto Loans. The Company makes substantially all of its loans to non-prime borrowers. The Company also serves as investment manager for Reedy River Ventures, L.P. and Palmetto Seed Capital Fund, L.P. (collectively, the "Venture Funds").

      The Company was incorporated in South Carolina in 1968 under the name Golden Tye Corporation and conducted operations related to the railroad transportation industry (the "Transportation Segment"). During the period from 1980 through 1990, the Company's business suffered significant operating losses. In December 1990, approximately 40% of the Company's equity was acquired by a small group of investors, including the Company's current Chairman and Chief Executive Officer. In connection with such acquisition, a substantially new Board of Directors was elected and new executive officers were appointed. In 1991, the Company changed its name to Emergent Group, Inc. and began operating its financial services business (the "Financial Services Segment").

      The Company began its transformation to a financial services company with its acquisition of Carolina Investors, Inc. ("CII") in May 1991. At the time of acquisition, CII had approximately $32 million in Mortgage Loans, and did not sell any loans in the secondary market. Since the Company acquired CII, it has expanded its Mortgage Loan Division significantly. In particular, the Mortgage Loan Division has significantly increased its loan originations, principally through establishing relationships with Mortgage Bankers. During 1993, 1994 and 1995, Mortgage Loan originations totaled $20.5 million, $99.4 million, and $192.8 million, respectively. Furthermore, in 1994 the Mortgage Loan Division began selling a majority of its loans originated in connection with Mortgage Bankers. During 1994 and 1995, the Mortgage Loan Division sold $54.6 million and $127.6 million, respectively, in Mortgage Loans.

      The Company formed Emergent Business Capital, Inc. ("EBC") in December 1991 for the purpose of acquiring substantially all of the assets, including the SBA license, of an inactive SBA lender. Immediately following this acquisition, EBC operated through one location and had $1.6 million in serviced loans receivable of which $1.4 million had been sold in the secondary markets. Since the Company's acquisition of EBC in 1991, its SBA Loan Division has expanded its operations such that it now operates through 11 locations. In addition to selling the SBA Loan Participations, the SBA Loan Division recently securitized approximately $17 million in loans receivable consisting of the unguaranteed portions of SBA Loans. During 1994 and 1995, the SBA Loan Division originated $43.1 million and $39.6 million, respectively, in SBA Loans. At December 31, 1994 and 1995, the SBA Loan Division serviced $87.9 million and $108.0 million, respectively, in SBA Loans.

      The Company acquired Premier Financial Services, Inc. ("Premier") in May 1991 and The Loan Pro$, Inc. ("Loan Pro$") in July 1991. At the time of acquisition, Loan Pro$ had $1.8 million in loans receivable and operated through one location, and Premier had approximately $3 million in loans receivable and operated through three locations. Since the Company acquired Premier and Loan Pro$, it has expanded its Auto Loan Division significantly. During 1994 and 1995, the Auto Loan Division originated $7.5 million and $17.1 million, respectively, in Auto Loans. The Auto Loan Division currently operates through a total of seven locations.

      In January 1993, as part of the Company's strategy of acquiring businesses to utilize the NOL, the Company acquired Young Generations, Inc., a North Carolina corporation ("YGI"), which was engaged in the design, manufacture and marketing of children's apparel (the "Apparel Segment"). Subsequent to 1993, the Company decided to focus Company resources and attention solely on its core financial services operations. In accordance with such strategy, in 1995, the Company discontinued its Transportation Segment and Apparel Segment operations through the sale of Transportation Segment assets and the sale of YGI to YGI's management team. The Company does not anticipate making any acquisitions not related to the financial services industry.

      The Company's principal executive offices are located at 15 South Main Street, Suite 750, Greenville, South Carolina 29601, and its telephone number is (864) 235-8056.

                                USE OF PROCEEDS

      The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company are estimated to be approximately $23.9 million (2,413,850 shares and $28.9 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated Offering expenses, based upon an assumed public offering price of $13.00 a share. Of the net proceeds of this Offering, approximately $22 million will be used to repay outstanding indebtedness under the Credit Facilities and the balance will be used for general corporate purposes, including the funding of the Company's loan demand. The indebtedness expected to be repaid with the proceeds of this Offering had a weighted average interest rate at December 31, 1995 of 8.73% and maturity dates ranging from March 1996 to December 1998. The Company will receive no proceeds from the sale of the shares sold by the Selling Shareholders.

      As part of its growth strategy, the Company may use a portion of the net proceeds for acquisitions of businesses in the financial services industry. Although the Company is engaged from time to time in discussions relating to possible acquisitions, no agreements or understandings relating to any acquisitions are presently pending.



                                DIVIDEND POLICY

      The Company has not paid cash dividends on any shares of capital stock since 1990, and after the Offering intends to retain its earnings to support the growth and development of its business. Accordingly, it does not anticipate paying any cash dividends in the foreseeable future. Any future dividend payments would also depend upon the financial condition, funding requirements and earnings of the Company as well as other factors that the Board of Directors may deem relevant. The ability of the Company to pay dividends would depend upon its ability to receive dividends from its subsidiaries. Certain of the Credit Facilities restrict the payment of dividends to the Company by certain of the Company's subsidiaries.

                          PRICE RANGE OF COMMON STOCK

      The Company's Common Stock and the Class A Common Stock are traded on the over-the-counter Bulletin Board under the market symbols "EMGG" and "EMGGA." However, for significant periods of time over the past several years, there has been no established public trading market for the Common Stock or the Class A Common Stock. As a result, prices reported for the Common Stock and the Class A Common Stock reflect the relative lack of liquidity and may not be reliable indicators of market value.

      The following table sets forth, for the periods indicated, the high and low bid prices for the Company's Common Stock and the Class A Common Stock as reported by National Daily Quotation Service. The prices given may represent quotations between dealers which do not include retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

                                                            COMMON STOCK                CLASS A COMMON STOCK
CALENDAR YEAR                                               HIGH      LOW                 HIGH         LOW
-------------                                               ----      ---                 ----         ---
1994
  First Quarter . . . . . . . . . . . . . . . . . .      $  0.75   $  0.75              $  0.75     $  0.63
  Second Quarter  . . . . . . . . . . . . . . . . .         0.75      0.63                 0.97        0.63
  Third Quarter   . . . . . . . . . . . . . . . . .         0.75      0.63                 1.41        0.63
  Fourth Quarter  . . . . . . . . . . . . . . . . .         1.13      0.63                 1.68        0.95
1995
  First Quarter . . . . . . . . . . . . . . . . . .      $  1.13   $  0.56              $  1.31     $  0.94
  Second Quarter  . . . . . . . . . . . . . . . . .         1.88      0.75                 2.07        0.94
  Third Quarter   . . . . . . . . . . . . . . . . .         5.50      1.75                 6.00        1.75
  Fourth Quarter  . . . . . . . . . . . . . . . . .         6.50      2.00                 9.50        3.00
1996
  First Quarter (through February 23, 1996) . . . .      $  6.50   $  4.00              $  8.50     $  7.00


         Bid and ask quotations with respect to the Common Stock and the Class A Common Stock may be obtained from the National Daily Quotation Service. On February 22, 1996, the last reported sales price of the Common Stock, as obtained from the Bloomberg quotation service, was $10.00. On February 26, 1996, there were 462 holders of record of Common Stock and 123,026 shares of Common Stock outstanding. In connection with this Offering, the Company has applied for quotation of the Common Stock on the Nasdaq National Market under the trading symbol "EMER."

         On February 13, 1996, the last reported sales price of the Class A Common Stock, as obtained from the Bloomberg quotation service, was $9.75. On February 26, 1996, there were 830 holders of record of Class A Common Stock and 6,387,142 shares of Class A Common Stock outstanding.

                                    DILUTION

         The net tangible book value of the Company at December 31, 1995 was $6,420,823, or $1.00 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering.

         After giving effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $13.00 per share), and after deducting the underwriting discount and other estimated expenses to be paid by the Company in connection with this Offering, and after the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1995 would have been $30,343,252, or $3.57 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.57 to existing shareholders and an immediate dilution in net tangible book value of $9.43 per share to purchasers of Common Stock in this Offering. The following table illustrates this per share dilution:

      Assumed public offering price per share . . . . . . . . . . . . . . . . . . . . . . .              $13.00
            Net tangible book value per share before the Offering . . . . . . . . . . . . .    $ 1.00
            Increase in net tangible book value per share attributable to new investors . .      2.57
      Pro forma net tangible book value per share after the Offering  . . . . . . . . . . .                3.57
                                                                                                         ------
      Dilution per share to new investors . . . . . . . . . . . . . . . . . . . . . . . . .              $ 9.43
                                                                                                         ======

      Assuming the Underwriters' over-allotment option is exercised in full, pro forma net tangible book value per share after the Offering would be $4.01 per share, the increase in pro forma net tangible book value of shares owned by existing shareholders would be $3.01 per share, and the dilution per share to new investors after the Offering would be $8.99 per share.

      The foregoing assumes no exercise of outstanding stock options or warrants. At December 31, 1995, a total of 699,664 shares are authorized for issuance under the Company's stock option plans. At December 31, 1995, options to purchase an aggregate of 83,532 shares with a weighted average exercise price of $4.26 were outstanding and exercisable under such stock option plans. At December 31, 1995, options to purchase an additional 255,468 shares were outstanding but were not exercisable. At December 31, 1995, the Company also had warrants outstanding which entitled the holders thereof to purchase an aggregate of 121,742 shares. On January 29, 1996, the Company adopted the Restricted Stock Agreement Plan which provides for the grant of up to 100,000 shares of restricted stock to non-employee directors. To the extent outstanding options and warrants are exercised, or shares reserved for future issuance are issued, there will be further dilution to new investors. See "Management."

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company at December 31, 1995 (i) on a historical basis and (ii) as adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $13.00 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                    DECEMBER 31, 1995
                                                                            -----------------------------------
                                                                                 ACTUAL       AS ADJUSTED
                                                                             -------------   ---------------
                                                                                 (DOLLARS IN THOUSANDS)
Indebtedness:
      Debentures (1)  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  98,317          $  98,317
      Notes payable to banks, including under the Credit Facilities (2) . .      31,633              9,633
                                                                              ---------          ---------

            Total indebtedness  . . . . . . . . . . . . . . . . . . . . . .     129,950          $ 107,950
                                                                              ---------          ---------

Shareholders' equity:
      Common Stock, $.05 par value; 4,000,000 authorized shares;
           121,000 shares issued and outstanding; 2,121,000 shares
           issued and outstanding as adjusted . . . . . . . . . . . . . . .           6                111
      Class A Common Stock, $.05 par value; 6,666,667 authorized
           shares; 6,276,474 shares issued and outstanding (3)  . . . . . .         314                314
      Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . .       6,632             30,450
      Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . .       2,933              2,933
                                                                              ---------          ---------

            Total shareholders' equity  . . . . . . . . . . . . . . . . . .       9,885             33,808
                                                                              ---------          ---------

                 Total capitalization . . . . . . . . . . . . . . . . . . .   $ 139,835          $ 141,758
-------------------------------                                               =========          =========

(1) The Debentures are comprised of senior notes and subordinated debentures bearing fixed rates of interest which are sold by CII only to South Carolina residents. At December 31, 1995, there were $82.1 million of senior notes and $16.2 million of subordinated debentures outstanding bearing aggregate weighted average interest rates of 8% and 6%, respectively. Both senior notes and subordinated debentures are subordinate in priority to the Credit Facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations
      - Liquidity and Capital Resources."

(2) The Company's Credit Facilities provide for aggregate borrowings of up to $148.0 million, subject to certain borrowing base limitations which at December 31, 1995, would have allowed additional borrowing of $14.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

(3) The Class A Common Stock is identical in all respects to the Common Stock except that the Class A Common Stock is subject to certain transfer restrictions applicable only to holders of more than 4.5% of the total number of shares of Class A Common Stock and Common Stock outstanding. See "Description of Securities."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following unaudited selected consolidated financial and operating data at and for the five years ended December 31, 1995 are derived from the audited financial statements of the Company. The data set forth below is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                                       AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------------

                                                             1991          1992         1993       1994          1995
                                                            -----          ----        -----       ----          ----
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF INCOME DATA:
Interest and servicing revenue  . . . . . . . . . . .   $  4,064      $   6,980    $  7,983    $  10,903    $  15,639
Gain on sale of loans (1) . . . . . . . . . . . . . .         --          1,686       3,605        6,450        9,169
Other revenues  . . . . . . . . . . . . . . . . . . .         96            342         458          842        1,470
                                                        --------      ---------    --------    ---------    ---------
Total revenues  . . . . . . . . . . . . . . . . . . .      4,160          9,008      12,046       18,195       26,278
Interest expense:
   Interest on notes payable  . . . . . . . . . . . .         41            218         419          848        2,303
   Interest on Debentures . . . . . . . . . . . . . .      2,358          4,097       4,654        5,031        6,224
                                                        --------      ---------    --------    ---------    ---------
     Total interest expense . . . . . . . . . . . . .      2,399          4,315       5,073        5,879        8,527
Provision for credit losses (2) . . . . . . . . . . .         83            349         686        2,510        2,480
General and administrative expenses . . . . . . . . .      2,265          4,698       5,624        7,359       10,419
Income (loss) from continuing operations before
    minority interest, income taxes and cumulative
    effect of change in accounting principle. . . . .    (   587)       (   354)        663        2,447        4,852
Income taxes  . . . . . . . . . . . . . . . . . . . .    (     2)       (   130)    (   186)         609          190
                                                        --------      ---------    --------    ---------    ---------
Income (loss) from continuing operations before
   minority interest and cumulative effect of
   change in accounting principle (3) . . . . . . . .    (   585)       (   224)        849        1,838        4,662
Minority interest . . . . . . . . . . . . . . . . . .    (    10)       (    25)    (    25)     (    46)     (    81)
                                                        --------      ---------    --------    ---------    ---------
Income from continuing operations before
   cumulative effect of change in accounting
   principle (3)  . . . . . . . . . . . . . . . . . .    (   595)       (   249)        824        1,792        4,581
Income (loss) from discontinued operations  . . . . .        344            685         260          546      ( 3,924)
Cumulative effect of change in accounting principle           --             --         113           --           --
                                                        --------      ---------    --------    ---------    ---------
     Net income (loss)  . . . . . . . . . . . . . . .   $(   251)     $     436    $  1,197    $   2,338    $     657
                                                        ========      ==========   ========    =========    =========
Income per share from continuing operations . . . . .    (  0.11)       (  0.04)       0.13         0.27         0.69
Income per share from discontinued operations . . . .       0.06           0.12        0.04         0.08       ( 0.59)
Cumulative effect per share of change
   in accounting principle  . . . . . . . . . . . . .         --             --        0.01           --           --
                                                        --------      ---------    --------    ---------    ---------
      Net income (loss) per share . . . . . . . . . .   $(  0.05)     $    0.08    $   0.18    $    0.35    $    0.10
                                                        ========      ==========   ========    =========    =========
Weighted average outstanding equivalent
    shares (in thousands) . . . . . . . . . . . . . .      5,660          5,639       6,552        6,689        6,668
OPERATING DATA:
Total loans originated or purchased . . . . . . . . .   $ 18,361      $  57,282    $ 63,633    $ 150,044    $ 249,507
 Total loans sold . . . . . . . . . . . . . . . . . .         --         10,827      31,052       85,772      153,055
 Total loans securitized  . . . . . . . . . . . . . .         --           --            --           --       17,063
 Total loans serviced (period end)  . . . . . . . . .     41,250         68,489     106,898      156,524      213,851
 Total loans receivable (period end)  . . . . . . . .     39,870         56,785      66,279       94,479      125,775
 Weighted average interest rate earned  . . . . . . .      14.23%         14.19%      12.83%       13.51%       14.04%
 Weighted average interest rate paid  . . . . . . . .       7.69           7.74        7.24         6.94         7.57
 Allowance for credit losses as a % of average
   serviced loans (4) . . . . . . . . . . . . . . . .       4.69           2.15        1.72         2.37         2.45
 Net charge-offs as a % of average serviced
   loans (2) (4)  . . . . . . . . . . . . . . . . . .       0.83           0.68        1.29         2.37         1.44
 General and administrative expenses as a % of
   average serviced loans . . . . . . . . . . . . . .       8.24           8.56        6.41         5.59         5.63
BALANCE SHEET DATA (PERIOD END):
Loans receivable  . . . . . . . . . . . . . . . . . .   $ 39,870      $  56,785    $ 66,279    $  91,736    $ 103,865
Mortgage loans held for sale  . . . . . . . . . . . .         --             --          --        3,662       22,593
Total assets  . . . . . . . . . . . . . . . . . . . .     53,562         70,359      84,279      110,429      144,931
Total indebtedness  . . . . . . . . . . . . . . . . .     48,492         64,840      76,195       99,993      134,850
Shareholders' equity  . . . . . . . . . . . . . . . .      4,635          5,057       7,362        9,700        9,885

_________________________________
(1) These amounts represent gains on the sale of SBA Loan Participations and on the sale of Mortgage Loans.
(2) Approximately 90% of the amount in 1994 relates to the writedown to market of certain foreclosed properties associated with speculative construction loans made by the Mortgage Loan Division prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.
(3) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective January 1, 1993. The adoption of SFAS No. 109 had the cumulative effect of (i) increasing the Company's net income in 1993 by $113,000 and (ii) reducing the Company's effective tax rate from approximately 45% to approximately 22%. The Company recognized no deferred tax benefits of operating loss carryforwards as a result of the adoption of SFAS No. 109.
(4) Average serviced loans includes all portfolio Mortgage Loans and Auto Loans, all securitized loans, and the unguaranteed portion of SBA Loans, but excludes the guaranteed portion of the SBA Loans.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with the preceding "Selected Consolidated Financial and Operating Data" and the other historical and pro forma financial statements of the Company, including the notes thereto, appearing elsewhere herein. As used herein, "Discontinued Operations" refers to the Company's Transportation Segment and Apparel Segment. Unless otherwise noted, the discussion contained herein relates to the continuing operations of the Company, which consist of its Financial Services Segment operations.

GENERAL

        The Company is a diversified financial services company headquartered in Greenville, South Carolina which makes Mortgage Loans, SBA Loans and Auto Loans. Prior to current management's acquisition of control of the Company in December 1990, the Company was primarily engaged in its Transportation Segment operations. Under previous management, the Company incurred significant losses which resulted in the NOL. In 1991, current management implemented a strategic plan to acquire profitable businesses which could utilize the NOL. Pursuant to such strategy, the Company acquired CII, Premier, EBC and Loan Pro$ in 1991 and YGI in 1993. In 1994, the Company made a strategic decision to divest all non-financial operations and to focus exclusively on the financial services industry. In accordance with such strategy, the Company completed its divestiture of its Apparel Segment and Transportation Segment operations in 1995.

        The Company's total serviced loans receivable increased from $106.9 million at December 31, 1993 to $156.5 million at December 31, 1994 and to $213.9 million at December 31, 1995. Mortgage Loans increased during both 1994 and 1995 principally as a result of an increase in the number of Mortgage Bankers originating loans through the Mortgage Loan Division, as well as increased loan volume from existing Mortgage Bankers. SBA Loans increased during 1994 due to the opening of additional offices, as well as a result of an increase in the number of Commercial Loan Brokers which refer SBA Loans to the SBA Loan Division. In 1995, the SBA adopted certain policies, such as the temporary implementation of a maximum SBA Loan amount of $500,000 and the temporary prohibition of the use of SBA Loan proceeds for certain refinancings (which temporary limitations were removed in October 1995). Consequently, SBA Loan volume in 1995 was relatively unchanged from the 1994 level. Auto Loans increased during both 1994 and 1995 principally as a result of an increase in number of loan production offices and successful efforts at establishing additional dealer relationships.

        The following table sets forth certain data relating to the Company's loans at and for the years indicated:

                                                                 AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                                   1993             1994              1995
                                                               ----------        ---------        -----------
                                                                          (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
   Mortgage Loans originated  . . . . . . . . . .            $   20,536       $   99,373       $  192,800
   Total Mortgage Loans (period end)  . . . . . .                42,335           60,151           88,165
   Total serviced Mortgage Loans (period end)   .                42,335           60,151           88,165
   Average Mortgage Loans   . . . . . . . . . . .                42,397           51,243           74,158
   Average serviced Mortgage Loans  . . . . . . .                42,397           51,243           74,158
   Average interest rate earned (1)   . . . . . .                 11.96%           12.37%           12.10%
SBA LOANS:
   SBA Loans originated . . . . . . . . . . . . .            $   37,867       $   43,123       $   39,560
   Total SBA Loans (period end) . . . . . . . . .                17,933           25,845           19,937
   Total serviced SBA Loans (period end)  . . . .                58,552           87,890          108,013
   Average SBA Loans  . . . . . . . . . . . . . .                13,956           21,889           22,891
   Average serviced SBA Loans . . . . . . . . . .                40,117           73,221           97,952
   Average interest rate earned (1) . . . . . . .                  9.73%           11.29%           12.70%
AUTO LOANS:
   Auto Loans originated  . . . . . . . . . . . .            $    5,230       $    7,547       $   17,148
   Total Auto Loans (period end)  . . . . . . . .                 6,011            8,483           17,673
   Total serviced Auto Loans (period end)   . . .                 6,011            8,483           17,673
   Average Auto Loans . . . . . . . . . . . . . .                 5,179            7,247           13,078
   Average serviced Auto Loans  . . . . . . . . .                 5,179            7,247           13,078
   Average interest rate earned (1) . . . . . . .                 28.33%           28.28%           27.40%
TOTAL LOANS:
   Total loans receivable (period end)  . . . . .            $   66,279        $  94,479        $ 125,775
   Total serviced loans receivable (period end) .               106,898          156,524          213,851

_____________________________
(1) Averages are computed using beginning and ending balances for the period presented.

PROFITABILITY

        The principal components of the Company's profitability are (1) the net interest and servicing revenue associated with the Company's loans receivable and serviced loans, which is the excess of interest and fees earned on its serviced loans receivable over interest expense paid on borrowed funds associated with such serviced loans receivable, (2) gain resulting from the sale of its Mortgage Loans and (3) the premium received in connection with the sale of the SBA Loan Participations and the related servicing revenue.

        The following table sets forth, for the periods indicated, certain information derived from the Company's Consolidated Financial Statements expressed as a percentage of total revenues.

                                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                                -----------------------------------
                                                                                   1993         1994         1995
                                                                                ----------    ---------   ---------
Interest and servicing revenue  . . . . . . . . . . . . . . . . . . . . . .        66.3%         59.9%        59.5%
Gain on sale of loans . . . . . . . . . . . . . . . . . . . . . . . . . . .        30.0          35.4         34.9
Other revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3.7           4.7          5.6
                                                                                  -----         -----        -----
     Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . .       100.0         100.0        100.0
                                                                                  =====         =====        =====

Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        42.1          32.3         32.5
General and administrative expenses . . . . . . . . . . . . . . . . . . . .        46.7          40.4         39.6
Provision for credit losses . . . . . . . . . . . . . . . . . . . . . . . .         5.7          13.8          9.4
                                                                                  -----         -----        -----
Income from continuing operations before income taxes . . . . . . . . . . .         5.5          13.5         18.5
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (1.6)          2.9          0.8
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (0.2)         (0.3)        (0.3)
Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . .         2.1           2.6        (14.9)
Cumulative effect of change in accounting principle . . . . . . . . . . . .         0.9            -           --
                                                                                  -----         -----        -----
     Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         9.9%         12.9%         2.5%
                                                                                  =====         =====        =====


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

      Total revenues increased $8.1 million, or 44%, from $18.2 million in 1994 to $26.3 in 1995. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans.

      Interest and servicing revenue increased $4.7 million, or 43%, from $10.9 million in 1994 to $15.6 million in 1995. This increase was due principally to the growth in the serviced loan portfolio of the Mortgage Loan Division. Interest and servicing revenue earned by the Mortgage Loan Division increased $2.4 million, or 38%, from $6.3 million in 1994 to $8.7 million in 1995. Interest and servicing revenue earned by the SBA Loan Division increased $382,000, or 15%, from $2.5 million in 1994 to $2.9 million in 1995. This increase resulted from continued growth in serviced SBA Loans, despite the temporary changes in the SBA policies which negatively impacted the Company's SBA Loan originations. Interest and servicing revenue earned by the Auto Loan Division increased $1.5 million, or 71%, from $2.1 million in 1994 to $3.6 million in 1995. The increase in interest and servicing revenue for the Auto Loan Division was due to the growth of its loan portfolio.

      Gain on sale of loans increased $2.7 million, or 42%, from $6.5 million in 1994 to $9.2 million in 1995. Gain on sale of loans was generated by the sale of Mortgage Loans and SBA Loan Participations. The increase resulted principally from increased sales of Mortgage Loans associated with the increased loan originations of the Mortgage Loan Division.

      Other revenues increased $627,000, or 74%, from $842,000 in 1994 to $1.5 million in 1995. Other revenues is comprised principally of origination and processing fees, insurance commissions and management fees paid in connection with the management of the Venture Funds. The increase in other revenues resulted principally from the increase in the Company's loan originations, as well as from increased management fees paid by the Venture Funds.

    Total expenses increased $5.6 million, or 36%, from $15.8 million in 1994 to $21.4 million in 1995. Total expenses are comprised of interest expense, provision for credit losses and general and administrative expenses.

    Interest expense increased $2.6 million, or 44%, from $5.9 million in 1994 to $8.5 million in 1995. The increase was due principally to increased borrowings by the Mortgage and Auto Loan Divisions associated with increased loan originations. Total borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sale of Debentures, increased $27.7 million, or 36%, from $77.5 million at December 31, 1994 to $105.2 million at December 31, 1995. Total borrowings attributable to the SBA Loan Division increased $456,000, or 3%, from $14.4 million at December 31, 1994 to $14.8 million at December 31, 1995. This increase in debt resulted principally from current year loan origination activity, partially offset by a reduction to outstanding debt due to the securitization transaction completed in June 1995. Total borrowings attributable to the Auto Loan Division increased $7.0 million, or 241%, from $2.9 million at December 31, 1994 to $9.9 million at December 31, 1995.

    Provision for credit losses remained stable at $2.5 million in 1994 and in 1995. The provision was made to maintain the general reserves for credit losses associated with loan growth, as well as to fund specific reserves for possible losses associated with particular loans. In 1994, the majority of the provision resulted from the writedown to market value of certain foreclosed properties. These foreclosed properties related principally to speculative construction loans made by CII prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.

    General and administrative expense increased $3.0 million, or 40%, from $7.4 million in 1994 to $10.4 million in 1995 principally as a result of increased personnel costs in the Mortgage Loan Division due to the continued expansion in the servicing and underwriting areas, and increased expenses associated with the opening of three new loan production offices by the Auto Loan Division. General and administrative expense increased from 5.59% of average serviced loans in 1994 to 5.63% in 1995, principally as a result of the increase in the Mortgage Loan Division's servicing operations in anticipation of increased originations of Mortgage Loans, including Mortgage Loans which may be sold servicing retained.

    Income from continuing operations increased $2.8 million, or 155%, from $1.8 million in 1994 to $4.6 million in 1995. The improvement in income was due principally to increased growth and profitability of the Mortgage Loan Division.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Total revenues increased $6.2 million, or 52%, from $12.0 million in 1993 to $18.2 million in 1994. The increase in revenues resulted principally from increases in interest and servicing revenue and gain on sale of loans.

    Interest and servicing revenue increased $2.9 million, or 36%, from $8.0 million in 1993 to $10.9 million in 1994. This increase was due principally to growth in serviced loans receivable in the Mortgage and SBA Loan Divisions. Interest and servicing revenue earned by the Mortgage Loan Division increased $1.2 million, or 24%, from $5.1 million in 1993 to $6.3 million in 1994. Interest and servicing revenue earned by the SBA Loan Division increased $1.1 million, or 79%, from $1.4 million in 1993 to $2.5 million in 1994.

    Gain on sale of loans increased $2.9 million, or 81%, from $3.6 million in 1993 to $6.5 million in 1994. Gain on sale of loans resulted from the sale of Mortgage Loans and SBA Loan Participations. The increase resulted principally from increased sales associated with the increased loan originations of the Mortgage and SBA Loan Divisions.

    Other revenues increased $384,000, or 84%, from $458,000 in 1993 to $842,000 in 1994. Other revenues were comprised principally of management fees paid in connection with origination and processing fees, insurance commissions and the management of the Venture Funds. The increase in other revenues resulted principally from the increase in the Company's loan originations.

    Total expenses increased $4.3 million, or 38%, from $11.4 million in 1993 to $15.7 million in 1994. Total expenses are comprised of interest expense, provision for credit losses, and general and administrative expenses. This increase was due in part to the increase in interest expense as a result of increased borrowing to fund increases in loan volume at the Mortgage and SBA Loan Divisions. The increase in total expenses also resulted from an increase in the provision for credit losses, which was associated with the writedown to market value of certain foreclosed properties.

    Interest expense increased $806,000, or 16%, from $5.1 million in 1993 to $5.9 million in 1994. The increase was due principally to increased borrowings by the Mortgage Loan Division and the SBA Loan Division which were associated with increased loan originations. Total borrowings attributable to the Mortgage Loan Division, both under the Credit Facilities and in connection with the sale of Debentures, increased $7.6 million, or 11%, from $69.9 million at December 31, 1993 to $77.5 million at December 31, 1994. Total borrowings attributable to the SBA Loan Division increased $12.7 million, or 747%, from $1.7 million at December 31, 1993 to $14.4 million at December 31, 1994.

    Provision for credit losses increased $1.8 million, or 262%, from $686,000 in 1993 to $2.5 million in 1994. This increase resulted from growth in the Company's loan portfolio and the writedown to market of certain foreclosed properties included in the Company's real estate held for sale. This unusually high writedown related principally to speculative construction loans made by CII prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.

    General and administrative expense increased $1.7 million, or 30%, from $5.7 million in 1993 to $7.4 million in 1994, principally as a result of increased expenses associated with the opening of a new loan production office by the Auto Loan Division and the general expansion of the Mortgage and SBA Loan Divisions' operations. General and administrative expense decreased from 6.41% of average serviced loans in 1993 to 5.59% in 1994, principally as a result of the increase in the volume of loan originations, principally in the Mortgage Loan and SBA Loan Divisions.

    Income from continuing operations increased $968,000, or 117%, from $824,000 in 1993 to $1.8 million in 1994. The improvement in income was due principally to increased growth and profitability of the Mortgage Loan Division.

DISCONTINUED OPERATIONS

   Transportation Segment

    In connection with the Company's strategic plan to focus its business efforts on the Financial Services Segment, the Company divested its Transportation Segment operations during 1994 and 1995. As a result, the Transportation Segment has been classified as discontinued operations, and, accordingly, the Consolidated Financial Statements and the related Notes of the Company segregate continuing and discontinued operations. The Transportation Segment had pre-tax income of $422,000 in 1993 and $2.8 million in 1994, and a loss of $333,000 in 1995. The profits in 1993 and 1994 resulted principally from gains on the sale of boxcars and other assets. Operating revenues for the Transportation Segment were $1.7 million in 1993, $1.4 million in 1994, and

$390,000 in 1995. These decreases in revenues were due principally to the progressive sale of assets associated with the Transportation Segment. The Company does not believe that there are material liabilities, contingent or otherwise, with respect to its Transportation Segment.

   Apparel Segment

    In connection with the Company's strategic plan to focus its business efforts on the Financial Services Segment, the Company sold all of the outstanding stock of YGI in exchange for a non-recourse note in September 1995, thereby divesting its Apparel Segment operations. In connection with the sale of YGI, the Company wrote off all amounts due the Company from YGI as intercompany debt and amounts due to the Company from the purchasers of the YGI stock, which amounts totaled $3.9 million, net of income taxes of $156,000. The Company wrote off these amounts due to its concern over a decline in YGI's operating profits and the related impact on YGI's and the purchasers' ability to repay these obligations. As a result of the sale of YGI, the operating results of the Apparel Segment have been classified as discontinued operations. The Company remains contingently liable for its guaranty of certain bank loans and trade accounts payable which existed prior to the sale of YGI and which at December 31, 1995 totaled $715,000 and were secured by substantially all of YGI's assets. Management does not anticipate any significant charges to future earnings as a result of these guarantees.

    The Apparel Segment had net losses of $163,000 in 1993, $31,000 in 1994 and $1.3 million in 1995. The net loss in 1994 was decreased by the receipt of $1.25 million in life insurance proceeds due to the death of YGI's President. The Apparel Segment had revenues of $11.5 million in 1993, $12.2 million in 1994, and $7.3 million in 1995.


ALLOWANCE FOR CREDIT LOSSES AND CREDIT LOSS EXPERIENCE

    To provide for credit losses, the Company charges against current earnings an amount necessary to maintain the allowance for credit losses at levels expected to cover future losses of principal. At December 31, 1995 the total allowance for credit losses for the Company was $2.6 million, including $773,000 reserved for potential losses relating to the Company's securitized SBA Loans. This compares to an allowance for credit losses at December 31, 1993 and 1994 of $952,000 and $1.7 million, respectively. The increase in the allowance resulted from corresponding increases in the Company's serviced loans receivable, rather than in connection with specific loans or circumstances.

    The allowance for credit losses is a composite of the allowance for credit losses of the Mortgage Loan Division, the SBA Loan Division and the Auto Loan Division. The Mortgage Loan Division currently maintains an allowance for credit losses equal to approximately 0.75% of its loan portfolio, the SBA Loan Division currently maintains an allowance for credit losses equal to approximately 3.0% of the unguaranteed portion of its loan portfolio, and the Auto Loan Division currently maintains an allowance for credit losses equal to approximately 4.0% of its loan portfolio. In addition, each subsidiary may establish a specific reserve for a particular loan that is deemed by management to be a potential problem loan where full recovery is questionable.

    The table below summarizes certain information with respect to the Company's allowance for credit losses and the composition of charge-offs and recoveries for each of the last three years.

                     SUMMARY OF ALLOWANCE FOR CREDIT LOSSES
                             (DOLLARS IN THOUSANDS)

                                                                                         AT AND FOR THE
                                                                                     YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                                1993         1994         1995
                                                                             ---------      -------     ---------
Allowance for credit losses at beginning of period  . . .                    $    976     $    952     $  1,730
Total loans charged-off . . . . . . . . . . . . . . . . .                        (787)      (1,808)      (1,718)

Total loans recovered . . . . . . . . . . . . . . . . . .                          77           76          155
                                                                               ------        -----        ------
        Net charge-offs . . . . . . . . . . . . . . . . .                        (710)      (1,732)      (1,563)
Provision charged to expense  . . . . . . . . . . . . . .                         686        2,510        2,480
                                                                                -----     --------       -------
Allowance for credit losses at end of period  . . . . . .                         952        1,730        1,874
Allowance for losses on asset-backed securities . . . . .                        --            --          (773)
                                                                              -------      ------        ------
Allowance for credit losses at end of period, net of
      allowance for losses on asset-backed securities . .
                                                                             $    952     $  1,730     $  1,874
                                                                              =======      =======      =======

    The Company considers its allowance for credit losses to be adequate in view of the Company's loss experience and the secured nature of most of the Company's outstanding loans. Although management considers the allowance appropriate and adequate to cover possible losses in the loan portfolio, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for possible credit losses or that additional increases in the allowance for possible credit losses will not be required.

    Management closely monitors portfolio delinquency to measure the quality of its loan portfolio and the potential for credit losses. The Company's policy is to place a loan on non-accrual status after it becomes 90 days past due, or sooner if the interest is deemed uncollectible. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential recovery. Recoveries of previously charged-off loans are credited to the allowance for credit losses.

    The following table sets forth the Company's allowance for credit losses at the end of the fiscal years ended December 31, 1993, 1994 and 1995, the credit loss experience over the indicated periods, and delinquent loan information at the dates indicated for loans receivable at least 90 days past due.

                                                                                                 AT AND FOR THE
                                                                                            YEAR ENDED DECEMBER 31,
                                                                                      ----------------------------------
                                                                                      1993         1994           1995
                                                                                      ----         ----           ----
ALLOWANCE FOR CREDIT LOSSES AS A % OF LOANS RECEIVABLE:
   Mortgage Loan Division . . . . . . . . . . . . . . . . . . . . . . . . .           0.70%        1.23%          0.93%
   SBA Loan Division(1) . . . . . . . . . . . . . . . . . . . . . . . . . .           4.26         4.11           4.62
   Auto Loan Division . . . . . . . . . . . . . . . . . . . . . . . . . . .           2.92         3.00           4.03
       Total allowance for credit losses as a % of total loans receivable .           1.60         2.00           2.04
NET CHARGE-OFFS AS A % OF AVERAGE LOANS RECEIVABLE (2):
   Mortgage Loan Division (3) . . . . . . . . . . . . . . . . . . . . . . .           1.05%        2.96%          1.04%
   SBA Loan Division (1)  . . . . . . . . . . . . . . . . . . . . . . . . .           0.05         0.21           1.48
   Auto Loan Division . . . . . . . . . . . . . . . . . . . . . . . . . . .           5.03         2.53           3.68
       Total net charge-offs as a % of total average loans receivable . . .           1.29         2.37           1.44
LOANS RECEIVABLE PAST DUE 90 DAYS OR MORE AS A % OF LOANS RECEIVABLE:
   Mortgage Loan Division   . . . . . . . . . . . . . . . . . . . . . . . .           7.08%        2.96%          3.67%
   SBA Loan Division (1)  . . . . . . . . . . . . . . . . . . . . . . . . .           0.09           --           0.99
   Auto Loan Division (4)   . . . . . . . . . . . . . . . . . . . . . . . .           5.69         0.64           0.77
       Total loans receivable past due 90 days or more as a % of total
            loans receivable  . . . . . . . . . . . . . . . . . . . . . . .           5.62         2.12           2.78
TOTAL ALLOWANCE FOR CREDIT LOSSES AS A % OF LOANS RECEIVABLE PAST DUE
                 90 DAYS OR MORE:                                                    28.44%       94.20%         73.21%

______________________________________

(1) The percentage is based on the total serviced unguaranteed SBA Loans outstanding.
(2) Average loans receivable have been determined by using beginning and ending balances for the period presented.
(3) Approximately 90% of the amount in 1994 relates to the writedown to market of certain foreclosed properties associated with speculative construction loans made by the Mortgage Loan Division prior to its acquisition by the Company. Speculative construction loans are no longer being made by the Company.
(4) The amount in 1993 relates primarily to consumer loans on personal property made prior to the Company's acquisition of Premier.

     The following table illustrates the Company's delinquency and charge-off experience with respect to Mortgage Loans, SBA Loans and Auto Loans:

                  MORTGAGE LOAN DELINQUENCIES AND CHARGE-OFFS
                             (DOLLARS IN THOUSANDS)

                                                                      AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------
                                                                       1993             1994           1995
                                                                   ----------        ----------      ---------
Serviced Mortgage Loan delinquencies:
   30-59 days past due  . . . . . . . . . . . . . . . . .              8.09%            7.96%          7.75%
   60-89 days past due  . . . . . . . . . . . . . . . . .              2.05             2.87           1.80
   Over 90 days past due  . . . . . . . . . . . . . . . .              7.08             2.96           3.67
In-substance foreclosure  . . . . . . . . . . . . . . . .              6.32             3.87           1.26
Mortgage Loans charged-off, net, as a % of average
         Mortgage Loans . . . . . . . . . . . . . . . . .              1.05%            2.96%          1.04%
Mortgage Loans charged-off, net . . . . . . . . . . . . .         $     446         $  1,518      $     771
Mortgage Loans (period end) . . . . . . . . . . . . . . .            42,335           60,151         88,165
Average Mortgage Loans. . . . . . . . . . . . . . . . . .            42,397           51,243         74,158



                     SBA LOAN DELINQUENCIES AND CHARGE-OFFS
                             (DOLLARS IN THOUSANDS)

                                                                      AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------
                                                                       1993            1994           1995
                                                                     ---------      -----------     -------
Serviced unguaranteed SBA Loan delinquencies:
   30-59 days past due  . . . . . . . . . . . . . . . . .              1.10%            1.17%          2.97%
   60-89 days past due  . . . . . . . . . . . . . . . . .                --               --           4.47
   Over 90 days past due  . . . . . . . . . . . . . . . .              0.09               --           0.99
SBA Loans charged-off, net, as a % of average serviced
        unguaranteed SBA Loans  . . . . . . . . . . . . .              0.05%            0.21%          1.48%
SBA Loans charged-off, net  . . . . . . . . . . . . . . .       $         4      $        31    $       311
Average serviced unguaranteed SBA Loans . . . . . . . . .             7,635           14,545         21,018
Serviced SBA Loans (period end) . . . . . . . . . . . . .            58,552           87,890        108,013
Serviced unguaranteed SBA Loans (period end)  . . . . . .            11,238           17,852         24,184




                    AUTO LOAN DELINQUENCIES AND CHARGE-OFFS
                             (DOLLARS IN THOUSANDS)

                                                                       AT AND FOR THE YEAR ENDED DECEMBER 31,
                                                                     -----------------------------------------
                                                                       1993            1994           1995 (2)
                                                                     ---------      -----------    -----------
Serviced Auto Loan delinquencies:
   30-59 days past due  . . . . . . . . . . . . . . . . .              2.80%            2.29%          9.39%
   60-89 days past due  . . . . . . . . . . . . . . . . .              1.02             0.79           2.68
   Over 90 days past due  . . . . . . . . . . . . . . . .              5.69 (1)         0.64           0.77
Auto Loans charged-off, net, as a % of average
         Auto Loans   . . . . . . . . . . . . . . . . . .              5.03%            2.53%          3.68%
Auto Loans charged-off, net . . . . . . . . . . . . . . .         $     260         $    183    $       481
Auto Loans (period end) . . . . . . . . . . . . . . . . .             6,011            8,483         17,673
Average Auto Loans . . . . . . . . . . . . . . .  . . . .             5,179            7,247         13,078

__________________
(1) Relates primarily to consumer loans on personal property made prior to the Company's acquisition of Premier.
(2) In September 1995, the Company modified its financial reporting software package for the Auto Loan Division. Prior to that time, the Company's software did not report a loan as past due until the first day of the month after the loan became 30 days past due. The modified software package records loans past due during the month the loan becomes past due. Therefore, after modification of its software, the Company's loans that were past due shifted one past-due category (e.g., from current to 30 days past due, or from 60 to 90 days past due.)

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires continued access to short- and long-term sources of debt financing and equity capital. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses, expansion activities and capital expenditures. The Company's primary sources of liquidity are cash flow from operations, sales of the loans it originates and purchases, proceeds from the sale of Debentures, borrowings under the Credit Facilities and proceeds from securitizations of loans. While the Company believes that such sources of funds will be adequate to meet its liquidity requirements, no assurance of such fact may be given. The Offering proceeds will result in an increase in shareholders' equity, which management believes will facilitate the Company's ability to obtain additional borrowings to fund future loan demand.

     Shareholders' equity increased from $7.4 million at December 31, 1993 to $9.7 million at December 31, 1994 and to $9.9 million at December 31, 1995. Each of these increases resulted principally from the retention of income by the Company.

     Cash and cash equivalents increased from $278,000 at December 31, 1994 to $1.6 million at December 31, 1995. Cash provided by (used in) operating activities decreased from $16.7 million in 1994 to $(3.1) million in 1995; cash used in investing activities decreased from $41.4 million in 1994 to $30.0 million in 1995; and cash provided by financing activities increased from $20.0 million in 1994 to $34.4 million in 1995. The decrease in cash provided by operations was due principally to loans held for sale which were originated but not yet sold as of December 31, 1995. Cash used in investing activities was principally for the net increase in loans originated with the expectation of holding the loans until maturity. Cash provided by financing activities was due principally to the increase in borrowing, both under the Credit Facilities and through the sale of the Debentures.

     Cash and cash equivalents decreased from $5.0 million at December 31, 1993 to $278,000 at December 31, 1994. Cash provided by operating activities increased from $1.6 million in 1993 to $16.7 million in 1994; cash used in investing activities increased from $11.8 million in 1993 to $41.4 million in 1994; and cash provided by financing activities increased from $10.9 million in 1993 to $20.0 million in 1994. The increase in cash provided by operations was due primarily to an increase in loans sold. Cash used in investing activities was principally for the net increase in loans originated with the expectation of holding the loans until maturity. Cash provided by financing activities was due principally to the increase in borrowing, both under the Credit Facilities and through the sale of the Debentures.

     At December 31, 1995, the Company's Credit Facilities were comprised of credit facilities of $20 million for the Mortgage Loan Division which had aggregate unused borrowing availability of $9 million (the "Mortgage Loan Division Facility"), credit facilities of $32 million for the SBA Loan Division which had aggregate unused borrowing availability of $933,000 (the "SBA Loan Division Facility"), and credit facilities of $26 million for the Auto Loan Division which had aggregate unused borrowing availability of $4.3 million (the "Auto Loan Division Facility"). The Company currently has a commitment from a lender with respect to a new credit facility for the Mortgage Loan Division in the amount of $70 million. It is expected that this credit facility will be in place by the end of March 1996. At December 31, 1995, $6.9 million bearing interest at the lender's prime rate was outstanding under the Mortgage Loan Division Facility, $14.8 million bearing interest at the lender's prime rate was outstanding under the SBA Loan Division Facility, and $9.9 million bearing interest at 0.75% over the lender's prime rate was outstanding under the Auto Loan Division Facilities. The Credit Facilities have terms ranging from one to three years and are renewable upon the mutual agreement of the Company and the respective lender.

     The Credit Facilities contain a number of financial covenants, including, but not limited to, covenants with respect to certain debt to equity ratios, delinquent loans, and minimum adjusted tangible net worth. The

Credit Facilities also contain certain other covenants, including, but not limited to, covenants that impose limitations on the Company with respect to declaring or paying dividends, making payments with respect to certain subordinated debt, and making certain changes to its equity capital structure. The Company believes that it is currently in material compliance with these covenants.

     The Company sells substantially all of its Mortgage Loans originated through the Principal Mortgage Bankers and the SBA Loan Participations. During 1994 and 1995, the Company sold $54.6 million and $127.6 million, respectively, of Mortgage Loans and $31.2 million and $25.4 million, respectively, of SBA Loan Participations.

     In June 1995, the Company securitized approximately $17 million of loans representing the unguaranteed portions of the SBA Loans. Although securitizations provide liquidity, the Company has utilized securitizations principally to provide a lower cost of funds and reduce interest rate risk. Additional liquidity is not a material factor in the Company's determination to pursue securitizations. The Company expects to complete a securitization of approximately $15 million in Auto Loans by April 30, 1996. In connection with its SBA Loan securitization, the Company has retained subordinated certificates representing interests in the transferred loans equal to approximately 10% of the loans transferred. See "Business - SBA Loan Division - Securitization of SBA Loans."

     CII engages in the sale of the Debentures. The Debentures are comprised of senior notes and subordinated debentures bearing fixed rates of interest which are sold by CII only to South Carolina residents. The offering of the Debentures is registered under South Carolina securities law and exempt from federal registration under the federal intrastate exemption. CII conducts its operations so as to qualify for the safe harbor provisions of Rule 147 promulgated pursuant to the Securities Act of 1933, as amended, (the "Securities Act") which requires that, among other things, at least 80% of the proceeds from the Debentures must be loaned by CII to South Carolina borrowers. At December 31, 1995, CII had an aggregate of $82.1 million of senior notes outstanding bearing a weighted average interest rate of 8%, and an aggregate of $16.2 million of subordinated debentures bearing a weighted average interest rate of 6%. Both senior notes and subordinated debentures are subordinate in priority to the Mortgage Loan Division Credit Facility. Substantially all of the Debentures have one year maturities. The Company expects that after the Offering, it will continue the offering of the Debentures for the immediate future.

TAX CONSIDERATIONS - THE NOL

     As a result of the operating losses incurred by the Company under prior management, the Company generated the NOL. At December 31, 1995, the amount of the NOL remaining and available to the Company was approximately $23 million. The NOL expires, to the extent that it is not utilized to offset income, in varying amounts annually through 2001.

     Because federal tax laws provide that net operating loss carryforwards are restricted or eliminated upon certain changes of control, the Company, in 1991, effected a reverse split of 1-for-50 with respect to its Common Stock, and authorized and issued the Class A Common Stock to all of its then existing shareholders on a basis of 49 shares of Class A Common Stock for each share of Common Stock outstanding (post-reverse split). The Class A Common Stock is identical to the Common Stock except that the Class A Common Stock is subject to certain transfer restrictions which apply only to holders of more than 4.5% of the total number of shares of Class A Common Stock and Common Stock outstanding. These transfer restrictions are designed to reduce the likelihood that a change of control, causing the elimination of the NOL, would occur. Applicable federal tax laws provide that a 50% "change of control," which is calculated over a rolling three year period, would cause the loss of substantially all of the NOL. Although the calculation of the "change of control" is factually difficult to determine, upon the consummation of this Offering, the Company believes that it will have had a maximum cumulative change of control of 33% during the relevant three year period.

     At its 1996 Annual Meeting of Shareholders, the Company expects to propose an amendment to its Articles of Incorporation which will retire the Class A Common Stock by exchanging Common Stock for the Class A Common Stock. The Company expects to propose such amendment because it believes that it is unlikely that the Common Stock will become concentrated in certain holders such that the Company would lose its NOL. In order to trigger the "change of control," at a minimum, an additional 17% of the Common Stock would have to be held by certain qualified 5% or greater shareholders. Furthermore, shares held by most mutual funds and corporations, as a corporate entity, would not be counted toward such change of control, but rather the ownership by such mutual funds and corporations would flow through to their underlying shareholders. The Company believes that the benefits of eliminating two classes of common stock and the increased liquidity associated therewith, outweigh the increased potential risk of losing the NOL.

     No net deferred tax asset was recognized with respect to the NOL for the years ended December 31, 1993, 1994 and 1995. A valuation allowance equal to the NOL was applied to the NOL in each of the years ended December 31, 1993, 1994 and 1995. A valuation allowance of approximately $7.7 million was applied to the tax effect of the NOL for the year ended December 31, 1995.

ACCOUNTING CONSIDERATIONS

     In connection with the Company's sale of SBA Loan Participations, the Company accounts for the servicing revenue in excess of that defined as "normal" servicing revenue in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 65 as excess servicing receivable. This asset is amortized against servicing revenue over the life of the loan to which it relates. In the event that the related loan is prepaid or the related borrower defaults on such loan, the balance of the excess servicing receivable is charged against servicing revenue in the period in which the prepayment or default occurs.

     The Company has engaged in securitizations of loans. The net interest rate spread received by the Company is recorded as excess servicing fees when received over the life of the transaction.

     The Company complies with the provisions of Emerging Issues Task Force ("EITF") 88-11 dealing with income recognition on the sales of loans. EITF 88-11 requires that the amount of gain or loss recognized on the sale of a portion of a loan be based on the relative fair values of the loan portion sold and the loan portion retained. For the Company, EITF 88-11 primarily impacts the amount of gain recognized by the Company on the sale of the SBA Loan Participations. As a result of the Company's accounting treatment described above, a portion of the cash premiums received are deferred and recognized as income over the remaining term of the retained unguaranteed portion of the loan.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY POLICIES

     In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement requires that long-lived assets and certain identified intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for the Company for the fiscal year ending December 31, 1996, although earlier application is encouraged. Based on the Company's present assets, this statement is not expected to have a significant impact on the Company's financial statements.

     In May 1995, the FASB issued SFAS 122, "Accounting For Mortgage
Servicing Rights," which amends SFAS No. 65, "Accounting For Mortgage Banking Activities." This statement allows the capitalization of servicing-related costs associated with mortgage loans that are originated for sale, and to create servicing assets for such loans. Prior to this statement, originated mortgage servicing rights were generally accorded off-balance sheet treatment. The statement is effective for the Company for the fiscal year ending December 31, 1996. The adoption will not have a material effect on the Company's financial condition or results of operations.

     The FASB issued SFAS No. 123, "Accounting For Stock-based Compensation," in October 1995. This statement supersedes APB Opinion No. 25, "Accounting For Stock Issued To Employees" and establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. The statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees.

     A new method of accounting for stock-based compensation arrangements with employees is established by SFAS 123. The new method is a fair value based method rather than the intrinsic value based method that is contained in APB Opinion 25. However, SFAS 123 does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities are allowed (1) to continue to use the APB Opinion 25 method or (2) to adopt the SFAS 123 fair value based method. The selected method would apply to all of the entity's compensation plans and transactions.

     SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted at issuance. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. The Company has not determined the impact of adopting SFAS 123 but believes the impact, if any will be immaterial.

     The FASB issued on October 24, 1995 a proposed statement of financial accounting standards "Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FASB's objective is to develop consistent accounting standards for such transactions, including determining when financial assets should be considered sold and removed from the statement of financial position and when related revenues and expenses should be recognized. This approach focuses on analyzing the components of financial asset transfers and requires each party to a transfer to recognize the financial assets it controls and liabilities it has incurred and remove such assets from the statement of financial position when control over them has been relinquished. In its present form the statement will have minimal impact on the accounting practices of the Company.


INFLATION

     Unlike most industrial companies, the assets and liabilities of financial services companies such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the general levels of inflation in the price of goods and services. While the Company's noninterest income and expense and the interest rates earned and paid are affected by the rate of inflation, the Company believes that the effects of inflation are generally manageable through asset/liability management. See "- Liquidity and Capital Resources" and "- Interest Rate Sensitivity."

INTEREST RATE SENSITIVITY

     Asset/liability management is the process by which the Company monitors and controls the mix and maturities of its assets and liabilities. The essential purpose of asset/liability management is to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities.

     Interest rate risk exists on the Company's Mortgage Loans, as the loans are primarily fixed rate and are funded primarily with variable rate debt. However, management believes that given its ability to sell Mortgage Loans, as well as its production capabilities to replace its current portfolio with new loans earning current market rates, this risk is minimal. However, in the event that interest rates change dramatically in a relatively short period of time, the Company's interest spread and certain premiums received upon the sale of Mortgage Loans could decrease.

     Interest rate risk is minimal on the Company's SBA Loans, as the loans are variable rate over prime, adjusted on the first day of each calendar quarter, and are funded with variable rate debt, adjusted on the first day of each month.

     Interest rate risk exists on the Company's Auto Loans, as the loans are fixed rate and are funded with variable rate debt. However, management plans to use securitizations from time to time as a means of reducing this risk.

                                    BUSINESS

GENERAL

        Emergent Group, Inc. is a diversified financial services company headquartered in Greenville, South Carolina which originates, services and sells Mortgage Loans, SBA Loans, and Auto Loans. The Company also serves as investment manager for the Venture Funds. Substantially all of the Company's loans are made to non-prime borrowers. The Company commenced its lending operations in 1991 and has experienced significant loan growth over the past several years. During 1993, 1994 and 1995, the Company originated $63.6 million, $150.0 million and $249.5 million in loans, respectively. Of the Company's loan originations in 1995, $192.8 million were Mortgage Loans, $39.6 million were SBA Loans and $17.1 million were Auto Loans. For the years ended December 31, 1993, 1994 and 1995, the Company's pre-tax income from continuing operations was $663,000, $2.4 million and $4.9 million, respectively.


 BUSINESS STRATEGY

     The Company's business strategy is to be a diversified financial services company that meets the credit needs of borrowers in what the Company believes to be under-served credit markets. The key elements of the Company's business strategy are as follows:

- Emphasis on Profitability Rather than Asset Growth. The Company will continue to focus on increasing earnings and equity, rather than increasing total assets. The Company believes that it can maximize its return on assets and equity by maintaining a "high velocity" capital strategy, whereby loans are quickly sold. This enables the Company to recognize gains on the sale of its loans and quickly redeploy its capital, as well as reduce its interest rate risk, default risk and borrowing costs. In addition, the Company plans to continue to focus its operations in high-margin loan products, while maintaining a low-cost operation.

- Decentralized Loan Approval. The Company believes that one of the most important factors to customers is the length of time between the lender's initial contact with the customer and the disbursement of loan proceeds. Accordingly, the Company emphasizes minimizing the length of time involved in the lending process, without sacrificing credit quality. It attempts to accomplish this goal, in part, by fostering an entrepreneurial, decentralized management culture and by maintaining up-to-date MIS systems for loan production, asset quality management and servicing. In the Mortgage Loan Division, the Company has an expedited review process with respect to loans submitted by the Principal Mortgage Bankers, which results in a final credit determination generally within two business days. Also, in the SBA Loan Division, the Company uses its "Preferred Lender" status, as well as specially-trained officers who handle only SBA Loans, to shorten the loan approval process. Furthermore, the SBA Loan Division maintains relatively autonomous regional offices which have significant underwriting capabilities and credit authority.

- Proactive Underwriting Process. The Company takes a proactive approach to its loan underwriting process. Because the Company's borrowers are generally non-prime borrowers, standardized credit scoring and underwriting criteria are not always meaningful in assessing a credit. Consequently, the Company employs experienced, trained underwriters who analyze each application independently and have the ability to craft a loan package which meets the needs of the borrower but provides the Company with adequate security. Underwriting adjustments often suggested by Company underwriters include requiring a guarantor or co-borrower with better credit history and/or additional disposable income, lowering the loan-to-value ratio, increasing the interest rate, securing additional collateral and lowering the loan amount.

- Uniform Credit Guidelines and Procedures. The Company attempts to mitigate the risks often associated with non-prime borrowers by utilizing uniform guidelines and procedures for evaluating credit applications in connection with its loan originations. This is designed to complement the Company's decentralized management strategy by ensuring consistent credit quality. The Company's guidelines and procedures relate to such matters as the borrower's stability of residence, employment history, credit history, capacity to pay, total income, discretionary income and debt ratios, as well as the value of the collateral. With respect to its SBA Loans, the Company's guidelines and procedures also emphasize factors pertaining to the business of the borrower, such as business plans, historical and projected financial statements and strength of management.

- Corporate Monitoring and Supervision of Operations. The Company has in place corporate policies designed to monitor and ensure continued quality of credit underwriting and servicing and to evaluate management in each of the Mortgage, SBA and Auto Loan Divisions. Such policies include on-site audits of loan files and underwriting and servicing procedures at each branch office as well as continuous evaluation of general portfolio credit and performance quality, the effectiveness of business development efforts and branch office profitability. The Company's MIS systems provide management with reports on a continuous basis which contain operational information from each of the Mortgage, SBA and Auto Loan Divisions, including the volume of loan originations, delinquency experience and foreclosure and repossession activities.


GROWTH STRATEGY

     The Company's growth strategy is to continue to expand all areas of its lending operations, while emphasizing profitability and return on equity, rather than asset growth. The key elements in the Company's growth strategy are as follows:

- New Strategic Alliances in the Mortgage Loan Division. The Company will attempt to continue to increase the number of Mortgage Bankers with whom it has a relationship and to identify and establish additional strategic alliances with Mortgage Bankers. The Company offers additional services to these strategic alliance Mortgage Bankers, such as providing capital through arrangements similar to warehouse lending and additional MIS and accounting services, which are designed to increase their loan originations. The Company expects to establish two to three additional strategic alliances per year over the next three years.

- Increase in SBA Lending. The Company plans to expand its SBA Loan operations by utilizing its "Preferred Lender" status to minimize its response time and maximize its loan production. The Company has been designated as a "Preferred Lender" by the SBA, which gives the Company the authority to approve a loan and to obligate the SBA to guarantee the loan without submitting an application to the SBA for credit review.

- Additional Offices and Locations. The Company plans to increase its penetration of existing markets and expand geographically by opening additional locations. In 1996, the Company anticipates opening two additional locations in each of the Mortgage Loan and Auto Loan Divisions and three additional locations, including a regional office, in the SBA Loan Division. In the future, the Company will continue to target for expansion areas which have favorable demographics or where the Company has identified qualified individuals who are available to effectively manage additional locations.

- Selected Acquisitions. The Company intends to pursue the acquisition of businesses in the financial services industry. The Company believes that each of the non-prime Mortgage Loan, SBA Loan and Auto Loan areas will present significant opportunities for growth and expansion through acquisitions.

- New Mortgage Loan Products. The Company will consider new loan products and sources of loans. The Company began offering FHA Title I home improvement loans ("FHA Title I Loans") in late 1995. Although the Company has originated a relatively small amount of these loans to date, the Company believes that such loans represent significant potential for growth. The Company will continue to explore new loan products that offer earnings potential in the non-prime Mortgage Loan area.


ANTICIPATED GROWTH IN 1996

     The Company expects to experience significant growth in 1996. Apart from general expansion of its lending operations, the Company expects its Mortgage Loan originations to increase in 1996 because it will have strategic alliance agreements in place with all three Principal Mortgage Bankers during the entire year. The Company did not enter into strategic alliance agreements with two of the Principal Mortgage Bankers until the third and fourth quarters of 1995, respectively. Consequently, the Company did not have the benefit of all Principal Mortgage Bankers (under strategic alliance agreements) during the entire 12 months of 1995.

     The Company also expects that its SBA Loan originations will increase in 1996 because of the removal of certain temporary SBA regulations in place for a substantial part of 1995, which materially impaired the Company's 1995 SBA Loan origination levels. These temporary regulations limited the maximum SBA Loan amount to $500,000 and prohibited the use of SBA Loan proceeds for certain refinancings.


MORTGAGE LOAN DIVISION

 Overview

     The Company's mortgage lending activities consist primarily of originating, selling and servicing Mortgage Loans which are secured by owner-occupied, single-family residential properties. Substantially all of the Company's Mortgage Loans are made to refinance existing mortgages and for debt consolidation, home improvements, educational expenses and a variety of other purposes. The Mortgage Loans generally are secured by a first lien, have principal balances ranging from $25,000 to $100,000, and bear fixed interest rates generally ranging in 1995 from 9% to 16% per annum. Most Mortgage Loans provide for equal monthly payments over their terms, which generally range from 15 to 30 years.

     Substantially all of the Mortgage Loans are made to non-prime borrowers. These borrowers generally have limited access to credit or are considered to be credit-impaired by conventional lenders such as thrift institutions and commercial banks. These conventional lending sources generally impose stringent and inflexible loan underwriting guidelines and generally require a longer period of time, as compared to the Company, to approve and fund loans. The Company believes that its customers require or seek a high degree of personalized service and swift response to their loan applications, but generally are not averse to paying the higher rates that the Company charges for its loan programs as compared to the interest rates charged by conventional lending sources.

     The Mortgage Loan Division has experienced significant growth over the past several years. For the years ended December 31, 1993, 1994 and 1995, Mortgage Loan originations totaled $20.5 million, $99.4 million and $192.8 million, respectively.

     In 1995, the Company diversified its Mortgage Loan products to include FHA Title I Loans and second mortgage primary-financing-only loans made to finance closing costs associated with first Mortgage Loans made by the Company ("PFO Loans"). The Company's FHA Title I Loans have principal amounts up to $25,000, provide for equal monthly payments over terms ranging from 5 to 15 years, bear fixed interest rates generally ranging in 1995 from 15% to 18% per annum, and are 90% guaranteed by the Department of Housing and Urban Development. PFO Loans have principal amounts ranging from $5,000 to $15,000 and, in 1995, had a weighted average interest rate of 16% per annum. All of the Company's PFO Loans are sold on a nonrecourse basis in the secondary market. During 1995, the Company originated an immaterial amount of FHA Title I Loans and $9.0 million of PFO Loans.

     The Company originates Mortgage Loans through Mortgage Bankers primarily located in South Carolina, North Carolina and Florida and through three Company locations in South Carolina which make Mortgage Loans directly to borrowers. Officers in the Mortgage Loan Division headquarters in Pickens, South Carolina are responsible for maintaining relationships with the Mortgage Bankers.

     The Mortgage Loan Division is managed by a Chief Operating Officer who oversees other senior division officers who are responsible for the various aspects of the operations of the Mortgage Loan Division such as underwriting, servicing, loan origination and sale of Debentures. The Chief Operating Officer reports to the Chief Executive Officer of the Mortgage Loan Division, who oversees the operations of the Mortgage Loan Division but is generally not involved in the division's day to day operations. The Chief Executive Officer of the Mortgage Loan Division also serves as the Chief Operating Officer of the Company.

 Industry

     Although there exist no official estimates of the size of the non-prime mortgage industry, the Company believes, based on industry sources, that the potential non-prime home equity market is approximately $240 billion. The Company believes that the non-prime mortgage industry is highly fragmented, with no single lender having a significant portion of the market. However, many of the providers of financing to the non-prime mortgage industry are publicly-traded specialty financial companies.

 Mortgage Loan Origination

     Substantially all of the Mortgage Loans are originated on a wholesale basis by the Company through Mortgage Bankers with whom the Company has a relationship. As a wholesale originator of Mortgage Loans, the Company funds the Mortgage Loans at closing, although the Mortgage Loans may be closed in either the Company's name or in the name of the Mortgage Banker with the Company taking an assignment of the Mortgage Banker's interest. During 1994 and 1995, the Company originated loans through approximately 65 and 120 Mortgage Bankers, respectively, which are located principally in North Carolina and South Carolina. Of the approximately 120 Mortgage Bankers who were responsible for origination of Mortgage Loans in 1995, the Principal Mortgage Bankers accounted for approximately $145 million, or 75%, of the Company's Mortgage Loans originated in 1995.

     In 1994, the Company began seeking to enter into "strategic alliance" agreements with Mortgage Bankers that were believed by the Company to be able to consistently generate large volumes of quality mortgage loans. These strategic alliance agreements require that the Principal Mortgage Bankers must first offer to the Company the right to fund all of their loans which meet the Company's underwriting criteria before offering such loans to other parties. The Principal Mortgage Bankers are accorded additional services, information and authority by the Company, including the provision of capital through arrangements similar to warehouse lending and the provision of additional MIS and accounting services. These strategic alliance agreements have terms ranging from two to five years and are scheduled to terminate beginning in December 1997. The Company believes that these strategic alliances are an important factor in providing a higher level of customer service. To date, the Company has entered into strategic alliances with the three Principal Mortgage Bankers. The first strategic alliance was established in the first quarter of 1994 and the second and third strategic alliances were established in the third and fourth quarters of 1995, respectively.

    The Company believes that its relationships with its Mortgage Bankers, including the Principal Mortgage Bankers, are good. However, except for the agreements with the Principal Mortgage Bankers, there are no contractual arrangements between the Company and its Mortgage Bankers with respect to the Mortgage Banker's referrals of Mortgage Loans to the Company.

    The Company plans to increase the number of Mortgage Bankers with which it is affiliated. The Company also seeks to identify specific Mortgage Bankers either from its group of affiliated Mortgage Bankers or from unaffiliated Mortgage Bankers and enter into strategic alliance agreements with these parties.

    During 1994 and 1995, Mortgage Loan originations by state were as follows:

                                                        PRINCIPAL AMOUNT OF
                                                           MORTGAGE LOANS
                                                     ORIGINATED DURING THE YEAR
                                                          ENDED DECEMBER 31,
                                                     --------------------------
                                                       (DOLLARS IN THOUSANDS)

STATE                                                     1994             1995
--------------------------------------------------     -------          -------
North Carolina ...................................     $49,100          $97,400
South Carolina ...................................      42,600           37,600
Florida ..........................................         ---           16,200
Arkansas .........................................       3,600            9,700
Virginia .........................................         400            9,600
Tennessee ........................................       1,900            8,800
All other states (13 states) .....................       1,800           13,500
                                                       -------         --------
 Total ...........................................     $99,400         $192,800
                                                       =======         ========



 Application and Approval Process

     The application and approval process for Mortgage Loans depends upon the specific Mortgage Bankers involved in the origination process. Loans originated through the Principal Mortgage Bankers are initially evaluated and underwritten by the officers of the Principal Mortgage Bankers, who are required to follow the Company's underwriting procedures. After the Principal Mortgage Bankers have gathered the necessary underwriting information and evaluated and approved the application, summary information regarding the loan and a funding request is forwarded to the Company for review on an expedited basis, which review is generally completed within two business days. After approval by the Company, the loan package is forwarded to an attorney or title company for closing. In the origination process, the Principal Mortgage Banker makes standard representations and warranties with respect to the Mortgage Loan, as well as a representation that the Mortgage Loan meets the Company's underwriting criteria. With respect to loans originated through Mortgage Bankers other than the Principal Mortgage Bankers, the necessary underwriting information is gathered by both the Mortgage Banker and the Mortgage Loan Division's credit department. After review and evaluation, an officer in the credit department makes the final credit decision.

    The Company attempts to grant approvals of loans quickly to borrowers meeting the Company's underwriting criteria. Loan officers are trained to structure loans that meet the applicant's needs, while satisfying the Company's lending criteria. If an applicant does not meet the lending criteria, the loan officer may offer to make a smaller loan, request additional collateral, or request that the borrower obtain a co-borrower or guarantor.

    Mortgage Loans are generally made in amounts ranging from $25,000 to $100,000, with the maximum amount generally being $200,000. In limited instances, Mortgage Loans are made in excess of this limit. However, such loans must be approved by a senior officer and have two independent appraisals. The maximum amount that the Company will lend to a particular borrower is determined by a number of factors including the applicant's creditworthiness, the value of the borrower's equity in the real estate and the ratio of such equity to the home's appraised value.

    Creditworthiness is assessed through a variety of means, including calculating standard debt to income ratios, examining the applicant's credit history through standard credit reporting bureaus, verifying an applicant's employment status and income, and checking the applicant's payment history with respect to the first mortgage, if any, on the property. The Company uses several procedures to verify information obtained from an applicant. The applicant's outstanding balance and payment history on any senior mortgage is verified by calling the senior mortgage lender. In order to verify an applicant's employment status and income, the Company generally obtains a written statement from the applicant's employer.

    In the case of owner-occupied property, the loan amount generally may not exceed 80% of the appraised value of the property, less any balance outstanding on any existing mortgages. In non-owner-occupied properties, the loan amount generally may not exceed 75% of the appraised value of the property, less any balance outstanding on any existing mortgages. In limited instances, the Company makes loans which have loan-to-value ratios greater than 80%. However, such loans are generally made only to borrowers deemed by the Company to have a higher degree of creditworthiness (i.e., superior credit history, stable, high-income employment and low gross debt ratios), when compared to its typical borrowers. It is the Company's current policy that such loans do not exceed $250,000. Approximately 90% of the Company's Mortgage Loans are secured by owner-occupied property.

    The Company generally requires a physical inspection of collateral by a Company officer if the loan is under $15,000 or an independent appraisal if the loan is greater than $15,000. Loans in excess of $200,000 require two independent appraisals. The Company generally requires title insurance for real estate loans in excess of $15,000. For real estate loans less than $15,000, the Company generally requires an insured certificate of title from a title abstract company. The Company generally requires real estate improvements to be fully insured as to fire and other commonly insured-against risks and regularly monitors its loans to ensure that insurance is maintained for the period of the loan.

    In connection with Mortgage Loans, the Company collects nonrefundable underwriting fees, late charges and various other fees, depending on state law. Other fees charged, where allowable, include those related to credit reports, lien searches, title insurance and recordings, prepayment fees and appraisal fees.


 Sale of Mortgage Loans

     The Company began selling Mortgage Loans in 1994 and for the years ended December 31, 1994 and 1995, the Company sold $54.6 million and $127.6 million of Mortgage Loans, respectively. The Mortgage Loans to be sold are generally packaged in pools of approximately $10 million and offered to several potential purchasers for the purpose of obtaining bids. After obtaining bids, the pool is generally sold to the highest bidder. Historically, the Mortgage Loans have been sold servicing released and on a non-recourse basis, with customary representations and warranties.

    In connection with the sale of Mortgage Loans, the Mortgage Loan Division receives premiums generally ranging from 4% to 8% of the principal amount of the Mortgage Loan being sold, depending on prevailing interest rates and the term of the loan. During 1994 and 1995, the weighted average premiums on the Mortgage Loans sold were 5.91% and 7.04%, respectively. For the years ended December 31, 1994 and 1995, premiums recognized by the Company in connection with the sale of Mortgage Loans were $2.4 million and $6.0 million, respectively. Purchasers of Mortgage Loan pools are typically large financial institutions, many of which purchase the Mortgage Loans for inclusion in larger pools of loans which, in turn, are sold to institutional investors.

 Mortgage Loan Servicing

    The Company services the Mortgage Loans that are not sold, but historically has not retained the servicing on Mortgage Loans sold. However, in the future, the Company may retain servicing on Mortgage Loans sold. Servicing includes collecting payments from borrowers, accounting for principal and interest, contacting delinquent borrowers, ensuring that insurance is in place, monitoring payment of real estate property taxes, and supervising foreclosures and bankruptcies in the event of unremedied defaults.

 Delinquencies and Collections

    Collection efforts generally begin when an account is over seven days past due. At that time, the Company attempts to contact the borrower to determine the reason for the delinquency and cause the account to become current. After an account becomes 15 days past due, weekly letters are sent to the borrower. In general, at 30 days past due, a right to cure letter is sent; at 61 days a five-day demand letter is sent; and at 68 days, the account is turned over to an attorney. If the status of the account continues to deteriorate, the Company undertakes an analysis to determine the appropriate action. In limited circumstances, when a borrower is experiencing difficulty in making timely payments, the Company may temporarily adjust the borrower's payment schedule without changing the loan's delinquency status. The determination of how to work out a delinquent loan is based upon a number of factors, including the borrower's payment history and the reason for the current inability to make timely payments.

    When a loan is 90 days past due in accordance with its original terms, it is placed on non-accrual status and foreclosure proceedings are generally initiated. In connection with such foreclosure, the loan and the facts surrounding its delinquency are reviewed, and the underlying property may be reappraised. Regulations and practices regarding foreclosure and the rights of the mortgagor in default vary greatly from state to state. If deemed appropriate, the Company will bid in its loan amount at the foreclosure sale or accept a deed in lieu of foreclosure. The real estate owned portfolio, which is carried at the lower of carrying value or appraised fair market value less estimated cost to sell, totaled $3.7 million at December 31, 1995.


SBA LOAN DIVISION

 Overview

    The Company formed EBC in December 1991 for the purpose of acquiring substantially all of the assets, including the SBA license, of an inactive SBA lender. EBC is one of approximately 12 non-bank entities in the United States possessing a license to make SBA Loans. Substantially all of the Company's SBA Loans are made under Section 7(a) ("Section 7(a) Loans") of the Small Business Act of 1953, as amended (the

"Small Business Act"). However, the Company, through a subsidiary, began making loans in 1995 pursuant to Section 504 ("Section 504 Loans") of the Small Business Act (the "Section 504 Loan Program").

    During 1993, 1994 and 1995, the Company originated $37.9 million, $43.1 million and $39.6 million, respectively, in Section 7(a) Loans. Based on a recent trade association report, management believes that during the SBA's fiscal year ended September 30, 1995, the Company was among the ten largest SBA Loan lenders in the nation based on principal amount of Section 7(a) Loans approved by the SBA.

    During 1995, the Company made approximately $3 million in Section 504 Loans. The Company expects that it will continue to focus its SBA lending efforts on Section 7(a) Loans, although future regulatory changes could alter such decision.

    The SBA Loan Division operates through a total of 11 offices, seven of which are staffed by Company employees and four of which are staffed by independent loan representatives. The Company's SBA operations are divided into four regions: (1) the Southeastern Region, which is headquartered in Greenville, South Carolina, (2) the Gulf Coast Region, which is headquartered in Panama City, Florida, (3) the Central States Region, which is headquartered in Wichita, Kansas, and (4) the Rocky Mountain Region, which is headquartered in Denver, Colorado.

    The SBA Loan Division is managed by a President who oversees the four regional vice presidents. These regional vice presidents are responsible for the day-to-day operations within their respective regions, including loan origination and underwriting activities. The President is also responsible for the servicing operations of the SBA Loan Division. The President reports to the Chief Executive Officer of the SBA Loan Division, who oversees the operations of the SBA Loan Division but is generally not involved in the division's day to day operations. The Chief Executive Officer of the SBA Loan Division also serves as the Chief Operating Officer of the Company.

 SBA Loan Program Participation

    Section 7(a) Loan Program. Section 7(a) Loans are term loans made to commercial businesses which qualify under SBA regulations as "small businesses." These loans are primarily for the acquisition or refinancing of property, plant and equipment, working capital or debt consolidation.

    The SBA administers three levels of lender participation in its Section 7(a) Loan program. Under the first level of lender participation, known as the Guaranteed Participant Program, the lender gathers and processes data from applicants and forwards it, along with its request for the SBA's guaranty, to the local SBA office. The SBA then completes an independent analysis and makes its decision on the loan application. SBA turnaround time on such applications can vary greatly, depending on its backlog of loan applications. Under the second level of lender participation, known as the Certified Lender Program, the lender (the "Certified Lender") gathers and processes the application and makes its request to the SBA, as in the Guaranteed Participant Program procedure. The SBA then performs a review of the lender's credit analysis on an expedited basis, which review is generally completed within three working days. The SBA requires that lenders originate loans meeting certain portfolio quality and volume criteria before authorizing lenders to participate as Certified Lenders. Authorization is granted by the SBA on a district-by-district basis. Under the third level of lender participation, known as the Preferred Lender Program, the lender has the authority to approve a loan and to obligate the SBA to guarantee the loan without submitting an application to the SBA for credit review. However, the lender (the "Preferred Lender") is required to secure confirmation from the SBA that the applicant qualifies as a small business. Such confirmation generally takes less than 24 hours. The standards established for participants in the Preferred Lender Program, the SBA's highest designation, are more stringent than those for participants in the Certified Lender Program and involve meeting additional portfolio quality and volume requirements.

     The Company has been designated a Preferred Lender by the SBA in 27 of the 65 SBA districts. These districts are all of the SBA districts in which the Company is deemed to be an "active" lender by the SBA. Virtually all of the Company's SBA Loans are made in these districts.

     Section 504 Program. The Section 504 Program differs from the Section 7(a) Loan program in both structure and size of loans. Section 504 loans generally range in principal amount from $1 million to $2.25 million and are made in connection with a state chartered certified development corporation. Section 504 Loans are generally commercial development-related loans which, in the case of construction loans, are initially funded entirely by the SBA-licensed lender (such as the Company). Upon completion of the construction phase of the project, a significant portion of the total loan (generally approximately 55%) is repaid by the certified development corporation. This repayment is funded by the SBA through the purchase of a fixed rate debenture issued by the certified development corporation. This purchased portion of the loan is subordinated to the first mortgage loan (held by the SBA-licensed lender). Consequently, the SBA-licensed lender has a loan which has a very favorable loan-to-value ratio. The acquisition of existing properties is generally funded 50% by the SBA-licensed lender (in a first mortgage position), 40% by the certified development corporation (in a subordinate lien position), with the remaining 10% provided by the borrower. The approval process for Section 504 Loans is similar to the first level of lender participation with respect to Section 7(a) Loan program except that the certified development company presents the loan to the SBA (after it has been approved by the SBA-licensed lender and the certified development company). Upon presentation, the SBA completes its independent analysis of the loan and makes its credit decision. SBA turnaround time on such applications can vary greatly, depending on its backlog of loan applications.

 SBA Guarantees

     Under the Preferred Lender Program, the SBA guarantees up to 80% on loans of $100,000 or less, and up to 75% on loans in excess of $100,000. However, the SBA's maximum guaranty per borrower under any SBA Loan is $750,000.

     In the event of a default by a borrower on an SBA Loan, if the SBA establishes that any resulting loss is attributable to a failure by the Company to comply with SBA policies and procedures in connection with the origination, documentation or funding of the loan, the SBA may seek recovery of funds from the Company. With respect to SBA Loan Participations which have been sold, the SBA first will honor its guarantee and then seek compensation from the Company in the event that a loss is deemed to be attributable to such failure to comply with SBA policies and procedures. To date, the SBA has not sought recovery from the Company on any of its SBA Loans.

 SBA Loan Origination and Approval

     In the past five years, the Company's SBA Loan origination offices have made loans in 23 states and the District of Columbia. The Company's SBA Loans generally range in size from $100,000 to $1.2 million. Average loan size for originations during 1995 was $332,000. The SBA Loans generally have a variable rate of interest which is limited to a maximum of 275 basis points over the lowest prime lending rate published in The Wall Street Journal adjusted on the first day of each calendar quarter.

     Although the Company originates SBA Loans through direct contact between its loan officers and potential borrowers, a substantial portion of the Company's SBA Loans are generated by Commercial Loan Brokers who generally are paid referral fees. The Company does not have any contractual agreements with


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



any of these brokers obligating them to refer loans to the Company. In 1995, the Company originated SBA Loans in connection with approximately 35 Commercial Loan Brokers, and no Commercial Loan Broker accounted for more than 15% of the Company's SBA Loans. The Company also attempts to maintain strong relationships with commercial banks, attorneys, accountants and other potential loan referral sources.

    The majority of the Company's SBA Loan originations have been for the acquisition or refinance of property, plant and equipment, working capital or debt consolidation. A number of SBA Loans were made to business franchisees in connection with the acquisition of national franchises. These loans are generally secured by all assets of the borrower, including any real property.
In connection with the SBA Loans, the Company generally obtains the guarantee of the principals involved in the business, which is often secured by real property.

    All SBA Loans originated by the Company are evidenced by variable rate notes which adjust quarterly, require payment monthly and are scheduled to amortize fully over their stated term. SBA Loans originated by the Company have terms ranging from seven to 25 years depending upon the use of proceeds, with a weighted average term of approximately 16 years. Generally, seven-year loans are made for working capital, 10-year loans for equipment and 25-year loans for real estate.

    Applicants for SBA Loans are generally required to provide historical financial statements for three years and/or projected statements of operations for two years. They are also generally required to provide proof of equity, personal guarantees and assignments of affiliated leases and life insurance. Credit reports are generally obtained from independent credit reporting agencies for all applicants. These reports are reviewed by SBA Loan Division's credit officers. Independent appraisals are generally required on real estate pledged as collateral.

    All loans made by the SBA Loan Division must be approved by the regional vice president and one other loan officer. All loans in excess of $1 million must also be approved by either the President or Executive Vice President of the SBA Loan Division. After approval by such officers, the loan application is produced and forwarded to the SBA office servicing the location of the applicant. If the loan is being made in a district where the SBA Loan Division is certified as a Preferred Lender, no prior credit approval of the SBA is required before the loan transaction can be consummated. However, if the loan is being made in a district where the SBA Loan Division is not certified as a Preferred Lender, the loan cannot be made until the SBA office approves the loan, issues an authorization letter and assigns a loan number.

 Multiple Disbursements of SBA Loans

    The Company funds certain of its SBA Loans on a multiple disbursement basis. In particular, when part of the use of proceeds of a loan is for the construction or improvement of real property, the loan may require multiple disbursements over a lengthy period of time. At December 31, 1995, the Company had $10.6 million of outstanding SBA Loans in various stages of multiple disbursements, of which $6.3 million had been disbursed. The length of time necessary to complete the disbursement process for multiple disbursement loans is generally six to twelve months.

 SBA Loan Sales

     Upon final disbursement of the proceeds of each SBA Loan, the Company obtains bids in the secondary market for the SBA Loan Participation associated with that SBA Loan. The SBA Loan Participation is generally sold to the highest bidder. The Company retains the unguaranteed portion of the loan and the servicing rights to the entire loan. The SBA Loan Division sells the SBA Loan Participations generally to financial institutions or other institutional investors. Purchasers of the SBA Loan Participations share ratably with the SBA Loan Division (holding the unguaranteed portion) with respect to all principal collected from the borrowers with respect to the SBA Loans. SBA lenders are required to pay a fee of 50 basis points per annum to the SBA on the outstanding balance of the guaranteed portion of all loans.

    In connection with the sale of SBA Loan Participations, the SBA Loan Division receives, in addition to additional servicing revenue, cash premiums of approximately 10% of the guaranteed portion being sold. During 1993, 1994 and 1995, the weighted average premiums on the SBA Loan Participations sold, together with the additional servicing revenue, aggregated 13.75%, 11.79% and 13.75%, respectively, of the SBA Loan Participations sold. For the years ended December 31, 1993, 1994 and 1995, premiums recognized by the Company in connection with the sale of SBA Loan Participations were $3.6 million, $4.0 million and $3.9 million, respectively.

    The SBA has contracted with Colson Services Corp. ("Colson Services") to serve as the exclusive fiscal and transfer agent for the SBA Loan
Participations sold in the secondary market. The Company collects payments from borrowers and remits to Colson Services amounts due to investors. Colson Services then remits such amounts to the investors and administers the transfer of SBA Loan Participations from one investor to another.


 Securitization of SBA Loans

    Historically, the Company retained the unguaranteed portions of its SBA Loans. However, in 1995, the Company securitized approximately $17 million of the unguaranteed portions of its SBA Loans. The securitization was effected through a grantor trust (the "Trust"), the ownership of which was represented by Class A and Class B certificates. The Class A certificates were purchased by investors, while the Company retained the Class B certificates. These certificates give the holders thereof the right to receive payments and other recoveries attributable to unguaranteed portion of the SBA Loans held by the Trust. The Class B Certificates represent approximately 10% of the principal amount of the SBA Loans transferred in the securitization and are subordinate in payment and all other respects to the Class A Certificates. Accordingly, in the event that payments received by the Trust are not sufficient to pay certain expenses of the Trust and the required principal and interest payments due on the Class A Certificates, the Company, as holder of the Class B Certificates, would not be entitled to receive principal or interest payments due thereon.

    The Company serves as master servicer for the Trust and, accordingly, forwards payments received on account of the SBA Loans held by the Trust to the trustee of the Trust, which, in turn, pays the holders of the certificates in accordance with the terms of and priorities set forth in the securitization documents. Because the transfer of the SBA Loans to the Trust constitutes a sale of the underlying SBA loans, no liability is created on the Company's Consolidated Financial Statements. However, the Company has the obligation to repurchase the SBA Loans from the Trust in the event that certain representations made with respect to the transferred SBA Loans are breached or in the event of certain defaults by the Company, as master servicer. The Class A certificates received a rating of Aaa from Moody's Investors Service, Inc. The Class B Certificates were not rated. In connection with the securitization, the SBA Loan Division received funds substantially equal to the Class A certificates' percentage of the total principal amount of the SBA Loans transferred to the Trust.

     If available, the Company intends to continue to pursue securitization transactions in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

 Loan Servicing

    The Company services substantially all the SBA Loans it originates. Servicing includes collecting payments from borrowers and remitting payments with respect to the SBA Loan Participations to Colson Services, accounting for principal and interest, contacting delinquent borrowers and supervising foreclosures. The Company initially reviews loan files to confirm that the loans were originated in accordance with SBA regulations. Thereafter, the Company conducts periodic reviews of the borrower's financial condition and typically conducts field visits to the borrower's place of business at least once a year.


 Delinquency and Collection

    When an SBA Loan becomes delinquent, the Company contacts the borrower to determine the circumstances of the delinquency and attempts to maintain close contact with the borrower until the loan is brought current or is liquidated. When an SBA Loan becomes 60 days past due, the Company is required to notify the SBA of such delinquency. Generally, after a loan becomes 90 days delinquent, the Company places the loan on non-accrual status, delivers a default notice and begins the legal process of foreclosure and liquidation, upon notification to and approval by the SBA. Foreclosure proceedings are generally conducted by the lender, although where the SBA Loan was not made by a Preferred Lender, the SBA has the right to conduct the foreclosure. Any loss after foreclosure and liquidation is allocated pro rata between the guaranteed and the unguaranteed portions of the SBA Loan. Generally, after an SBA Loan becomes 60 to 90 days past due, the SBA, upon the request of the servicer of the SBA Loan, repurchases the guaranteed portion of the principal balance of the SBA Loan from the holder, together with accrued interest covering a period of up to 120 days.


AUTO LOAN DIVISION

 Overview

    The Company's Auto Loan Division makes loans directly to non-prime borrowers for the purchase of used automobiles. Substantially all of the Auto Loans are made directly by the Company through referrals from Dealers located in South Carolina. Less than 10% of the Auto Loans originated in 1995 were "indirect" loans purchased from Dealers, all of which were located in South Carolina. Of the Dealers which referred loans to the Company in 1995, the Company estimates that half of such Dealers were franchised Dealers and half were independent Dealers.

    The non-prime consumer automobile market is comprised of borrowers who generally do not have access to other conventional sources of automobile credit because they do not meet the credit standards imposed by other lenders. As a result of its borrowers' credit status, the Company charges relatively high rates of interest to such consumers. By contrast, banks, thrift institutions, and financing subsidiaries of manufacturers and retailers generally impose more stringent, objective credit requirements and generally charge lower interest rates based on the prevailing interest rate environments at the time of origination.

    The Company began making Auto Loans with its acquisition of 80% of the common stock of Loan Pro$ in 1991. At the time of acquisition, Loan Pro$ had $1.8 million in loans and operated through one location. The Company also acquired Premier in 1991. At the time of acquisition, Premier had approximately $3 million in loans, which were principally personal property loans, and operated through three locations. During 1993, the Company decided to terminate Premier's unsecured personal property loan operation and focus its lending efforts on secured automobile lending. The Company currently operates its Auto Loan Division through seven locations, and at December 31, 1995, had a total of $18 million of serviced Auto Loans, substantially all of which were made in connection with the purchase of automobiles. The Company's long-term strategy is to grow the Auto Loan Division, and in connection with such strategy, expects to open two new offices during 1996. During 1993, 1994 and 1995, the Auto Loan originations totaled $5.2 million, $7.5 million and $17.1 million, respectively.

    The Auto Loan Division is managed by the presidents of Loan Pro$ and Premier. These individuals oversee the branch managers of each loan production office and are generally responsible for the performance of their respective companies. These individuals report to the Chief Executive Officer of the Auto Loan Division, who is also the Chief Operating Officer of the Company.

    Although Premier and Loan Pro$ have substantially similar operations, the Company has maintained their separate existence because Loan Pro$ is not a wholly-owned subsidiary. The president of Loan Pro$ retained a 20% equity interest in Loan Pro$ at the time of its acquisition by the Company.


 Industry

    The automobile finance industry is the second largest consumer finance market in the United States, estimated by the Federal Reserve Board to have been a $325 billion market in terms of outstanding automobile installment credit at the end of 1994. The non-prime portion of the automobile finance market is estimated to be between $30 billion and $50 billion and is highly fragmented. Many large financial service entities, such as commercial banks, savings and loans, credit unions and captive finance companies do not consistently provide financing to the non-prime market. In many cases, those organizations electing to remain in the automobile finance business have migrated toward higher credit quality customers in order to reduce collection and processing costs and to maintain higher levels of credit quality. Many of the largest providers of financing to the non-prime automobile finance market are the publicly-traded specialty automobile finance companies. The Company estimates that these companies collectively have less than a 15% market share. The remainder is primarily comprised of privately-held finance companies and Dealers who provide financing programs directly to the consumer.


 Direct Auto Loans and Related Products

    Substantially all of the Company's Auto Loans are made directly by the Company to consumers in connection with purchases of used automobiles. This is in contrast to "indirect lending," where lenders purchase loans from Dealers that have already been originated by such Dealers.

    The Auto Loans are generally fixed rate loans, with interest rates ranging from 18% to 46% per annum, depending on the model year of the automobile being financed and the creditworthiness of the borrower. At December 31, 1995, the Auto Loans had a weighted average interest rate earned of 27.4%. The amount financed on Auto Loans generally ranges from $3,000 to $10,000 (with an average initial principal balance in 1995 of approximately $5,000), and the repayment terms generally range from 24 to 48 months, depending upon the amount financed. The interest rate which may be charged by the Company is regulated by state law. See " -- Regulation."

    In connection with its Auto Loans, the Company offers credit life and accident and health insurance products for which it receives commissions. These insurance products are sold by branch managers who are licensed representatives of an unaffiliated insurance company. During 1995, insurance was sold in connection with approximately 50% of the total number of Auto Loans originated. During 1995, the Company recognized $140,000 in commissions in connection with the sale of insurance products.

 Relationships with Dealers

    Substantially all of the Company's Auto Loans are originated by referrals from Dealers located in or around the localities served by the Company. In a typical situation, the dealer will bring a customer who wishes to purchase an automobile, along with the automobile, to an Auto Loan Division branch location. At the branch location, the branch manager (or a person designated by the branch manager) will examine the automobile and make a final credit determination with respect to the customer. In dealing with the Company, Dealers become familiar with the Company's lending policies and procedures and develop the ability to screen potential applicants for credit who are unlikely to be approved by the Company. The Company attempts to establish and maintain its relationships with Dealers by making prompt credit determinations and by offering quality, consistent and dependable service. New dealer relationships are secured principally through personal contact by branch managers.

    During 1995, the Company originated Auto Loans in connection with approximately 200 Dealers. In 1995, no single dealer accounted for a material portion of the Company's Auto Loans. The Company has no formal agreements with any Dealers under its direct lending program.


 Direct Auto Lending Procedures

    The initial credit screening on potential Auto Loan customers is performed by the Dealers based on the Company's lending policies and procedures. Final credit decisions involving less than $10,000 are made by the branch managers, who interview borrowers in person, examine the automobile and perform other verification procedures. Auto Loans in amounts greater than $10,000 require the approval of the branch manager and one other member of the Auto Loan Division's senior management.

     The Company's credit review process requires the completion of a standardized credit application with information on the applicant's background, employment and credit history. The Company obtains a credit report on the applicant from an independent reporting service and obtains verification of the applicant's employment and wages from his or her employer. Branch managers are encouraged to apply their knowledge of local conditions and collateral values and their personal experience in making credit decisions. The Company does not use a "scoring" system or other inflexible, standardized credit criteria. Nevertheless, the Company estimates that approximately 50% of all applicants are denied credit by the Company, generally because of their credit histories or because their income levels will not, in the Company's judgment, support the amount of credit sought. If the credit is approved, standardized financing documents are executed between the customer and the Company. In connection with all Auto Loans, the automobile is pledged as collateral and the Company obtains the certificate of title to the automobile, on which its lien is recorded. The Company generally retains keys on the financed automobiles. The customer receives a payment coupon book and instructions on remitting monthly payments to the Company.

    The Company considers refinancing of its existing loans on a case-by-case basis. The Company generally does not refinance delinquent loans unless it determines that refinancing is not likely to increase the credit risk.


 Indirect Lending Operations

    In 1995, the Company began an indirect automobile lending program. Under this program, certain approved dealerships are provided underwriting criteria and guidelines by the Company. The dealerships close and fund the loans to the borrowers. The manager of the Company's local office is then given an opportunity to purchase the loan from the dealer based on the office managers' credit decision and verification procedures. Loans are purchased from the Dealer at a discount from the principal amount of the loan. This discount, which is not refundable to the Dealer, averaged 7% in 1995. Less than 10% of the Auto Loans originated in 1995 were generated under this indirect lending program.


 Servicing, Collection and Delinquencies

    The Company's borrowers are expected to remit their monthly payments using the payment coupon book provided to them at the time the credit is extended. Consequently, the Company does not issue monthly statements to borrowers. If a payment is not received within five days after its due date, the Company telephones the borrower, and attempts to maintain weekly contact thereafter until the loan is brought current. If a payment is not received within 11 days after its due date, the borrower is sent a right to cure letter. In certain instances, the automobile is picked up and stored by the Company after the right to cure letter has been received. After 30 days, the branch manager contacts the borrower. After 45 to 60 days, at the discretion of the branch manager, the Company generally repossesses the automobile. In certain instances, borrowers are permitted to recover their repossessed vehicles if they cure defaults under their loan.

    Repossessed automobiles are usually offered for sale by the Company through independent Dealers. If such efforts are unsuccessful, the automobiles are sold at public auction. The time between repossession and public sale generally ranges from one to three months.


COMPETITION

    The financial services industry, including the markets in which the Company operates, is highly competitive. Competition is based on the type of loan, interest rates, and service. Traditional competitors in the financial services industry include commercial banks, credit unions, thrift institutions, credit card issuers, consumer and commercial finance companies, and leasing companies, many of which have considerably greater financial and marketing resources than the Company. Moreover, substantial national financial services networks have been formed by major brokerage firms, insurance companies, retailers and bank holding companies. The Company believes that it competes effectively by providing competitive rates, and efficient, complete services.

    The Company faces significant competition in connection with its Mortgage Loan operations, principally from national companies which focus their efforts on making mortgage loans to non-prime borrowers. These competitors include The Money Store, Ford Consumer Finance Company, The Associates, and ContiFinancial Corporation. Each of these companies has considerably greater financial and marketing resources than the Company. Although these large national companies compete in the mortgage loan industry, the industry, as a whole, is highly fragmented and no one company has a large percentage of the total mortgage loan market. The Company attempts to maintain its competitiveness by establishing strong relationships with Mortgage Bankers. Although the Company believes that it has been successful in this regard, in the event that the Company's competitors are able to weaken the relationships between the Company and its Mortgage Bankers, including the Principal Mortgage Bankers, the Company's operations would be materially and adversely affected. Conventional lenders, such as banks and thrifts, are not believed to be significant competitors of the Company because they are generally reluctant to make loans to non-prime borrowers. See "Business - Mortgage Loans - Mortgage Loan Origination."

    The Company faces significant competition in all markets in which it makes SBA Loans. The Company's major competitors vary from region to region. However, its primary competitors are small independent banks and large companies such as The Money Store, AT&T Capital Corp. and Heller First Capital. Because SBA Loan interest rates and terms offered by lenders are relatively uniform, the Company believes that the principal source of competition in making SBA Loans relates to the quality of service provided by the lender and the relationships established with the borrower. In addition, the Company believes that it is important that it maintain good relations with the Commercial Loan Brokers which are a significant source of SBA Loan originations.

    The consumer finance business, and the Auto Loan business in particular, is highly competitive. Because the Company's Auto Loan business is limited to a particular area of the consumer finance industry and because the Company's customer base consists of individuals who generally do not have access to other traditional sources of consumer credit, the Company usually does not compete directly with banks, savings and loans, financing subsidiaries of manufacturers and retailers of automobiles, and other traditional consumer financing sources with respect to Auto Loans. However, in each market where the Company operates, there are generally a number of other non-prime lenders that compete for the Auto Loans, including local finance companies. Certain of these non-prime lenders are larger and have greater resources than the Company. These companies include Mercury Finance Company, First Merchants Acceptance Corporation and Regional Acceptance Corporation. Furthermore, the Company believes that conventional lenders are increasingly seeking to operate in the non-prime consumer market. Such additional competition could have a material adverse effect on the Company and its ability to attract customers. The Company believes that the principal bases for competition in the Auto Loan business are the monthly payment amount, the speed of the credit determination process and the general level of service provided to the Dealers. Accordingly, the Company believes that it is important that it maintain good relationships with its associated Dealers.


REGULATION

 General

    The Company's operations are subject to extensive local, state and federal regulations including, but not limited to, the following federal statutes and regulations promulgated thereunder: the Small Business Act, the Small Business Investment Act of 1958, as amended (the "SBIA"), Title 1 of the Consumer Credit Protection Act of 1968, as amended (including certain provisions thereof commonly known as the "Truth-in-Lending Act" or "TILA"), the Equal Credit Opportunity Act of 1974, as amended (the "ECOA"), the Fair Credit Reporting Act of 1970, as amended (the "FCRA"), the Fair Debt Collection Practices Act, as amended, the Real Estate Settlement Procedures Act (the "RESPA") and the National Housing Act, as amended. In addition, the Company is subject to state laws and regulations with respect to the amount of interest and other charges which lenders can collect on loans (e.g., usury laws).

    Although most states do not regulate commercial loans, a few states do require licensing of lenders, limitations on interest rates and other charges, adequate disclosure of certain contract terms and limitations on certain collection practices and creditor remedies. Authorities in those states that regulate the Company's SBA Loan activities may conduct audits of the books, records and practices of the Company. The Company is licensed to do business in each state in which it does business and in which such licensing is required and believes it is in compliance in all material respects with these regulations. The Company is also required to comply with certain portions of the ECOA which are applicable to commercial loans, including SBA Loans. The Company must comply with ECOA's prohibition against discrimination on the basis of race, color, sex, age or marital status and with the portion of Regulation B under the ECOA that requires lenders to advise loan applicants of the reasons their credit request was declined or subject to other adverse action.

    In the judgment of management, existing statutes and regulations have not had a materially adverse effect on the business done by the Company. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon the future business, financial condition or prospects of the Company.

    The Company believes that it is in substantial compliance with state and federal laws and regulations governing its lending activities. However, there can be no assurance that the Company will not inadvertently violate one or more of such laws and regulations. Such violations may result in actions for damages, claims for refunds of payments made, certain fines and penalties, injunctions against certain practices, and the potential forfeiture of rights to repayment of loans. Further, adverse changes in the laws or regulations to which the Company's business is subject, or in the interpretation thereof, could have a material adverse effect on the Company's business.


 Mortgage Loans

    Mortgage lending laws generally require licensing of the lender, limitations on the amount, duration and charges for various categories of loans, adequate disclosure of certain contract terms and limitations on certain collection practices and creditor remedies. Many states have usury laws which limit interest rates, although the limits generally are considerably higher than current interest rates. State regulatory authorities may conduct audits of the books, records and practices of the Company's operations. The Company is licensed to do business in each state in which it does business and in which such licensing is required and believes it is in compliance in all material respects with these regulations.

    The Company's Mortgage Loan and FHA Title I Loan origination activities are subject to TILA. TILA contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions, including any refinanced mortgage or junior mortgage loan on a consumer's primary residence. The Company believes that it is in substantial compliance in all material respects with TILA.

    The Company is also required to comply with the ECOA, which, in part, prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants who are turned down for credit of the reasons therefor. In instances where a loan applicant is denied credit or the rate or charge for a loan is increased as a result of information obtained from a consumer credit agency, another statute, the FCRA, requires the lender to supply the applicant with the name and address of the reporting agency. Under RESPA, disclosures to certain borrowers are required to be made within prescribed time frames. Good faith estimates of applicable closing costs are also required.

    The Company's involvement in FHA Title I guaranteed lending activities requires compliance with the regulatory and reporting requirements of the FHA. The FHA only guarantees loans that comply with certain stated standards.


 SBA Loans

    The SBA Loans made by the SBA Loan Division are governed by federal statutes (the Small Business Act and SBIA) and may be subject to regulation by certain states. These federal statutes and regulations specify the types of loans and loan amounts which are eligible for the SBA's guaranty as well as the servicing requirements imposed on the lender to maintain SBA guarantees.


 Auto Loans

    The Company's Auto Loan business is subject to extensive supervision and regulation under state and federal laws and regulations, which, among other things, require that the Company obtain and maintain certain licenses and qualifications, regulate the interest rates, fees and other charges the Company is allowed to charge, limit or prescribe certain other terms of the Company's loans, require specified disclosures to consumers, govern the sale and terms of insurance products offered by the Company and the insurers for which it acts as agent, and define the Company's rights to repossess and sell collateral.

    The Company's Auto Loan business is currently limited to South Carolina and is therefore subject to certain South Carolina laws and regulations, including the South Carolina Consumer Protection Code (the "SC Code"). With respect to their direct lending activities, Premier and Loan Pro$ are each licensed under the SC Code as a "supervised lender" (a lender making consumer loans at interest rates in excess of 12% per annum), subject to regulation by the Consumer Finance Division of the State Board of Financial Institutions and by the South Carolina Department of Consumer Affairs. These state regulatory agencies audit the Company's local offices from time to time, and each state agency performs an annual compliance audit of the Company's operations.

     The SC Code and the regulations thereunder generally do not limit the finance charges that may be contracted for with respect to loans having a cash advance exceeding $600, but require supervised lenders to file schedules showing maximum finance charges for each category and amount of supervised loans. Such schedules must express finance charges in terms of annual percentage rates determined in accordance with TILA, and must be conspicuously posted in each location where loans are originated in the format and with certain notices set forth in regulations promulgated under the SC Code. The SC Code and regulations thereunder also, among other things, limit or regulate closing costs, insurance premiums, delinquency, deferral, refinancing, consolidation and conversion fees and other additional charges which may be assessed in connection with consumer loans, prescribe certain disclosures and notices to borrowers and cosigners, prescribe maximum repayment terms for loans of $1,000 or less, define and limit creditors' remedies on default, and prescribe certain record-keeping and reporting procedures and requirements, and regulate other aspects of consumer finance transactions, including permitted collateral, application of payments, limits on scheduled balloon payments, rebates on prepayments, certain terms, disclosures and formalities in the loan contract, and other matters.

    The SC Code contains provisions similar to the foregoing which are applicable to consumer credit sale transactions in which a consumer's purchase of goods or services is financed by the seller or by the seller's assignment of the retail installment sale contract to another lender. These provisions are applicable to the Company's indirect financing of automobile purchases. The SC Code provides that the seller effecting the credit sale is responsible for licensing and compliance with respect to loans originated in connection with credit sales, and does not impose on the assignee any obligation of the seller with respect to events occurring before the assignment. However, upon the assignment, the Company is subject to the provisions governing credit sales. The Company believes that it and the dealers from which it accepts assignment of consumer loans are in substantial compliance with the provisions of the SC Code governing credit sales.

    The Company's Auto Loan business is also subject to extensive federal regulation in connection with its consumer loans, including TILA, ECOA and FCRA and the regulations thereunder, and certain rules of the Federal Trade Commission. These laws and regulations are referenced above under " - Regulation - Mortgage Loans." The Company's Auto Loan business is also subject to the rules of the Federal Trade Commission, which limit the types of property a creditor may accept as collateral to secure a consumer loan and provide for the preservation of the consumer's claims and defenses when a consumer obligation is assigned to a subsequent holder.


EMPLOYEES

     At December 31, 1995, the Company employed a total of 143 full-time equivalent employees. The Company believes that its relations with its employees are good.

PROPERTIES

    The Company's headquarters are located at 15 South Main Street, Suite 750, Greenville, South Carolina and are leased. The Company owns three locations and leases 10 locations. None of the leases or properties owned is believed to be material to the Company's operations. The Company believes that its leased and owned locations are suitable and adequate for their intended purposes. The Company would expect to lease or purchase any properties necessary for any expansion.


LEGAL PROCEEDINGS

    The Company and its subsidiaries are, from time to time, parties to various legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against the Company or any of its subsidiaries that, if determined adversely, would have a materially adverse effect on the operations, profitability or financial condition of the Company or any of its subsidiaries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the names and ages of the Company's executive officers and directors, the positions and offices with the Company held by each such person, and the period that each such person has served as an executive officer or director of the Company.




                                                                                                            DIRECTOR OR
NAME                            AGE     POSITION  WITH THE COMPANY                                          OFFICER SINCE
--------------------------      ---     --------------------------------------------------------------     --------------
John M. Sterling, Jr.......      57      Chief Executive Officer, President and Chairman of the Board       1991

Keith B. Giddens...........      41      Executive Vice President, Chief Operating Officer and Director     1992

Robert S. Davis............      49      Vice President,  Chief Financial Officer and Director              1990

Kevin J. Mast..............      35      Treasurer                                                          1995

Clarence B. Bauknight (1)(2)     59      Director                                                           1995

Tecumseh Hooper, Jr.(2)....      48      Director                                                           1991

Jacob H. Martin(1).........      77      Director                                                           1991

Buck Mickel (1)............      70      Director                                                           1991

Porter B. Rose (2).........      53      Director                                                           1991

------------------
(1) Members of the Compensation Committee.
(2) Members of the Audit Committee.

     John M. Sterling, Jr. was elected President, CEO and Chairman of the Board of the Company in January 1991. Mr. Sterling was Chairman of the Board and CEO of Modern Office Machines, Inc. ("MOM") from 1981 through August 1992. Since November 1993, Mr. Sterling has served as President of the corporate general partner of Palmetto Seed Capital Fund, L.P. ("PSC"), which invests primarily in early stage South Carolina companies. Mr. Sterling has served as General Partner and Manager of Reedy River Ventures, L.P. ("RRV"), which is a SBIC licensed by the SBA. PSC and RRV are currently managed by the Company. Mr. Sterling also serves on the Board of Directors of Datastream Systems, Inc. and several private companies.

     Keith B. Giddens has served as Executive Vice President and Chief Operating Officer of the Company since November 1995, and CEO of CII, Premier, Loan Pro$ and EBC since the date of their respective acquisitions by the Company in 1991. Mr. Giddens was a partner in the public accounting firm of Ernst & Young from October 1988 through April 1991 and a Senior Manager at such firm from October 1984 through September 1988.

     Robert S. Davis has served as Vice President and Chief Financial Officer of the Company since January 1991, as Treasurer from 1992 to 1995, as Vice President of Finance from November 1989 through June 1990, as President and Treasurer from June through December 1990, and as Corporate Controller from 1986 through November 1989. Prior to 1986, Mr. Davis was Chief Financial Officer of Alexander's Wholesale Distributors, Inc., a catalog retailer of consumer goods.

     Kevin J. Mast has served as Treasurer of the Company since November 1995, Executive Vice President and Chief Financial Officer of EBC since April 1992, Chief Financial Officer of Loan Pro$ and Premier since April 1995 and Treasurer of CII since April 1995. From June 1991 to October 1992,
Mr. Mast served as

Executive Vice President and Chief Financial Officer of Citizens Bank & Trust Co. and its parent company Business Banc of America. Prior to that time, Mr. Mast was an audit manager at Ernst & Young where he specialized in the audits of financial institutions.

    Clarence B. Bauknight has been Chairman of the Board and CEO of Builderway, Inc. since 1976. Builderway, Inc. is engaged in the business of distribution and retail sale of building supplies and appliances. Mr. Bauknight has also served since 1978 as Chairman of the Board and CEO of Enterprise Computer Systems, Inc. which is engaged in the development of computer software for the building supply industry. Mr. Bauknight also serves on the Board of Directors of Builder Marts of America, Inc., a building supply company. Mr. Bauknight was a founder of all three of these companies.

    Tecumseh Hooper, Jr. served as Treasurer of the Company from January 1991 through 1992. Mr. Hooper has served as President of MOM, which is engaged in the sale of office equipment and supplies, since 1982. Since October 1994, Mr. Hooper has also been the Southeast Regional Director for Alco Office Products, MOM's parent company.

    Jacob H. Martin was Chairman of Standard Car Truck Company from January 1989 until May 1, 1995, when he retired from this position. Standard Car Truck Company is engaged in the business of designing, manufacturing and selling railroad equipment. Mr. Martin also served as Chairman of the Board of Enterprise Finance Company ("EFC") and as Chairman of the Board of Freight Car Building and Supply Company ("FCBSC") until May 1995, when he retired from these positions. EFC and FCBSC are engaged in the finance business and railway equipment accessories business, respectively. Prior to 1989, Mr. Martin was a partner of the law firm of Martin, Craig, Chester & Sonnenschein in Chicago, Illinois. Mr. Martin is presently of-counsel to that firm.

    Buck Mickel has served since 1989 as Chairman of the Board and Chief Executive Officer of RSI Holdings, Inc., which, since 1989 has engaged in the distribution of outdoor power and turf care equipment and in the office supply business. Mr. Mickel has served in various executive positions, including Vice Chairman of the Board of Fluor Corporation, a construction firm, from which he resigned in 1987, and Chairman of the Board of Daniel International Corporation, a construction firm and a subsidiary of Fluor Corporation, from which he resigned in 1987. Mr. Mickel also serves on the Board of Directors of Fluor Corporation, Monsanto Company, NationsBank Corporation, Liberty Corporation, Duke Power Company, Delta Woodside Industries, Inc. and Insignia Financial Group, Inc.

    Porter B. Rose has been President of Liberty Insurance Services, Inc. ("Liberty Services") since January 1995, President of Liberty Investment Group, Inc. ("Liberty Group") since April 1992, and Chairman of Liberty Capital Advisors, Inc. ("Liberty Capital") and Liberty Properties Group, Inc. ("Liberty Properties") since January 1987 (collectively, the "Liberty Subsidiaries"). Mr. Rose served as President of Liberty Capital from January 1987 to April 1992 and as Executive Vice President of Investments for Liberty Life Insurance Company from 1983 through 1987. The Liberty Subsidiaries are engaged in property development and the management of investment portfolios for Liberty Corporation, its subsidiaries and other clients.

    All directors of the Company serve one year terms and until the election and qualification of their respective successors. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board.

Meetings, Committees and Compensation of the Board of Directors

    During fiscal 1995, the Company's Board of Directors met four times. Each director attended more than 75% of the total number of meetings of the Board of Directors and all committees on which he served.

    The Board of Directors has an Executive Committee, the function of which is to make decisions between meetings of the Board of Directors pursuant to authority delegated by the Board of Directors. The current members of the Executive Committee are Mr. Sterling, Mr. Rose and Mr. Mickel. The Executive Committee met twice during 1995.

    The Board of Directors also has an Audit Committee, which is responsible for reviewing and making recommendations regarding the Company's engagement of independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting practices and policies. The current members of the Audit Committee are Mr. Hooper, Mr. Bauknight and Mr. Rose. The Audit Committee met once during 1995.

    The Board of Directors also has a Compensation Committee, the function of which is to make recommendations to the Board of Directors as to the salaries and bonuses of the officers of the Company. The current members of the Compensation Committee are Mr. Bauknight, Mr. Mickel and Mr. Martin. The Compensation Committee met once during 1995.

    The Board of Directors has a Risk Oversight Committee, the function of which is to review the operations of the Company with a view toward assessing various Company risks, including asset/liability risk, interest rate risk, credit risk and liquidity risk. The current members of the Risk Oversight Committee are Mr. Bauknight, Mr. Rose and Mr. Hooper. This Committee, which was formed in November 1995, has met once since inception.

    The Board of Directors does not have a Nominating Committee. The functions of a nominating committee are performed by the Board of Directors as a whole.

    Non-management Board members receive a director's fee of $24,000 per year, half of which is payable in cash and half of which is payable in restricted stock. The directors also automatically receive annual grants of options to purchase 666 shares of Common Stock under the Company's 1995 Director Stock Option Plan.


EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

    The following table shows the cash compensation paid by the Company, as well as certain other compensation paid or accrued, to the Company's Chief Executive Officer and to the executive officers of the Company who earned in excess of $100,000 per year in compensation (in all capacities) for the years ending December 31, 1995, 1994 and 1993 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM COMPENSATION
                                                                          --------------------------------
                                            ANNUAL COMPENSATION                   AWARDS             PAYOUTS
                                  ------------------------------------  ------------------------    --------
                                                            OTHER                   SECURITIES               ALL OTHER
                                                            ANNUAL      RESTRICTED  UNDERLYING               COMPEN-
    NAME AND                      SALARY (1)      BONUS     COMPEN-     STOCK        OPTIONS/      LTIP      SATION (3)
PRINCIPAL POSITION         YEAR       ($)          ($)      SATION (2)  AWARDS      SARS (#)       PAYOUTS        ($)
------------------         ----   -----------  ------------ ----------  ------      --------       -------   --------------
John M. Sterling, Jr.      1995    186,992       110,000        --          --          30,000        --         3,234
Chairman, CEO and          1994    178,437        70,000        --          --            --          --         3,234
 President                 1993    170,303        50,000        --          --          33,334        --         3,148

Keith B. Giddens           1995    173,923       100,000        --          --          74,000        --         2,835
Executive Vice President   1994    165,900        65,000        --          --          20,000        --         2,572
 and COO                   1993    157,698        45,000        --          --          33,334        --         1,470

Robert S. Davis            1995     93,796        43,000        --          --          33,334        --         2,663
Vice President and Chief   1994     88,137        33,000        --          --          20,000        --         2,168
Financial Officer          1993     83,793        25,000        --          --          33,334        --         2,285

Kevin J. Mast              1995     93,461        25,000        --          --          22,668        --         2,698
Treasurer                  1994     82,978        10,000        --          --            --          --         2,005
                           1993     75,972        12,513        --          --            --          --           808

---------------------------------------
(1) A portion of total salary may have been deferred, at the option of the employee, pursuant to the Company's 401(k) plan.
(2) Certain amounts may have been expended by the Company which may have had value as a personal benefit to the executive officer. However, the total value of such benefits did not exceed the lesser of $50,000 or 10% of the annual salary and bonus of such executive officer.
(3) Amounts shown under "All Other Compensation" consist of contributions during fiscal year 1995, 1994, and 1993 to the Company's 401(k) plan in the amount shown to match pre-tax elective deferral contributions (included under salary) made by the executive officers to the plan.




Restricted Stock Agreement and Stock Option Plans

         The Company has in place the Emergent Group, Inc. Stock Option Plan, the 1995 Officer and Employee Stock Option Plan, the 1995 Director Stock Option Plan and the Restricted Stock Agreement Plan. At December 31, 1995, a total of 699,664 shares were authorized for issuance under these stock plans. At December 31, 1995, options to purchase an aggregate of 83,532 shares with a weighted average exercise price of $4.26 were outstanding and exercisable under such stock option plans. At December 31, 1995, options to purchase an additional 255,468 shares were outstanding but were not exercisable. The Restricted Stock Plan Agreement was adopted in January 1996 and provides for the grant of up to 100,000 shares of restricted stock to non-employee directors. Since its adoption, restricted stock agreements with respect to a total of 10,500 shares have been granted.

Option Grants in Last Fiscal Year

         The following table sets forth certain information with respect to options to purchase Common Stock granted to the Named Executive Officers during fiscal 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED ANNUAL
                                                                                                  RATES OF STOCK PRICE
                                                                                                    APPRECIATION FOR
                                                      Individual Grants                                OPTION TERM
                          -------------------------------------------------------------------    -----------------------
                                                 PERCENT OF
                              NUMBER OF         TOTAL OPTIONS
                              SECURITIES         GRANTED TO
                              UNDERLYING          EMPLOYEES     EXERCISE PRICE     EXPIRATION
          NAME            OPTIONS GRANTED      IN FISCAL YEAR         ($/SH)          DATE        5% ($)       10%($)
          ----            ----------------     --------------     -------------       ----        ------       ------
 John M. Sterling, Jr.            30,000               12.7%            5.09        10-31-05       73,309       207,181

 Keith B. Giddens                 50,000               21.2             1.32         1-13-05       41,507       105,187
                                  24,000               10.2             4.63        10-31-05       69,807       176,905

 Robert S. Davis                  13,334                5.6             1.32         1-13-05       11,069        28,051
                                  20,000                8.5             4.63        10-31-05       58,173       147,421

 Kevin J. Mast                     6,668                2.8             1.32         1-13-05        5,535        14,028
                                  16,000                6.8             4.63        10-31-05       46,538       117,937


Fiscal Year End Option Values

         The following table sets forth certain information with respect to options to purchase Common Stock held by the Named Executive Officers as to the number of shares covered by both exercisable and unexercisable stock options exercised in 1995. Also reported are the values for the "in-the-money" options which represent the positive spread between the exercise price of any such existing stock option and the year-end fair market value of the Common Stock.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                                  NUMBER OF        VALUE OF UNEXERCISED
                                                                                  SECURITIES          IN-THE-MONEY
                                                                                  UNDERLYING        OPTIONS/SARS AT
                                                                                 UNEXERCISED        FISCAL YEAR-END
                                                                               OPTIONS/SARS AT
                                                                             FISCAL YEAR-END (#)

                                         SHARES ACQUIRED       VALUE             EXERCISABLE/         EXERCISABLE/
 NAME                                    ON EXERCISE (#)    REALIZED ($)         UNEXERCISABLE        UNEXERCISABLE
 ----                                    --------------    -------------         --------------       -------------
 John M. Sterling, Jr.                       26,000             167,670              -- /                  --  /
                                                                                   37,334              $177,567(1)

 Keith B. Giddens                             5,400              39,812            37,400 /            $256,427 /
                                                                                   84,534              $546,007(1)

 Robert S. Davis                              4,400              32,439            30,266 /            $208,381  /
                                                                                   52,002              $324,290(1)

 Kevin J. Mast                                4,536              21,811              --   /                --  /
                                                                                   18,132              $ 87,158(1)



(1) The indicated value is based on exercise prices ranging from $1.09 to $5.09 per share and a per share value at December 31, 1995 of $8.46.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Over the past several years, the Company has provided management services to RRV. Certain of the Company's officers and directors, namely John
M. Sterling, Jr., Buck Mickel, Tecumseh Hooper, Jr. and Clarence B. Bauknight, are partners of RRV. During 1994 and 1995, RRV paid the Company $35,000 and $250,000, respectively, in management fees. The Company expects that fees paid by RRV to the Company in 1996 will be approximately $125,000. In October 1995, the Company became an investor in RRV, with an investment of $1 million, and became its general partner.

         Certain officers, directors and employees of the Company held Debentures which at December 31, 1995 aggregated approximately $1.1 million. These Debentures were purchased on terms which were the same as those available to purchasers not affiliated with the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

          The information set forth below is furnished as of February 26, 1996, with respect to Common Stock owned beneficially or of record by (i) persons known to the Company to be the beneficial owner of more than 5% of the Common Stock as of that date, (ii) each of the Directors individually, (iii) each of the Named Executive Officers, (iv) the Selling Shareholders and (v) all Directors and executive officers as a group. Unless otherwise noted, each person has sole voting and investment power with respect to such person's shares owned. All share amounts in the table include shares which are not outstanding but which are the subject of options exercisable in the 60 days following the date hereof. All percentages are calculated based on the total number of outstanding shares, plus the number of shares for the particular person or group which are not outstanding but which are the subject of options or other convertible securities exercisable or convertible in the 60 days following the date hereof. For purposes of this table, the term "Common Stock" includes Common Stock, as well as any shares of the Company's Class A Common Stock held by the referenced person(s) or entity(ies).


                                              SHARES BENEFICIALLY OWNED                       SHARES BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING                               AFTER OFFERING
                                              -----------------------------                   ----------------------------
                                                            PERCENT OF        SHARES                        PERCENT OF
NAME AND ADDRESS OF                                      COMMON SHARES        BEING                     COMMON SHARES
BENEFICIAL OWNER                             NUMBER        OUTSTANDING       OFFERED        NUMBER         OUTSTANDING
----------------                             ------       ---------------    -------        ------      ----------------
John M. Sterling, Jr.(1)                      900,622           13.8%         80,000         820,622            9.6%
C. Thomas Wyche (2)                           587,002            9.0%         58,700         528,302            6.2%
John Hancock Mutual Life Ins. Co.(3)          550,970            8.3%        321,300         229,670            2.7%
Enterprise Finance Company(4)                 327,996            5.0%        180,000         147,996            1.7%
Charles C. Mickel                             300,510            4.6%         40,000         260,510            3.1%
Minor M. Shaw                                 265,086            4.1%         20,000         245,086            2.9%
Buck Mickel (5)                               257,824            4.0%         20,000         237,824            2.8%
Buck A. Mickel                                248,490            3.8%         20,000         228,490            2.7%
Keith B. Giddens(6)                           175,368            2.7%           --           175,368            2.1%
Tecumseh Hooper, Jr.(7)                       171,028            2.6%         11,000         160,028            1.9%
Clarence B. Bauknight (8)                     155,514            2.4%           --           155,514            1.8%
Robert S. Davis (9)                            64,666            1.0%           --            64,666            0.8%
Porter B. Rose (7)                             16,798            0.3%           --            16,798            0.2%
Kevin J. Mast                                   8,700            0.1%          8,000             700           --
Jacob H. Martin(7)                                132           --              --               132           --

All Directors and Executive Officers as
      a group (9 persons)                   1,750,652           26.5%        119,000       1,631,652           19.0%

---------------------------------
(1) The address of John M. Sterling, Jr. is P.O. Box 17526, Greenville, SC 29606. Includes 32,688 shares owned by Mr. Sterling directly. Also includes 797,168 shares owned by a partnership whose partners are Mr. Sterling, his spouse and his three adult children. Includes 70,786 shares of Common Stock owned by a trust of which Mr. Sterling is the sole trustee, as to which Mr. Sterling disclaims beneficial ownership.
(2) The address of C. Thomas Wyche is P.O. Box 728, Greenville, SC 29602. Includes 85,042 shares owned by Mr. Wyche directly, and 501,960 shares owned by a partnership, of which Mr. Wyche's spouse and three adult children are partners, as to which shares Mr. Wyche disclaims beneficial ownership. Also includes the right to acquire 400 shares at $5.09 pursuant to currently exercisable stock options.
(3) The address of John Hancock Mutual Life Insurance Co. is P.O. Box 111, Boston, MA 02118. Includes the right to acquire 92,354 shares of Common at $2.63 per share pursuant to currently exercisable stock purchase warrants.
(4) The address of Enterprise Finance Company is 865 Busse Highway, Park Ridge, IL 60068.
(5) Includes 21,464 shares owned by Mr. Mickel directly. Also includes 236,360 shares owned by Mr. Mickel's spouse, as to which shares he disclaims beneficial ownership. Also includes the right to acquire 132 shares at $10.38 per share pursuant to currently exercisable stock options.
(6) Includes 138,368 shares owned by Mr. Giddens directly. Also includes 21,004 shares owned by Mr. Giddens' spouse, as to which shares he disclaims beneficial ownership. Also includes 15,996 shares owned by a trust administered by Mr. Giddens' spouse for his three children.
(7) Includes the right to acquire 132 shares at $9.43 per share pursuant to currently exercisable stock options.
(8) Includes 155,382 shares owned by a partnership whose partners are Mr. Bauknight's spouse and his two adult children. Also includes the right to acquire 132 shares at $9.43 pursuant to currently exercisable stock options.
(9) Includes the right to acquire 2,842 shares at $4.82 per share pursuant to currently exercisable stock options.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

         The authorized capital stock of the Company consists of 4,000,000 shares of Common Stock, of which 120,040 were issued and outstanding as of the date hereof, and 6,666,667 shares of Class A Common Stock, of which 6,276,474 were issued and outstanding as of the date hereof (the Class A Common Stock and the Common Stock being collectively referred to in this section as the "Common Shares").

         The Company expects to propose an amendment to its Articles of Incorporation at its next annual meeting of shareholders which would increase the authorized number of shares of Common Stock to 30,000,000.

         Shares of Common Stock and Class A Common Stock vote together as a class and are identical in all respects, except that the Class A Common Stock is subject to transfer restrictions designed to avoid a "change of control" which would eliminate the Company's NOL. Subject to certain limited exceptions, and until the NOL has been used or expires, shares of the Class A Common Stock may not be transferred or assigned in any respect to any transferee who by application of applicable constructive ownership rules or otherwise owns, prior to or as a result of the transfer an aggregate number of shares of the outstanding Common Stock and Class A Common Stock having a fair market value equal to or greater than 4.5% percent of the total number of shares of Common Stock and Class A Common Stock outstanding. Any transaction effected in violation of such provision, is deemed to be void ab initio.

         Only shares of the Common Stock are offered hereby. The Company expects to propose at its 1996 Annual Meeting of Shareholders an amendment to its Articles of Incorporation, which will retire the Class A Common Stock by exchanging Common Stock for the Class A Common Stock. See "Risk Factors - Loss of NOL."

         All Common Shares currently outstanding are fully paid and nonassessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of any class or of securities convertible into stock of any class. Holders of Common Shares are entitled to one vote per share in all matters to be voted on by shareholders and have cumulative voting rights. The holders of Common Shares are entitled to receive cash dividends equally on a per share basis if and when such dividends are declared from time to time by the Board of Directors of the Company in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to share with each other on a ratable basis as a single class in the net assets of the Company available for distribution after payment of liabilities and satisfaction of any preferential rights of holders of preferred stock and have no rights to convert their Common Shares into any other securities.

         The Company's Articles of Incorporation provide that shareholders may cumulate votes for the election of directors.

CERTAIN PROVISIONS OF BYLAWS AND ARTICLES OF INCORPORATION

         The Company's Bylaws provide that the Board of Directors shall be at least three and not more than nine persons. The Board of Directors is currently comprised of eight persons.

         The Company's Board of Directors are exempt under the Company's Articles of Incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina

Business Corporation Act of 1988, as amended (the "South Carolina
Corporation Act"). This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law, (iii) imposed under Section 33-8-330 of the South Carolina Corporation Act (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit.

         As noted above, the Company's Articles of Incorporation provide that shareholders may cumulate votes for the election of directors.

SOUTH CAROLINA ANTITAKEOVER STATUTES

         Business Combinations Act. Generally, the South Carolina Corporation Act prohibits certain South Carolina corporations, including those whose securities are listed on the Nasdaq system, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock. A South Carolina corporation may "opt out" from the application of these Code provisions through a provision in its articles of incorporation or by-laws. The Company has not "opted out" from the application of these Code provisions.

         Control Share Acquisition Act. The South Carolina Control Share Acquisition Act provides that upon the acquisition by a person of certain threshold percentages of stock (20%, 33% and 50%), a shareholders' meeting must be held in order to determine whether or not to confer voting rights upon such acquiring person's shares. An affirmative vote of holders of a majority of all outstanding company's stock (excluding shares held by the acquiring person, company officers and company employees who are also directors of the company) is required to confer voting rights upon such acquiring person's shares.


TRANSFER AGENT

         The transfer agent for the Common Shares is First Union National Bank.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through the Representatives, have agreed, severally, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names.


Name of Underwriter                     Number of Shares
-------------------                    --------------------
J.C. Bradford & Co. .................
Wheat, First Securities, Inc.........
Raymond James & Associates, Inc......
                Total ...............        2,759,000
                                       ====================


     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any of such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, if the number of shares of Common Stock any defaulting Underwriter agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of shares of Common Stock offered hereby, the purchase commitments of the non-defaulting Underwriters may be increased. If the non-defaulting Underwriters do not agree to purchase the shares allocated to such defaulting Underwriter, the Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Shareholders that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $______ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_____ per share to certain other dealers. After the Offering, the public offering price and such concessions may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of shares.

     The Company has granted the Underwriters an option, exercisable not later than 30 days from the date of the effectiveness of the Offering, to purchase up to an aggregate of 413,850 additional shares of Common Stock to cover over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. If purchased, the Underwriters will sell these additional shares on the same terms as those on which the 2,759,000 shares are being offered.

     Although traded on the over-the-counter Bulletin Board, the market for the Common Stock prior to the Offering has not been liquid. Consequently, the public offering price will be determined by negotiation among the Company, the Selling Shareholders and the Representatives. In determining such price, consideration will be given to, among other things, the trading prices for the Common Stock on the Bulletin Board, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects and the Company's financial results. In addition, consideration will be given to the status of the securities markets, market conditions for new offerings of securities and the prices of similar securities of comparable companies.

     The Company, its directors and executive officers and certain Shareholders of the Company have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of directly or indirectly, or announce the offering of, or exercise any registration rights with respect to, or register, cause to be registered or announce the registration or intended registration of, any shares of Common Stock, or any stock option or other security or agreement convertible with or exchangeable for, any shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives, except for (a) the Common Stock offered hereby; (b) in the case of the Company, (i) Common Stock issued pursuant to any employee or director benefit plan or (ii) issuances of Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date the Underwriting Agreement is executed; (c) in the case of directors, executive officers and certain shareholders of the Company, the exercise of stock options pursuant to benefit plans described herein and shares of Common Stock disposed of as bona fide gifts, and (d) in the case of certain shareholders, registered shares of Common Stock acquired in the public market after the Offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters or any such controlling persons may be required to make in respect thereof.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina. At January 31, 1996, members of Wyche, Burgess, Freeman & Parham, P.A. beneficially owned an aggregate of 404,115 shares of Common Stock and Class A Common Stock. Counsel for the Underwriters is Nelson Mullins Riley & Scarborough, L.L.P. Atlanta, Georgia.


                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement, have been audited by Elliott, Davis & Company, L.L.P., independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (which term shall encompass any amendments thereto) on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Certain items were omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the

Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, its New York Regional Office, 7 World Trade Center, New York, New York 10048 and its Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

                             INDEX OF DEFINED TERMS


1978 Registration Statement ............................................ 70
Apparel Segment ........................................................ 12
Auto Loan Division .....................................................  3
Auto Loans .............................................................  3
Auto Loan Division Facility ............................................ 25
Certified Lender ....................................................... 37
CII .................................................................... 12
Class A Common Stock ...................................................  3
Colson Services ........................................................ 40
Commercial Loan Brokers ................................................  3
Commission .............................................................  2
Common Shares .......................................................... 56
Common Stock ...........................................................  1
Company Management ..................................................... 10
Company ................................................................  1
Credit Facilities ......................................................  7
Dealers ................................................................  3
Debentures .............................................................  7
EBC .................................................................... 12
ECOA ................................................................... 45
EFC .................................................................... 50
EITF ................................................................... 27
Exchange Act ...........................................................  2
FASB ................................................................... 27
FCBSC .................................................................. 50
FCRA ................................................................... 45
FHA Title I Loans ...................................................... 32
Financial Services Segment ............................................. 12
Liberty Services ....................................................... 50
Liberty Group .......................................................... 50
Liberty Subsidiaries ................................................... 50
Liberty Properties ..................................................... 50
Liberty Capital ........................................................ 50
Loan Pro$ .............................................................. 12
MOM .................................................................... 49
Mortgage Loan Division Facility ........................................ 25
Mortgage Loans .........................................................  3
Mortgage Loan Division .................................................  3
Mortgage Bankers .......................................................  3
Named Executive Officers ............................................... 51
NOL ....................................................................  9
Non-prime borrowers ....................................................  3
Offering ...............................................................  1
PFO Loans .............................................................. 33
Preferred Lender ....................................................... 37
Premier ................................................................ 12
Principal Mortgage Bankers .............................................  3
Registration Statement ................................................. 59
Representatives ........................................................ 10
RESPA .................................................................. 45
RRV .................................................................... 49
SBA Loan Division ......................................................  3
SBA Loans ..............................................................  3
SBA ....................................................................  3
SBA Loan Division Facility ............................................. 25
SBA Loan Participations ................................................  3
SBIA ................................................................... 45
SC Code ................................................................ 47
Section 504 Loans ...................................................... 37
Section 504 Loan Program ............................................... 37
Section 7(a) Loans ..................................................... 36
Securities Act ......................................................... 26
Selling Shareholders ...................................................  1
SFAS ................................................................... 27
Small Business Act ..................................................... 37
South Carolina Code .................................................... 67
South Carolina Corporation Act ......................................... 57
Transportation Segment ................................................. 12
Trust .................................................................. 40
Truth-in-Lending Act or "TILA" ........................................ 45
Underwriters ........................................................... 10
Venture Funds .......................................................... 12
YGI .................................................................... 12

                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements:


Report of Independent Certified Public Accountants ......................  F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 ............  F-3

Consolidated Statements of Income for the Years Ended ...................  F-5
 December 31, 1993, 1994 and 1995

Consolidated Statements of Shareholders' Equity for
 the Years Ended December 31, 1993, 1994 and 1995 .......................  F-6

Consolidated Statements of Cash Flows for the Years Ended ...............  F-7
 December 31, 1993, 1994 and 1995

Notes To Consolidated Financial Statements ..............................  F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Shareholders and Board of Directors
EMERGENT GROUP, INC. AND SUBSIDIARIES
Greenville, South Carolina


           We have audited the accompanying consolidated balance sheets of EMERGENT GROUP, INC. AND SUBSIDIARIES as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMERGENT GROUP, INC. AND SUBSIDIARIES as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Elliott, Davis & Company, L.L.P.
Greenville, South Carolina
January 31, 1996

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                   ----------------------------------
                                                                                          1994               1995
                                                                                   ----------------   ---------------
                                                                                             (IN THOUSANDS)
                                                          ASSETS
Cash and cash equivalents  (Note 2)                                                $            278   $         1,560
Short-term investments (Note 2)                                                                 597                --

Receivables
  Loans receivable (Notes 3 and 8)                                                           91,736           103,865
  Excess servicing receivable (Note 4)                                                        1,872             2,054
  Accrued interest (Note 3)                                                                     927             1,571
  Other receivables                                                                             701             1,626
                                                                                   ----------------   ---------------

                                                                                             95,236           109,116
  Less allowance for credit losses (Note 3)                                                  (1,730)           (1,874)
  Less unearned discount                                                                     (1,359)             (610)
                                                                                   ----------------   ---------------

                                                                                             92,147           106,632

Investment in mortgage loans held for sale                                                    3,662            22,593
Investment in asset-backed securities, net of allowance for
  loss of $773,000 (1995) (Note 5)                                                               --             1,477

Property and equipment (Note 6)                                                               2,670             4,327
  Less accumulated depreciation                                                                (608)             (957)
                                                                                   ----------------   ---------------
                                                                                              2,062             3,370

Excess of cost over net assets of acquired
  businesses, net of accumulated amortization
  of $419,000 (1994) and $597,000 (1995)                                                      2,991             2,865

Real estate and personal property held for sale (Note 7)                                      3,603             3,742

Deposit base intangibles, net of accumulated
  amortization of $412,000 (1994) and
  $525,000 (1995)                                                                               712               600

Net assets of discontinued operations (Note 15)                                               3,486                77

Other assets (Note 12)                                                                          891             2,015
                                                                                   ----------------   ---------------

Total assets                                                                       $        110,429   $       144,931
                                                                                   ================   ===============





                                                                     (Continued)

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                                              DECEMBER 31,
                                                                                   ----------------------------------
                                                                                          1994               1995
                                                                                   ----------------   ---------------
                                                                                             (IN THOUSANDS)
                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Notes payable to banks and other, including $100,000
    in 1994 to related parties (Note 8)                                            $         17,520   $        31,633

  Investor Savings: (Note 9)
    Notes payable to investors, including $722,000
      in 1994 and $820,000 in 1995 to related parties                                        56,497            82,132
    Subordinated debentures, including $69,000 in 1994
      and $53,000 in 1995 to related parties                                                 20,998            16,185
                                                                                   ----------------   ---------------

      Total investor savings                                                                 77,495            98,317

  Accrued liabilities (Note 12)                                                               3,824             3,090
  Remittance due to loan participants                                                           683             1,188
  Accrued interest                                                                              471               622
                                                                                   ----------------   ---------------

                                                                                              4,978             4,900
                                                                                   ----------------   ---------------

Total liabilities                                                                            99,993           134,850

Minority interest                                                                               736               196

Commitments and contingencies (Note 21)

Shareholders' equity (Note 13)
  Common stock, par value $.05 a share - authorized
    400,000 shares in 1994 and 4,000,000 shares in
    1995, issued 200,575 in 1994 and 121,000 in 1995                                             10                 6
  Class A common stock, par value $.05 a share - authorized
    20,000,000 shares in 1994 and 6,666,667 shares in 1995;
    issued 9,803,438 shares in 1994 and 6,276,474 shares
    in 1995                                                                                     490               314
  Capital in excess of par value                                                              6,924             6,632
  Retained earnings                                                                           2,276             2,933
                                                                                   ----------------   ---------------

Total shareholders' equity                                                                    9,700             9,885
                                                                                   ----------------   ---------------

Total liabilities and shareholders' equity                                         $        110,429   $       144,931
                                                                                   ================   ===============




 See Notes to Consolidated Financial Statements which are an integral part of these statements.

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  FOR THE YEARS ENDED
                                                                                       DECEMBER 31,
                                                                    --------------------------------------------------
                                                                          1993             1994             1995
                                                                    --------------   --------------   ---------------
                                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES
  Interest, servicing and finance charges                           $        7,983   $       10,903   $        15,639
  Gain on sale of loans                                                      3,605            6,450             9,169
  Management fees                                                               81              320               570
  Other revenues                                                               377              522               900
                                                                    --------------   --------------   ---------------
      Total revenues                                                        12,046           18,195            26,278
                                                                    --------------   --------------   ---------------
EXPENSES
  Interest                                                                   5,073            5,879             8,527
  Provision for credit losses                                                  686            2,510             2,480
  Salaries and fringe benefits                                               3,106            4,001             5,691
  Business development                                                         515              626               653
  General and administrative expense                                         2,003            2,732             4,075
                                                                    --------------   --------------   ---------------
      Total expenses                                                        11,383           15,748            21,426
                                                                    --------------   --------------   ---------------

      Income from continuing operations before income
         taxes, minority interest and cumulative effect
         of change in accounting principle                                     663            2,447             4,852

Provision (benefit) for income taxes (Note 16)
  Current                                                                       59              266               149
  Deferred                                                                    (245)             343                41
                                                                    --------------   --------------   ---------------
                                                                              (186)             609               190
                                                                    -------------------------------   ---------------
      Income from continuing operations before minority
         interest and cumulative effect of change in accounting
         principle                                                             849            1,838             4,662

Minority interest in earnings of subsidiary                                    (25)             (46)              (81)
                                                                    --------------   --------------   ---------------

      Income from continuing operations before cumulative
         effect of change in accounting principle                              824            1,792             4,581

Discontinued transportation and apparel manufacturing
  segments (Notes 14, 15 and 17)
  Gain (loss) from operations, net of income tax                               257           (2,022)           (1,573)
  Gain (loss) on disposal of segments, net of income tax                         3            2,568            (2,351)
                                                                    --------------   --------------   ---------------
                                                                               260              546            (3,924)
                                                                    --------------   --------------   ---------------
Cumulative effect of change in method of accounting
  for income taxes                                                             113               --                --
                                                                    ---------------  --------------   ---------------
      Net income                                                    $        1,197   $        2,338   $           657
                                                                    ==============   ==============   ===============
Income (loss) per share of common stock
  Continuing operations                                             $         0.13   $         0.27   $          0.69
  Discontinued operations                                                     0.04             0.08             (0.59)
  Cumulative effect of change in accounting method                            0.01               --                --
                                                                    --------------   --------------   ---------------
                                                                    $         0.18   $         0.35   $          0.10
                                                                    ==============   ==============   ===============
Computed on the weighted average number of shares,
  options and warrants outstanding                                       6,551,508        6,688,734         6,668,192
                                                                    ==============   ==============   ===============


 See Notes to Consolidated Financial Statements which are an integral part of these statements.

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                                 CLASS A
                                                  COMMON STOCK                 COMMON STOCK
                                                --------------------       ------------------------
                                                                                                      CAPITAL
(DOLLAR AMOUNTS IN                              SHARES                      SHARES                    EXCESS OF       RETAINED
  THOUSANDS)                                    ISSUED       AMOUNT         ISSUED       AMOUNT       PAR VALUE       EARNINGS
                                               --------   -----------      ---------  ------------  -------------  ---------------
Balance at December 31, 1992                    169,664   $         8      8,288,814  $        415  $       5,893  $       (1,259)
Issuance of shares in exchange for
  minority interest in subsidiaries               4,218             1        206,667            10            133              --
Redemption of stock purchase
  warrants                                           --            --             --            --             (3)             --
Issuance of shares as  payment for
  purchase of a subsidiary                       26,693             1      1,307,957            65            901              --
Net income                                           --            --             --            --             --           1,197
                                              ---------   -----------   ------------  ------------  -------------  --------------
Balance at December 31, 1993                    200,575            10      9,803,438           490          6,924             (62)
Net income                                           --            --             --            --             --           2,338
                                              ---------   -----------   ------------  ------------  -------------  --------------
Balance at December 31, 1994                    200,575            10      9,803,438           490          6,924           2,276
Shares issued, formerly held by subsidiary           --            --         24,700             1             15              --
Shares purchased through Tender Offer           (19,377)           (1)      (467,288)          (23)          (535)             --
Shares retired through reverse stock split     (121,204)           (6)    (6,242,275)         (312)           309              --
Shares issued on exercise of stock options          506            --         19,662             1             79              --
Two for one stock dividend in the form of
  a stock split                                  60,500             3      3,138,237           157           (160)             --
Net income                                           --            --             --            --             --             657
                                              ---------   -----------   ------------  ------------  -------------  --------------
Balance at December 31, 1995                    121,000   $         6      6,276,474  $        314  $       6,632  $        2,933
                                              =========   ===========   ============  ============  =============  ==============

 See Notes to Consolidated Financial Statements which are an integral part of these statements.

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  FOR THE YEARS ENDED
                                                                                       DECEMBER 31,
                                                                    --------------------------------------------------
                                                                          1993             1994             1995
                                                                    --------------   --------------   ---------------
                                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income                                                        $        1,197   $        2,338   $           657
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities
    Depreciation and amortization                                              558              783               938
    Provision for credit losses                                                686            2,510             2,480
    Gain on sale of investments in mortgage loans                               --           (1,595)           (5,256)
    Loss on sale of investments                                                 --               66                --
    Loss on disposal of property and equipment                                   4                5                44
    Net increase in deferred loan costs                                         --               --              (171)
    Net increase (decrease) in deferred gain on sale                           744              453              (853)
    Loans originated - held for sale                                       (31,882)         (73,709)          (28,772)
    Principal proceeds from loans sold                                      31,052           87,288            26,401
    Minority interest in earnings of subsidiary                                 19                7                81
    Changes in operating assets and liabilities increasing
      (decreasing) cash
      Excess servicing receivable                                             (411)          (1,460)             (183)
      Remittance due loan participants                                         304              295               505
      Accrued interest payable                                                  35               30               103
      Accrued liabilities                                                      (58)             913               877
      Accrued interest receivable                                               23             (193)             (644)
      Other assets                                                            (577)             242              (923)
      Net cash provided by (used in) operating activities of
         discontinued operations                                              (100)          (1,253)            1,592
                                                                    --------------   --------------   ---------------
         Net cash provided by (used in) operating activities                 1,594           16,720            (3,124)
                                                                    --------------   --------------   ---------------





                                                                     (Continued)

                     EMERGENT GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS, (CONTINUED)

                                                                                   FOR THE YEARS ENDED
                                                                                        DECEMBER 31,
                                                                    ---------------------------------------------------
                                                                          1993              1994             1995
                                                                    --------------    --------------    ---------------
                                                                                      (IN THOUSANDS)
  INVESTING ACTIVITIES
    Loans originated - held for investment                                 (36,460)         (74,937)          (74,363)
    Principal payments received on loans not sold                           26,094           31,786            50,329
    Purchase of investments in mortgage loans held for sale                     --               --          (145,213)
    Proceeds from securitization of loans                                       --               --            15,357
    Payments to securitization trustee for cash reserve                         --               --              (612)
    Proceeds from sale of investments in mortgage loans                         --               --           123,716
    Principal payments received on asset-backed securities                      --               --               177
    Additional investment in subsidiary                                         --               --              (359)
    Purchase of investment in partnership                                       --               --            (1,000)
    Increase in note receivable from former subsidiary                          --               --              (200)
    Cash paid for acquisition, net of cash purchased                          (830)              --                --
    Reduction in goodwill of subsidiary                                         --               85                --
    Purchase of short-term investments                                        (947)              --                --
    Proceeds from sale of short-term investments                             1,000              581               614
    Proceeds from sale of real estate and personal
      property held for sale                                                   557            1,128             3,401
    Proceeds from sale of property and equipment                                 8               --                --
    Purchase of property and equipment                                        (227)            (479)           (1,732)
    Rent received on real estate held for sale                                  36               87                85
    Improvements and related costs incurred on real
      estate held for sale                                                    (286)            (477)             (205)
    Net cash provided by (used in) investing activities
      of discontinued operations                                              (743)             806                31
                                                                    --------------      -----------      ------------
    Net cash used in investing activities                                  (11,798)         (41,420)          (29,974)
                                                                    --------------      -----------      ------------

FINANCING ACTIVITIES
    Advances under bank lines of credit                                     19,583          104,622           179,381
    Payments on bank lines of credit                                       (23,869)         (91,839)         (164,989)
    Net increase in notes payable to investors                              10,971           13,496            25,635
    Net (decrease) increase in subordinated debentures                       3,637           (5,826)           (4,812)
    Payments on long-term debt and capital leases                               --             (280)             (279)
    Cash paid for stock purchased in tender offer                               --               --              (568)
    Proceeds from exercise of stock options                                     --               --                52
    Cash paid for redemption of stock purchase warrant                          (3)              --                --
    Increase (decrease)  in note payable to minority shareholder                 2              (50)               --
    Payments on mortgage payable                                                --              (80)               --
    Net cash provided by (used in) financing activities of
      discontinued operations                                                  610              (25)              (40)
                                                                    --------------      -----------      ------------
    Net cash provided by financing activities                               10,931           20,018            34,380
                                                                    --------------      -----------      ------------
    Net increase (decrease) in cash and cash equivalents                       727           (4,682)            1,282
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR                                                                    4,233            4,960               278
                                                                    --------------      -----------      ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              $        4,960      $       278             1,560
                                                                    ==============      ===========      ============

 See Notes to Consolidated Financial Statements which are an integral part of these statements.

                     EMERGENT GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned except The Loan Pro$, Inc. ("Loan Pro$") which is 80% owned. All significant intercompany items and transactions have been eliminated in consolidation.

The Company and its subsidiaries are primarily engaged in the business of originating, selling and servicing first and second residential mortgage loans, commercial loans partially guaranteed by the United States Small Business Administration ("SBA") and loans collateralized by pre-owned automobiles. The funds for these loans are obtained principally through the issuance of notes payable and subordinated debentures to investors, and utilization of various lines of credit with banks.

Substantially all of the Company's mortgage and automobile loans are made to non-prime borrowers. These borrowers generally have limited access to credit or are otherwise considered to be credit impaired by conventional lenders.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. These estimates include, among other things, anticipated prepayments on loans sold with servicing retained, valuation of real estate owned, and determination of the allowance for credit losses.

Minority interest represents minority shareholders' proportionate share of the equity and earnings of Loan Pro$.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Additions to property and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

AMORTIZATION

The excess of cost over related net assets of businesses acquired is amortized using the straight-line method principally over 25 years. Deposit base intangibles associated with the acquisition of certain subsidiaries are amortized using the straight-line method over 10 years.

INCOME TAXES

The Company and its subsidiaries file a consolidated Federal income tax return. Deferred income taxes arise principally from depreciation, unrealized gains on loans held for sale, amortization of deposit base intangibles and allowances for credit losses.

STATEMENT OF CASH FLOWS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company foreclosed on or repossessed property used to collateralize loans receivable in the amount of $5,345,000 in 1993, $3,362,000 in 1994 and $3,955,000 in 1995.

The Company sold real estate held for sale by issuing loans to the buyers in the amount of $1,050,000 in 1993, $611,000 in 1994 and $689,000 in 1995.

The Company paid income taxes of $60,000 in 1993, $214,000 in 1994 and $267,000 in 1995. The Company paid interest of $5,271,000 in 1993, $5,967,000 in 1994 and $8,397,000 in 1995.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is based on management's ongoing evaluation of the serviced loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the serviced loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance.

Management considers the year-end allowance appropriate and adequate to cover possible losses in the serviced loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove to be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for credit losses or that additional increases in the allowance for credit losses will not be required.

ACCOUNTING FOR IMPAIRED LOANS

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") 114 (Accounting by Creditors for Impairment of a
Loan). SFAS 114 requires that the allowance for credit losses for impaired loans (as defined) be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS 114 also changed the treatment of "in-substance foreclosed" properties to require that properties should be included as other real estate owned when legal possession of the property has been obtained. Accordingly, the Company transferred $2,674,000 and $2,327,000 (net of allowance of $297,000) of in-substance foreclosed properties from other real estate owned to loans receivable at December 31, 1993 and 1994, respectively. The adoption of SFAS 114 had no effect on net income or shareholders' equity.

The Company's policy is to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method.

REAL ESTATE AND PERSONAL PROPERTY HELD FOR SALE


Real estate and personal property held for sale represent properties foreclosed upon or repossessed in the normal course of business and is valued at the lower of cost or net realizable value. Costs related to the development and improvement of the properties are capitalized whereas those costs relating to holding the properties are charged to expense.

INTEREST INCOME

Interest income on loans receivable is recognized using the interest method. Accrual of interest is discontinued when a loan is over 90 days past due and the collateral is determined to be inadequate or when foreclosure proceedings begin. Loan fees and issuance commissions are amortized into income over the life of the loan, using the interest method.

GAIN ON SALE OF LOANS

The Company sells participations representing the SBA-guaranteed portion of all of its SBA Loans (the "SBA Loan Participations") in the secondary market. In connection with such sales, the Company receives excess servicing revenue and a premium related to the guaranteed portion being sold. A portion of the premium received is deferred as an unearned discount against the remaining unguaranteed portion of the loan based on the relative fair values of those portions to the total loan and the remainder is recognized as income at the time of the sale. The resulting unearned discount is accreted into interest income over the life of the loan using the interest method.

Mortgage loans consist principally of first and second residential mortgages originated principally throughout North Carolina, South Carolina and the remaining southeastern United States, and are stated at the principal amount outstanding if held for investment purposes. Non-refundable loan fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. Mortgage loans held for sale are carried at the lower of aggregate cost or market. Origination fees on mortgage loans held for sale are deferred until the time of sale and are included in the computation of the gain on, or loss from, the sale of the related loans. The cost of mortgage loans held for sale is the face value of the mortgage notes adjusted for the net deferred fees and costs that are recognized upon sale.

REMITTANCE DUE LOAN PARTICIPANTS AND SERVICING FEE INCOME

The Company retains the servicing rights on SBA guaranteed loan participations sold on the secondary market, for which it receives monthly a minimum of 1% of the outstanding principal balance. The Company receives the payments from the borrowers and records the portion relating to the sold participation as a liability. The participation portion is remitted to Colson Services Corp., the exclusive Fiscal and Transfer Agent for the guaranteed portion of SBA loans sold in the secondary market, by the 3rd business day of the following month.

EXCESS SERVICING RECEIVABLE

An excess servicing receivable is recognized on SBA guaranteed loan participation sales in which a servicing fee in excess of the normal servicing fee is retained. The amount is determined based on the difference between the actual sales price and the estimated sales price that would have been obtained if a normal servicing fee rate had been specified. The excess servicing receivable is amortized on a loan by loan basis against servicing income over
the life of the loan using the interest method.   (Note 4)


BORROWER COMMITMENT DEPOSITS

The Company generally receives a commitment deposit from its applicants for SBA loans prior to closing. The commitment deposits are recorded as a liability when received, and are reduced for any direct expenses incurred in making the loan. Any excess deposit is refunded to the borrower at the time of, or subsequent to, the loan closing. Borrower commitment deposits are included in accrued liabilities.

NET INCOME PER SHARE OF COMMON STOCK

The Company's shareholders approved a one-for-three reverse split of the Company's Common and Class A Common Stock in June 1995. Effective January 22, 1996, the Company declared a two for one Common and Class A Common Stock dividend in the form of a stock split. The weighted average number of shares of Common and Class A Common Stock have been restated for all periods presented to reflect these stock splits.

Net income per share is computed on the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during each year, 6,551,508 shares (1993), 6,688,734 shares (1994), 6,668,192 shares (1995), consisting of Common and Class A Common shares.

RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to
current year presentation.   Such reclassifications had no effect on net income
or shareholders' equity.

2.         CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company maintains its primary checking accounts with three principal banks and maintains overnight investments in reverse repurchase agreements with those same banks. The amounts maintained in the checking accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 1995, the amounts maintained in the overnight investments in reverse repurchase agreements, which are not insured by the FDIC, totaled $791,000. These investments were collateralized by U.S. Government securities held by the banks. At December 31, 1994, the amount maintained in the overnight investments in reverse repurchase agreements totaled $378,000. These investments were also collateralized by U. S. Government securities held by the banks.

3.         LOANS RECEIVABLES

The following is a summary of loans receivables by type of loan:

                                                                                                December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                                (in thousands)
Mortgage Loans:
  Real estate loans on personal residences                                             $       46,961   $      56,722
  Real estate loans on rental property                                                          2,415           3,867
  Construction loans                                                                            5,639           2,934
  Notes receivable from related parties                                                           169             363
                                                                                       --------------   -------------

                                                                                               55,184          63,886
SBA loans                                                                                      25,845          19,937
Automobile loans                                                                                8,483          17,673
Other loans                                                                                     2,224           2,369
                                                                                       --------------   -------------

                                                                                       $       91,736   $     103,865
                                                                                       ==============   =============

Notes receivable from related parties included advances of $54,000 (1994) and $261,000 (1995) and repayments of $8,000 (1994) and $67,000 (1995).

Real estate loans generally have contractual maturities of 12 to 360 months with an average interest rate at December 31, 1994 and 1995 of approximately 12%. Construction loans generally have contractual maturities of 12 months with an average interest rate at December 31, 1994 and 1995 of approximately 12%. SBA loans range in maturity from 7 years to 25 years depending on the use of proceeds. Interest rates on SBA loans are variable, adjusted on the first day of each calendar quarter and are generally prime plus 2.75%. The average interest rate at December 31, 1994 and 1995 for SBA loans was 11.5% and 10%, respectively. Automobile loans have maturities generally not exceeding 60 months with fixed interest rates averaging 28% in 1994 and 1995. At December 31, 1994 and 1995, approximately $3,145,000 (net of an allowance for impaired loans of $297,000) and $3,950,000 (net of an allowance for impaired loans of $73,000), respectively, of loans receivable were impaired.

Loans sold and serviced for others at December 31, 1994 and 1995 were approximately $62,046,000 and $88,077,000, respectively, and are not included in assets in the accompanying balance sheets.

The Company's portfolio of SBA loans receivable is diversified by industry type. At December 31, 1995, the largest concentration of SBA loans was to servicing and manufacturing companies, which comprised approximately 23% and 17%, respectively, of the SBA serviced portfolio. Approximately 23%, 16%, 16% and 13% of the serviced SBA loan portfolio at December 31, 1995 consisted of loans to borrowers located in Florida, Kansas, South Carolina and Colorado, respectively. The majority of the Company's other types of loans were to borrowers located in South Carolina. In addition, during 1995 the Company originated mortgage loans principally in the southeastern United States, with 51% of originations in South Carolina, 20% in North Carolina and the remainder distributed through the remaining southeastern states.

An analysis of the allowance for credit losses is as follows:

                                                                               Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   --------------
                                                                                       (in thousands)
Balance at beginning of year                                          $         976    $          952   $       1,730
Provision for credit losses                                                     686             2,510           2,480
Net charge offs                                                                (710)           (1,732)         (1,563)
                                                                      -------------    --------------   -------------
Balance at end of year                                                          952             1,730           2,647
Less allowance for loss on asset-backed securities                               --                --            (773)
                                                                      -------------    --------------   -------------

Balance at end of year                                                $         952    $        1,730   $       1,874
                                                                      =============    ==============   =============

As of December 31, loans totaling $2,110,000 (1993), $1,433,000 (1994) and
$5,145,000 (1995) were on non-accrual status. The associated interest income not recognized on these non-accrual loans was approximately $146,000 during 1993, $45,000 during 1994 and $164,000 during 1995.

4.         EXCESS SERVICING RECEIVABLE

The activity in the excess servicing receivable is summarized as follows:

                                                                                        Years Ended December 31,
                                                                                   ----------------------------------
                                                                                         1994              1995
                                                                                   ----------------   ---------------
                                                                                              (in thousands)
Balance, beginning of year                                                         $            412   $         1,872
Additional gain on sale of loans                                                              1,942             1,095
Amortization against servicing revenues                                                        (482)             (913)
                                                                                   ----------------   ---------------
Balance, end of year                                                               $          1,872   $         2,054
                                                                                   ================   ===============

The weighted average interest rate inherent in the carrying value of the excess servicing receivable is 10% at December 31, 1995. During 1994, the Company changed its estimated normal servicing rate to more closely reflect the industry standard. The effect of this change was to increase 1994 income by approximately $490,000.

The carrying value of the excess servicing receivable approximates fair value.

5.         INVESTMENT IN ASSET-BACKED SECURITIES

In 1995, the Company securitized $17,063,000 of the unguaranteed portions of its SBA loans. The securitization was effected through a grantor trust (the "Trust"), the ownership of which was represented by Class A and Class B certificates. The Class A certificates were purchased by investors, while the Company retained the Class B certificates. The Class B certificates are
classified as held to maturity securities under SFAS 115.   Securities
classified as held to maturity are carried at cost. These certificates are carried on the balance sheet as asset-backed securities in the net amount of $1,477,000. This amount is net of $773,000 allowance for loss and includes a cash reserve of $612,000 held in the Trust account. These certificates give the holders thereof the right to receive payments and other recoveries attributable to the unguaranteed portion of SBA loans held by the Trust. The Class B certificates represent approximately 10% of the principal amount of the SBA loans transferred in the securitization and are subordinate in payment and all other respects to the Class A certificates. Accordingly, in the event that payments received by the Trust are not sufficient to pay certain expenses of the Trust and the required principal and interest payments due on the Class A certificates, the Company, as holder of the Class B certificates, would not be entitled to receive principal or interest payments due thereon. Although securitizations provide liquidity, the Company has utilized securitizations principally to provide a lower cost of funds and to reduce interest rate risk. The Company's excess servicing fees from the transaction are recognized over the life of the transaction.

The Company serves as master servicer for the Trust and, accordingly, forwards payments received on account of the SBA loans held by the Trust to the trustee, which, in turn, pays the holders of the certificates in accordance with the terms of and priorities set forth in the securitization documents. Because the transfer of the SBA loans to the Trust constitutes a sale of the underlying SBA loans, no liability is created on the Company's Consolidated Financial Statements. However, the Company has the obligation to repurchase the SBA Loans from the Trust in the event that certain representations made with respect to the transferred SBA loans are breached or in the event of certain defaults by the Company, as master servicer. The Class A certificates received a rating of Aaa from Moody's Investors Service, Inc. The Class B certificates were not rated. In connection with the securitization, the Company received a cash payment of $15,357,000.

6.         PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                                                                                 December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                               (in thousands)
Land                                                                                   $          228   $         228
Buildings and leasehold improvements                                                            1,063           1,162
Equipment                                                                                         105             264
Furniture and fixtures                                                                          1,274           2,673
                                                                                       --------------   -------------
                                                                                       $        2,670   $       4,327
                                                                                       ==============   =============

Depreciation expense was $678,000, $694,000, and $769,000 in 1993, 1994 and
1995, respectively.

7.         REAL ESTATE AND PERSONAL PROPERTY HELD FOR SALE

An analysis of real estate and personal property held for sale is as follows:

                                                                                                 December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                               (in thousands)
Balance at beginning of year                                                           $        2,848   $       3,603
Loan foreclosures and improvements                                                              3,889           4,160
Dispositions, net                                                                              (3,134)         (4,021)
                                                                                       --------------   -------------
Balance at end of year                                                                 $        3,603   $       3,742
                                                                                       ==============   =============

8.         NOTES PAYABLE

Notes payable are summarized as follows:

                                                                                                December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                                (in thousands)
A.    Notes payable under revolving credit agreements,
      with interest at the bank's prime rate (8.5% at
      December 31, 1995) maturing March 31, 1996                                       $        2,865   $       6,892

B.    Notes payable under lines of credit, with interest
      at the bank's prime rate plus 3/4% (9.25% at
      December 31, 1995) maturing in December 1997                                                 --           9,911

C.    Notes payable under lines of credit, with interest
      at the bank's prime rate (8.5% December 31, 1995)
      maturing December 29, 1998                                                               14,376          14,830

      Note payable in equal annual principal installments
      plus 8% interest                                                                            279              --
                                                                                       --------------   -------------
                                                                                       $       17,520   $      31,633
                                                                                       ==============   =============

A. Under the terms of revolving credit agreements, the mortgage lending subsidiaries of the Company may borrow up to a maximum of $20,000,000 with interest at the bank's prime rate payable monthly. The note is collateralized by loans receivable. The agreements, among other matters, require the total unpaid balance of such pledged loans receivable to be a maximum of $25,000,000, a specified debt to net worth ratio, minimum tangible net worth and restrictions on the payment of dividends. The Company is in compliance with such restrictive covenants. The revolving credit agreements mature on March 31, 1996. At December 31, 1995, $8,958,000 was available under these lines of credit.

B. Under the terms of the lines of credit, the automobile lending subsidiaries of the Company may borrow up to a maximum of $26,000,000 with interest at the bank's prime rate plus three-quarters of one percent payable monthly. The notes are collateralized by loans receivable. The terms of the agreements state that advances under the lines of credit cannot exceed 85% of the aggregate unpaid principal balance of outstanding notes receivable which are no more than sixty days past due. The agreements, among other matters, require minimum debt to tangible net worth ratios, minimum interest coverage ratios, minimum loss reserves, maximum debt to borrowing base restrictions, and restrictions on the payment of dividends. At December 31, 1995, the automobile lending subsidiaries were in compliance with such restrictive covenants and $4,308,000 was available under these lines of credit. These agreements mature in December, 1997.

C. Under the terms of the lines of credit, the commercial lending subsidiaries of the Company may borrow up to a maximum of $32,000,000 with interest at the bank's prime rate. The lines are limited to 100% of the outstanding balance of the guaranteed portion of SBA 7(a) loans, 80% of the outstanding balance of the unguaranteed portion of SBA 7(a) loans, and 50% of SBA 504 loans as defined in the loan agreements. The agreements, among other matters, require minimum tangible net worth ratios, maximum ratios of total liabilities to tangible net worth, minimum interest coverage ratios, limitations on the amount of capital expenditures in any fiscal year, and restrictions on the payment of dividends. At December 31, 1995, these subsidiaries were in compliance with such restrictive covenants and $933,000 was available under these lines of credit. These agreements mature in December, 1998.

Annual aggregate maturities of notes payable at December 31, 1995 are as follows (in thousands):

                          1996                                                         $        6,892
                          1997                                                                  9,911
                          1998                                                                 14,830
                                                                                       --------------
                                                                                       $       31,633
                                                                                       ==============

The Company currently has a commitment from a lender with respect to a new credit facility in the amount of $70,000,000. It is expected that this facility will be in place by the end of February, 1996.

9.         INVESTOR SAVINGS

Investor savings are summarized as follows:

                                                                                                 December 31,
                                                                                       ------------------------------
                                                                                           1994            1995
                                                                                       --------------   -------------
                                                                                               (in thousands)
A.  Notes payable to investors                                                         $       56,497   $      82,132

B.  Subordinated debentures                                                                    20,998          16,185
                                                                                       --------------   -------------

                                                                                       $       77,495   $      98,317
                                                                                       ==============   =============

A) Notes payable to investors are issued in any denomination greater than $10,000 and are registered under the South Carolina Uniform Securities Act. The notes mature from three months to three years from date of issuance. Interest is payable monthly, quarterly or at maturity at the option of the investors. Interest rates on the notes are fixed until maturity and range from 6% to 10% at December 31, 1994 and 7% to 9% at December 31, 1995. The notes are subordinated to all bank debt, and are senior to subordinated debentures.

B) Subordinated debentures are issued in any denomination greater than $100 and are registered under the South Carolina Uniform Securities Act. The subordinated debentures normally mature in one year from date of issuance and have an interest rate ranging from 5% to 6% quarterly. The debentures are subordinated to all bank debt and notes payable to investors.

At December 31, 1994 and 1995, notes payable to investors and subordinated debentures include an aggregate of approximately $11,043,000 and $17,080,000, respectively, of individual investments exceeding $100,000.

10.        LEASES

The Company leases various property and equipment, office space and automobiles under operating leases.

The following is a schedule by year of future minimum rental payments for all operating leases that have initial or remaining noncancellable terms in excess of one year (in thousands):

                          1996                                                         $          427
                          1997                                                                    350
                          1987                                                                    264
                          1999                                                                    222
                          2000                                                                     73
                                                                                       --------------
                                                                                       $        1,336
                                                                                       ==============

Total rental expense was approximately $974,000 in 1994 and $901,000 in 1995.

11.        MANAGEMENT AGREEMENTS

The Company manages two venture capital funds. The Company receives management fees equal to two and one-half percent of the total assets under management in each venture capital fund with an aggregate minimum management fee of $445,000 annually. The Company received management fees of $570,000 from the venture capital funds during 1995. The Company may also receive incentive management fees of 15% and 20%, respectively, from the two venture capital funds, of the net portfolio profits of each venture capital fund, as defined.

The Company is a General Partner of one of the venture capital funds and, during 1995, made a $1,000,000 investment into the partnership. This partnership has significant common principals with the Company.

12.        OTHER ASSETS AND ACCRUED LIABILITIES

Other assets include the following:

                                                                                                December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                               (in thousands)
Debt issuance costs, net                                                               $           68   $         666
Investments, at cost                                                                               12           1,012
Deferred tax benefits                                                                             172             196
Other                                                                                             639             141
                                                                                       --------------   -------------
                                                                                       $          891   $       2,015
                                                                                       ==============   =============

Accumulated amortization for other assets was approximately $1,083,000 in 1994 and $1,253,000 in 1995.

Accrued liabilities include the following:

                                                                                                December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
                                                                                                (in thousands)
Taxes accrued and withheld                                                             $          177   $          --
Income taxes                                                                                      159             302
Deferred fees income                                                                              483              13
Accrued professional fees                                                                          20             141
Accounts payable                                                                                  278             208
Borrower commitment deposits                                                                      402             356
Accrued salaries and wages                                                                        186             289
Devaluation of discontinued subsidiary in excess of goodwill                                      981              --
Other                                                                                           1,138           1,781
                                                                                       --------------   -------------
                                                                                       $        3,824   $       3,090
                                                                                       ==============   =============

13.        SHAREHOLDERS' EQUITY

The Company has two classes of capital stock, Common Stock and Class A Common Stock. The two classes have identical rights except for certain restrictions on the transferability of the Class A Common Stock to holders of 4.5% or more of the Company's outstanding capital stock (Common and Class A Stock).

On May 21, 1981, the shareholders approved a stock option plan and on May 22, 1984, the shareholders approved an increase in the number of shares of Common Stock which may be granted from 250,000 to 500,000. Under the terms of the plan, the Company may grant options to key employees and directors to purchase up to a total of 500,000 shares of its $.05 par value Common Stock. The option price is the fair market value at date of grant. The options expire five years from date of grant, are not transferable other than on death, and are exercisable 20% on the date of grant and 20% per year on a cumulative basis for each year subsequent to the date of grant. No shares are available for grant under this stock option plan.

On June 9, 1995, the shareholders approved a stock option plan under which the Board of Directors may issue 11,334 shares of Common Stock and 555,354 shares of Class A Common Stock. Under the terms of the plan, the Company may grant options to key employees to purchase up to a total of 566,668 shares of its $.05 par value Common and Class A Common Stock. The option price is the fair market value at date of grant. The options expire five years from date of grant, are not transferable other than on death, and are exercisable 20% on the date of grant and 20% per year on a cumulative basis for each year subsequent to the date of grant. The options available for grant under the plan consist of 6,612 Common Stock options and 324,048 Class A Common Stock options at December 31, 1995.

Also on June 9, 1995, the shareholders approved a stock option plan under which each nonemployee member of the Board of Directors receives options to purchase 14 shares of Common Stock and 652 shares of Class A Common Stock each December 31 beginning in 1995 through 1999. The terms of the plan are identical to the employee stock option plan approved on June 9, 1995. The options available for grant under this plan consist of 597 Common Stock options and 29,407 Class A Common Stock options at December 31, 1995.

On June 9, 1995 the shareholders of the Company approved a one-for-three reverse split of the Common and Class A Common Stock. The certificates for previously issued Common and Class A Common Stock were canceled and were forfeited by the holder in order for the holder to receive replacement certificates for the after reverse split shares. The shareholders also authorized the increase of post reverse split authorized shares of Common Stock to 4,000,000 shares. The Company issued to all shareholders certificates for one-third of their Common and Class A Common shares as of June 9, 1995 upon the shareholder presenting their existing shares. No fractional shares were issued as a result of the one-for-three reverse stock split. All fractional shares were redeemed at equivalent price of $1.25 per share.

The Company offered to buy from the shareholders up to 20,000 shares of Common Stock and up to 980,000 shares of Class A Common Stock for the period March 31, through May 8, 1995 at a price of $1.15 per share. As a result of this offer, the Company purchased 19,377.38 shares of Common Stock and 467,287.96 shares of Class A Common Stock at an aggregate cost of approximately $560,000.

Activity in stock options is as follows:

                                                                                         Years Ended December 31,
                                                                                       ---------------------------
                                                                                          1994              1995
                                                                                       ----------       ----------
Options outstanding, beginning of year ($1.09 per share)                                  133,333          140,000
Issued at:
  $1.09 per share                                                                          40,000               --
  $l.32 per share                                                                              --           80,006
  $4.625 per share                                                                             --          124,000
  $5.09 per share                                                                              --           32,000
  $9.44 per share                                                                              --            2,664
  $10.39 per share                                                                             --              666
  Expired or canceled                                                                     (33,333)              --

Exercised:
  $1.09 per share                                                                                  --         (29,800)
  $1.32 per share                                                                                  --          (1,336)
  $4.625 per share                                                                                 --          (3,200)
  $5.09 per share                                                                                  --          (6,000)
                                                                                          -----------      ----------

  Options outstanding, end of year                                                            140,000         339,000
                                                                                          ===========      ==========

Exercisable, end of year                                                                       56,000          83,532
                                                                                          ===========      ==========

Available for grant, end of year                                                               82,667         330,660
                                                                                          ===========      ==========

Warrants have been issued and are outstanding at December 31 as follows:


                                                           1994                          1995
                                                 ------------------------     -------------------------
                                                   Common        Class A        Common         Class A
                                                 ---------      ---------     ----------      ---------
$2.625 per share                                     4,870        238,618          2,434        119,308
                                                 =========      =========     ==========      =========

These warrants are 100% exercisable at December 31, 1995. Fifty percent of the 1994 warrants outstanding expired on December 31, 1995. The 1995 outstanding warrants expire on December 31, 1996. No warrants were exercised or issued in 1994 or 1995.

14.        SALE OF SUBSIDIARY

In connection with the Company's strategic plan to focus its business efforts on financial services, the Company divested its apparel segment operations, which was comprised solely of the operations of YGI. On September 30, 1995, the Company sold all of the outstanding stock (the "stock sale") of YGI to fifteen individuals (the "Buyers"), who were members of YGI's management team. As a result, the loss on the sale of the stock and operating results of the apparel segment have been classified as discontinued operations. The results of operations have been restated to exclude the Apparel Manufacturing segment from continuing operations.

The Company sold the stock for $600,000 under a non-recourse promissory note from the buyers. As a result of the sale, the Company wrote-off all amounts due from YGI resulting in a charge of $3,580,300, net of income taxes of $67,700, reported as a loss from discontinued operations and have valued the note receivable at $1 due to concern over a decline in operating profits and the related impact on the buyers' source of cash to pay the note. The Company remains contingently liable for the guaranty of certain bank loans and trade accounts payable which existed prior to the stock sale which do not exceed $715,000. Management does not anticipate any significant charges to future earnings as a result of these guarantees.

The apparel segment, which consists solely of the operations of YGI, had net losses of $163,000 in 1993, $31,000 in 1994 and $1.3 million for the nine months ended September 30, 1995. The net loss in 1994 was decreased by the receipt of $1.25 million in life insurance proceeds due to the death of YGI's president. YGI had revenues of $11.5 million in 1993, $12.2 million in 1994 and $7.3 million for the nine months ended September 30, 1995.

15.        DISCONTINUED OPERATIONS

The Company's operations in the Apparel and Transportation segments were discontinued during 1995. The results of operations have been restated to exclude these segments from continuing operations.

Revenues applicable to the discontinued operations were:

                                                                                 Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (in thousands)
Apparel manufacturing                                                 $      11,456    $       12,140   $       7,263
Transportation                                                                1,712             1,407             390

Income from operations and gain (loss) on disposal attributable to the discontinued segments is reported net of income tax expense of:

                                                                               Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (in thousands)
Apparel manufacturing                                                 $          18    $         (158)  $         (22)
Transportation                                                                   23               306             (53)

Net assets of discontinued operations were comprised of the following:

                                                                                                December 31,
                                                                                       ------------------------------
                                                                                            1994             1995
                                                                                       --------------   -------------
                                                                                              (in thousands)
Assets:
  Cash and cash equivalents                                                            $          106   $          --
  Accounts receivable, net                                                                        196              --
  Inventories, net                                                                              3,719              --
  Property and equipment, net                                                                   1,332             153
  Other assets                                                                                    398              80
                                                                                       --------------   -------------
                                                                                                5,751             233
Liabilities:
  Notes payable                                                                                   918              --
  Other liabilities                                                                             1,347             156
                                                                                       --------------   -------------
                                                                                                2,265             156
                                                                                       --------------   -------------
Net assets of discontinued operations                                                  $        3,486   $          77
                                                                                       ==============   =============

Gain (loss) from operations, net of income tax, consists of the following:

                                                                                  Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (in thousands)
Apparel manufacturing segment                                         $        (163)   $       (1,949)  $      (1,253)
Transportation segment                                                          420               (73)           (320)
                                                                      -------------    --------------   -------------
                                                                      $         257    $       (2,022)  $      (1,573)
                                                                      =============    ==============   =============

Gain (loss) on disposal of segments, net of
  income taxes, consists of the following:
                                                                                 Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (in thousands)
Apparel manufacturing segment                                         $          --    $           --   $      (2,324)
Transportation segment                                                            3             2,568             (27)
                                                                      -------------    --------------   -------------
                                                                      $           3    $        2,568   $      (2,351)
                                                                      =============    ==============   =============

16.        INCOME TAXES

A reconciliation of the provision for Federal and state income taxes and the amount computed by applying the statutory Federal income tax rate to income before income taxes, minority interest and cumulative effect of change in accounting principle is as follows:

                                                                                Years Ended December 31,
                                                                      ------------------------------------------------
                                                                          1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (in thousands)
Statutory Federal rate applied to pre-tax income from
  continuing operations                                               $         225    $          832   $       1,650
State income taxes, net                                                          51               311               3
Alternative Minimum Tax on proceeds from life insurance                          --                25              --
Nondeductible expenses                                                           --                 3               5
Benefit of operating loss carryforward                                         (453)             (630)         (1,566)
Amortization of excess cost over net assets of acquired
  businesses                                                                     63                69              62
Other                                                                           (72)               (1)             36
                                                                      -------------    --------------   -------------
                                                                      $        (186)   $          609   $         190
                                                                      =============    ==============   =============

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1993. This statement supersedes Accounting Principles Board Statement No. 11, under which the Company has previously been recognizing income tax expense. The cumulative effect of adopting SFAS No. 109 had the effect of increasing the Company's 1993 net income by approximately $113,000. The Company's effective tax rate was reduced from approximately 45% to approximately 22% as a result of the adoption of SFAS No. 109. The Company recognized no deferred tax benefits of operating loss carryforwards as a result of the adoption of SFAS No. 109.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred tax asset are as follows:

                                                                                                 December 31,
                                                                                       ------------------------------
                                                                                           1994             1995
                                                                                       --------------   -------------
Deferred tax liabilities:                                                                      (in thousands)
  Differences between book and tax basis of property                                   $         (108)  $        (269)
  Other                                                                                            (3)             --
Deferred tax assets:
  Differences between book and tax basis of deposit base intangibles                              130             165
  Allowance for credit losses                                                                     737           1,202
  Write-off of notes receivable                                                                    --           1,386
  Unrealized gain on loans to be sold                                                             152             382
  Deferred tax asset related to discontinued operations                                           707              --
  Operating loss carryforward (net of valuation allowance)                                     (1,443)         (2,670)
                                                                                       --------------   -------------
Net deferred tax asset                                                                 $          172   $         196
                                                                                       ==============   =============

No net deferred tax asset was recognized as to the capital loss carryforwards for the years ended December 31, 1994 and 1995. A valuation allowance equal to these loss carryforwards was applied to each such carryforward as of December 31, 1994 and 1995. A valuation allowance of approximately $7,700,000 was applied to the tax effect of the net operating loss carryforward for the year ended December 31, 1995.

As of December 31, 1995, the Company has available Federal net operating loss carryforwards of approximately $23,000,000 expiring in 1996 through 2001.

17.        OPERATIONS AND INDUSTRY SEGMENTS

The Financial Services segment was active in 1993, 1994 and 1995 in making first and second mortgage loans, small business loans, construction loans and pre-owned automobile loans.

The Apparel Manufacturing segment was active in 1993 and 1994 in the design, manufacture and marketing of dresses for children. The Company sold Young Generations, Inc. (YGI), the sole component of the segment as of September 30, 1995 and as a result, the Apparel Manufacturing segment is shown on the statements of income as discontinued operations.

The Transportation segment was active in 1993 and 1994 in boxcar leasing, short-line railroad operations and railcar repair shop operations. The Company sold Peninsula Terminal Company in July 1994 and assigned the rights to boxcars in the lease with a Class I railroad in November 1994. The Company sold additional railcars in 1995 and as a result, the Transportation segment is shown on the statements of income as discontinued operations.

The Company's customers include investors within the State of South Carolina, first and second residential mortgage borrowers principally in South Carolina and North Carolina commercial borrowers throughout the United States and preowned automobile borrowers principally in South Carolina.

18.        TRANSACTIONS WITH RELATED PARTIES

The Company engaged in the following related party transactions:

The Company obtains legal services from a firm, certain members of which, when considered in the aggregate, own 824,928 shares of the Company's capital stock. One member of the firm may be deemed to share investment and voting power with respect to 501,960 shares of the Company's capital stock owned by a South Carolina partnership, of which his spouse and three adult children are partners and 70,788 shares of the Company's capital stock owned by a Trust, of which he is the Grantor. Total charges for these services were $82,000 (1993), $118,000
(1994), and $234,000 (1995).  Approximately $17,000 (1994) and $0 (1995) of
accounts payable are payable to this law firm.

The Company provided management services to a company with significant common shareholders for which it received fees of $35,000 in 1993 and 1994 and $250,000 in 1995.

Notes payable to investors and subordinated debentures include amounts due to officers, directors and key employees of approximately $1,124,000, $791,000 and $873,000 at December 31, 1993, 1994 and 1995, respectively. The Company also has notes receivable from related parties. (Note 3)

19.        EMPLOYEE RETIREMENT PLAN

The Company has a matched savings plan under Section 401(k) of the Internal Revenue Code covering employees meeting certain eligibility requirements. The plan provides for employee and Company contributions, subject to certain limitations. Company matching contributions are 35% of employee contributions to a maximum of 6% of compensation for each employee. The Company's contributions under the plan totaled approximately $52,000 in 1993, $95,000 in 1994 and $76,000 in 1995.

20.        RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for the Company for the fiscal year ending December 31, 1996, although earlier application is encouraged. Based on the Company's present assets, this statement is not expected to have a significant impact on the Company's financial statements.

In May 1995, the FASB issued SFAS 122, "Accounting for Mortgage Servicing Rights," which amends SFAS No. 65, "Accounting for Mortgage Banking Activities." This statement allows the capitalization of servicing-related costs associated with mortgage loans that are originated for sale, and to create servicing assets for such loans. Prior to this statement, originated mortgage servicing rights were generally accorded off-balance sheet treatment. The statement is effective for the company for the fiscal year ending December 31, 1996. The adoption is not expected to have a material effect on the company's financial condition or results of operations.

The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. Though they may be adopted at issuance, the disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. The Company has not determined the impact of adopting SFAS 123 but believes the impact, if any, will be immaterial.

The FASB issued on October 24, 1995, a proposed statement of financial accounting standard "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FASB's objective is to develop consistent accounting standards for those transactions, including determining when financial assets should be considered sold and derecognized from the statement of financial position and when related revenues and expenses should be recognized. The approach focuses on analyzing the components of financial asset transfers and requires each party to a transfer to recognize the financial assets it controls and liabilities it has incurred and derecognize assets when control over them has been relinquished. In its present form the statement will have minimal impact on the accounting practices of the Company, as this proposed statement does not mandate a change from the Company's current method of accounting for securitization transactions.

21.        CONTINGENCIES AND LOAN COMMITMENTS

In the normal course of business, the Company makes commitments to extend credit that are not presented in the accompanying financial statements. Commitments outstanding at December 31, 1995 aggregated approximately $84,157,000.

There is also a contingent purchase price agreement in place amounting to 2 and 1/2% of net income of a subsidiary not to exceed $125,000 through 1996. Any payments of the contingent purchase price will increase the excess of cost over net assets of acquired businesses. The amount paid or accrued under this arrangement was $23,000, $47,000 and $9,000 in 1993, 1994 and 1995,
respectively.

From time to time, the Company or its subsidiaries are defendants in legal actions involving claims arising in the normal course of its business. The Company believes that, as a result of its legal defenses and insurance arrangements, none of these actions, if decided adversely, would have a material effect on its business or financial condition taken as a whole.

The Company may from time to time enter into forward commitments to sell residential first mortgage loans to reduce risk associated with originating and holding loans for sale.

The Company has accrued $164,000 for two former operating locations to record the potential liability for environmental contamination at these two sites. The Company believes that the total cost for this environmental liability will not exceed the amount accrued.

22.       FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, property and equipment and other assets and liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

RECEIVABLES

For residential mortgages, SBA loans and automobile loans fair value is estimated using the market prices received on recent sales or securitizations of these loans in the secondary market.

INVESTMENT IN MORTGAGE LOANS HELD FOR SALE

Fair value for investment in mortgage loans held for sale is determined using the anticipated premium to be derived from the sale of the mortgage loans in the secondary market.

INVESTMENT IN ASSET-BACKED SECURITIES

Fair value of the investment in asset-backed securities approximates the carrying amount.

INVESTOR SAVINGS

Due to their short-term maturity, usually one year, the fair value of the notes due investors and subordinated debentures is the current carrying amount.

NOTES PAYABLE TO BANKS AND OTHER

The fair value of notes payable to banks and other approximates the carrying amount.

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments to extend credit is determined by using the anticipated market prices that the loans will generate in the secondary market.

The estimated fair values of the Company's financial instruments at December 31, were as follows:

                                                                                                   1995
                                                                                       ---------------------------
                                                                                         CARRYING         FAIR
                                                                                          AMOUNT          VALUE
                                                                                       -----------      ----------
                                                                                              (IN THOUSANDS)
Financial Assets:
  Cash and cash equivalents                                                            $     1,560      $    1,560
  Loans receivable - net                                                                   103,865         107,520
  Investment in mortgage loans held for sale                                                22,593          23,526
  Investment in asset-backed securities                                                      1,477           1,477

Financial Liabilities
  (Investor savings):
    Notes due to investors                                                             $    82,132      $   82,132
    Subordinated debentures                                                                 16,185          16,185
  Notes payable to banks and other                                                          31,633          31,633
  Commitments to extend credit                                                              84,157          89,711

23.       PARENT COMPANY FINANCIAL INFORMATION

The following is condensed financial information of Emergent Group, Inc. (parent company only):

                           CONDENSED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                       ------------------------------
                                                                                            1994             1995
                                                                                       --------------   -------------
      ASSETS                                                                                   (IN THOUSANDS)
Cash and cash equivalents                                                              $          110   $         363
Short-term investments                                                                            597              --
Receivable from subsidiaries                                                                    4,016              --
Property and equipment, net                                                                       180             139
Investment in subsidiaries, net of allowance of $2,100 in 1994                                  5,215           9,195
Notes receivable, net                                                                             920             683
Other investments                                                                                  --           1,000
Other assets                                                                                      255             234
                                                                                       --------------   -------------
                                                                                       $       11,293   $      11,614
                                                                                       ==============   =============

    LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued expenses and other liabilities                                                 $        1,593   $       1,729
Shareholders' equity                                                                            9,700           9,885
                                                                                       --------------   -------------
                                                                                       $       11,293   $      11,614
                                                                                       ==============   =============

                         CONDENSED STATEMENTS OF INCOME

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------------
                                                                           1993             1994             1995
                                                                      -------------    --------------   -------------
                                                                                       (IN THOUSANDS)
      REVENUES
Interest                                                              $         103    $          158   $         313
Gain on disposal of assets                                                        4                --              66
Management fees                                                                 216               455             570
Other                                                                            22                 6              42
                                                                      -------------    --------------   -------------
                                                                                345               619             991
      EXPENSES
Interest                                                                        369               255             152
General and administrative                                                      801             1,537             862
Other                                                                            40               231              --
                                                                      -------------    --------------   -------------
                                                                              1,210             2,023           1,014
                                                                      -------------    --------------   -------------

Loss from continuing operations before income taxes                            (865)           (1,404)            (23)
Income tax expense (benefit)                                                   (556)              468             (23)

Discontinued operations
  Income from operations, net of income tax                                     625               467              12
  Gain (loss) on disposal                                                        --               672          (2,391)
                                                                      -------------    --------------   -------------
                                                                                625             1,139          (2,379)

Equity in income of subsidiaries                                                768             3,071           3,036
Cumulative effect of change in method of accounting
  for income taxes                                                              113                --              --
                                                                      -------------    --------------   -------------

Net income                                                            $       1,197    $        2,338   $         657
                                                                      =============    ==============   =============

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------------
                                                                           1993             1994             1995
                                                                      -------------    --------------   -------------
      OPERATING ACTIVITIES                                                             (IN THOUSANDS)
Net income                                                            $       1,197    $        2,338   $         657
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities
  Depreciation and amortization                                                 358               367              26
  Gain on sale of property and equipment                                         (4)           (2,187)            (66)
  Reserve for devaluation of subsidiary                                          --             2,100              --
  Gain on sale of subsidiary                                                     --              (585)         (1,257)
  Decrease (increase) in due from subsidiaries                                  (97)             (813)            306
  Increase in investment in subsidiaries                                       (904)           (2,358)         (3,323)
  Write-off of notes receivable from discontinued operations                     --                --           3,648
  Revenues recorded under an assigned operating lease                          (789)             (657)             --
  Interest expense from assignment of an operating lease                        297               207              --
  Decrease (increase) in other assets                                           435               (83)             59
  (Decrease) increase in other liabilities                                     (311)            1,186            (272)
                                                                      -------------    --------------   -------------
Cash provided by (used in) operating activities                                 182              (485)           (222)
                                                                      -------------    --------------   -------------

         INVESTING ACTIVITIES

Cash received in advances from subsidiaries                                     700               250           3,891
Loans advanced to subsidiary                                                   (400)             (907)         (2,041)
Payments to subsidiary on loans                                                  --                --            (300)
Payments received from subsidiaries                                             100                --              --
Proceeds from sale of short-term investments                                  1,000               350             597
Purchase of short-term investments                                             (947)               --              --
Cash paid for purchase of subsidiary                                           (836)               --              --
Purchase of property and equipment                                               (8)              (21)            (25)
Proceeds from sale of property and equipment                                      4             1,201             112
Proceeds from sale of subsidiary                                                 --                20              --
Loan advance to former subsidiary                                                --                --            (200)
Payments received on notes receivable                                            --                --             236
Purchase of investment in partnership                                            --                --          (1,000)
                                                                      -------------    --------------   -------------
Cash provided by (used in) investing activities                                (387)              893           1,270
                                                                      -------------    --------------   -------------

         FINANCING ACTIVITIES

Payments made on notes payable                                                 (279)             (279)           (279)
Purchase of stock purchase warrants                                              (3)               --              --
Purchase of stock under Tender Offer                                             --                --            (568)
Proceeds from exercise of stock options                                          --                --              52
                                                                      -------------    --------------   -------------
Cash used in financing activities                                              (282)             (279)           (795)
                                                                      -------------    --------------   -------------
Net increase (decrease) in cash and cash equivalents                           (487)              129             253

Cash at the beginning of the year                                               468               (19)            110
                                                                      -------------    --------------   -------------
Cash at the end of the year                                           $         (19)   $          110   $         363
                                                                      =============    ==============   =============

             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


         We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 31, 1996, in the Registration Statement (Form S-1) and related Prospectus of Emergent Group, Inc. for the registration of 2,759,000 shares of its Common Stock.


                                        ELLIOTT, DAVIS & COMPANY, L.L.P.



Greenville, South Carolina
February 29, 1996

NO DEALER, SALESPERSON, OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                           __________________________

                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
     Available Information.................................................   2
     Prospectus Summary....................................................   3
     Risk Factors..........................................................   6
     The Company...........................................................  12
     Price Range of Common Stock...........................................  14
     Dividend Policy.......................................................  13
     Dilution..............................................................  15
     Use of Proceeds.......................................................  13
     Capitalization........................................................  16
     Selected Consolidated Financial and Operating Data....................  17
     Management's Discussion and Analysis of Financial Condition and
     Results of Operations.................................................  18
     Business..............................................................  30
     Management............................................................  49
     Principal and Selling Shareholders....................................  55
     Description of Securities.............................................  56
     Underwriting..........................................................  58
     Legal Matters.........................................................  59
     Experts...............................................................  59
     Additional Information................................................  59
     Index of Defined Terms................................................  61
     Index to Financial Statements......................................... F-1




                                2,759,000 SHARES


                              EMERGENT GROUP, INC.


                                  COMMON STOCK




                                   ----------

                                   PROSPECTUS

                                   ----------







                              J.C. BRADFORD & CO.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                           WHEAT FIRST BUTCHER SINGER








                             _______________, 1996

                                    PART-II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

 ITEM 13: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the expenses incurred by the Company in connection with the registration, issuance and distribution of the Common Stock offered hereby, other than the underwriting discount. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq listing fee.


Securities and Exchange Commission registration fee .......... $  7,112
National Association of Securities Dealers, Inc. filing fee ..    4,942
Nasdaq listing fee ...........................................   17,500
Printing and engraving .......................................   60,000
Legal fees and expenses ......................................   90,000
Accounting fees and expenses .................................   45,000
Blue Sky qualifications, related legal fees and expenses .....   30,000
Transfer Agent and Registrar's fees ..........................   20,000
Miscellaneous expenses .......................................  225,446
                                                               --------
Total ........................................................ $500,000
                                                               ========

ITEM 14:  INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Reference is made to other sections in Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended (the "South Carolina Code"), which provides as follows:
        Section 33-8-510. Authority to Indemnify.
        (a) Except as provided in subsection (d), a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he reasonably believed: (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interest; and (ii) in all other cases, that his conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.
        (b) A director's conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(ii).
        (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.
        (d) A corporation may not indemnify a director under this section: (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
        (e) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.
        Section 33-8-520. Mandatory Indemnification. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

        Section 33-8-530. Advance for Expenses. (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (1) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 33-8-510; (2) the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification under this subchapter.
        (b) The undertaking required by subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.
        (c) Determinations and authorizations of payments under this section must be made in the manner specified in Section 33-8-550.
        Section 33-8-540. Court-Ordered Indemnification. Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines: (1) the director is entitled to mandatory indemnification under Section 33-8-520, in which case the court also shall order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; or (2) the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in Section 33-8-510 or was adjudged liable as described in Section 33-8-510 (d), but if he was adjudged so liable his indemnification is limited to reasonable expenses incurred.
        Section 33-8-550. Determination and Authorization of Indemnification.
    (a) A corporation may not indemnify a director under Section 33-8-510 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 33-8-510.
        (b) The determination must be made: (1) by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding; (2) if a quorum cannot be obtained under subdivision
    (1), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (3) by special legal counsel: (i) selected by the board of directors or its committee in the manner prescribed in item (1) or (2); or
    (ii) if a quorum of the board of directors cannot be obtained under subdivision (1) and a committee cannot be designated under subdivision (2), selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or (4) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.
        (c) Authorization of indemnification and evaluation as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that, if the determination is made by special legal counsel, authorization of indemnification and evaluation as to the reasonableness of expenses must be made by those entitled under subsection (b)(3) to select counsel.
        Section 33-8-560. Indemnification of officers, employees, and agents. Unless a corporation's articles of incorporation provide otherwise: (1) an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 33-8-520, and is entitled to apply for court-ordered indemnification under Section 33-8-540, in each case to the same extent as a director; (2) the corporation may indemnify and advance expenses under this subchapter to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director; and (3) a corporation also may indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

                   Section 33-8-570. Insurance. A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under Section 33-8-510 or 33-8-520.

              Chapter 8, Article 5 of the South Carolina Code also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director. The Company maintains directors' and officers' liability insurance.

              The Company's Bylaws provide that the Company shall, to the fullest extent permitted by Section 33-13-180 of the South Carolina Code from time to time, indemnify all persons whom it may indemnify pursuant thereto. The Company's Bylaws further provide that the Company may purchase insurance to effect such indemnification.

              Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to the Company's Articles of Amendment filed with the South Carolina Secretary of State on May 26, 1989 which state:

              A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law, (iii) imposed under
              Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit.


ITEM 15:  RECENT SALES OF UNREGISTERED SECURITIES

                For the three years immediately preceding the date hereof, Emergent Group, Inc. has not sold any securities that were not registered under the Securities Act of 1933, as amended, except as follows:

                In the past three years, the Company has issued options to purchase an aggregate of 378,536 shares of Common Stock and Class A Common Stock to a total of 16 Company officers and, upon exercise of certain of these options, issued Common Stock and Class A Common Stock in accordance with the terms thereof. These options were issued pursuant to Company stock option plans. These securities were exempt from federal registration under Section 4(2) of the Securities Act.

                In 1996, the Company issued 10,500 shares of restricted stock to certain of its directors under the Company's Restricted Stock Plan. These securities were exempt from federal registration under Section 4(2) of the Securities Act.

ITEM 16: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (A) EXHIBITS

<Caption

     Exhibit No.
     -----------
     1.1 -- Form of Underwriting Agreement. To be filed with the Amendment No.
            1 to this Registration Statement
     3.1 -- Amended and Restated Articles of Incorporation dated September
            20, 1978: Incorporated by reference to Exhibit 3.1 of the
            Company's  Registration Statement on Form S-1, Commission File No.
            2-62723 (the "1978  Registration Statement").
     3.2 -- Articles of Amendment as filed with the Secretary of State of South
            Carolina on June 5, 1984: Incorporated by reference to Item 6(a)
            of the Company's Quarterly Report on Form 10-Q for the quarter ended
            June 30, 1984, Commission File No. 0-8909.
     3.3 -- Articles of Amendment as filed with the Secretary of State of South
            Carolina on December 27, 1985: Incorporated by reference to
            Current Report on Form 8-K dated January 2, 1986, Commission File
            No. 0-8909.
     3.4 -- Articles of Amendment as filed with the Secretary of State of South
            Carolina on August 23, 1991: Incorporated herein by reference to
            Quarterly   Report on Form 10-Q for the quarter ended September 30,
            1991, Commission File No. 0-8909.
     3.5 -- Restated By-Laws: Incorporated by reference to Exhibit 3.2 of the
            1978 Registration Statement.
     3.6--  Amendment to Bylaws: Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 1991,
            Commission File No. 0-8909).
     3.7 -- Form of Warrant: Incorporated herein by reference to the Company's
            Report on Form 10-K for the year ended December 31, 1985, File
            No. 0-8909.
     4.1 -- See Exhibits 3.1 through 3.7.
     5.1 -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of the Company.
    10.1 -- Emergent Group, Inc. Stock Option Plan.
    10.2 -- 1995 Officer and Employee Stock Option Plan: Incorporated by
            reference to an exhibit filed with the Company's 1995 Notice of
            Annual Meeting and Proxy Statement, Commission File No. 0-8909.
    10.3 -- 1995 Director Stock Option Plan: Incorporated by reference to an exhibit filed with the Company's 1995 Notice of Annual Meeting and Proxy Statement.
    10.4 -- 1995 Restricted Stock Agreement Plan.
    10.5 -- Mortgage Banker Agreement with first Principal Mortgage Banker.
    10.6 -- Mortgage Banker Agreement with second Principal Mortgage Banker.
    10.7 -- Mortgage Banker Agreement with third Principal Mortgage Banker.
    10.8 -- Loan and Security Agreement dated December 19, 1993 between
            BankAmerica Business Credit, Inc. and The Loan Pro$, Inc.
    10.9 -- Loan and Security Agreement dated April 10, 1995 between
            BankAmerica Business Credit, Inc. and Premier Financial Services,
            Inc.
   10.10 -- Loan and Security Agreement dated December 29, 1993 between
            NationsBank of Georgia and Emergent Business Capital, as amended.
   10.11 -- Loan and Security Agreement dated October 10, 1995 between
            NationsBank of Georgia and Emergent Commercial Mortgage.

   10.12 -- Mortgage Loan Warehousing Agreement dated November 22, 1994 between First Union National Bank of North Carolina and Carolina
            Investors, Inc.
   10.13 -- Mortgage Loan Warehousing Agreement dated October 20, 1995 between
            First Union National Bank of North Carolina and Emergent Mortgage
            Corporation, as amended: To be filed with Amendment No. 1 to this Registration Statement.
   10.14 -- The Pooling and Servicing Agreement dated as of June 29, 1995 between Emergent Business Capital, Inc., as Seller and Servicer, and First Union National Bank of North Carolina, as Trustee:
            Incorporated by reference to Exhibit 28.1 to the Company's Current
            Report on Form 8-K dated June 29, 1995, Commission File No. 0-8909.
   10.15 -- Certificate Purchase Agreement between the Placement
            Agent, as initial purchaser, and the Company: Incorporated by reference to Exhibit 28.1 to the Company's Current Report on Form
            8-K dated June 29, 1995, Commission File No. 0-8909.
    21.1 -- Listing of subsidiaries.
    24.1 -- Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in
            Exhibit 5.1.
    24.2 -- Consent of Elliott, Davis & Company, L.L.P.: Contained in Part II at II-7.
    25.1 -- The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.



    (B) FINANCIAL STATEMENT SCHEDULES. Not applicable

    ITEM 17: UNDERTAKINGS

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes that:
              (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
              (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on February 29, 1996.

                                          EMERGENT GROUP, INC.

                                  By:
                                          -----------------------------
                                          John M. Sterling, Jr.
                                          Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John M. Sterling, Jr. and Robert S. Davis, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated:



Signature                                 Title                                                        Date
---------                                 -----                                                        ----
/s/John M. Sterling, Jr.                  Chairman of the Board of Directors; CEO                      February 29, 1996
-------------------------                 (principal executive officer)
John M. Sterling, Jr.

/s/ Keith B. Giddens                      Director; Executive Vice President; Chief                    February 29, 1996
-------------------------                 Operating Officer
Keith B. Giddens

/s/ Robert M. Davis                       Director; Chief Financial Officer                            February 29, 1996
-------------------------                 (principal financial and accounting officer)
Robert M. Davis

/s/ Clarence B. Bauknight                 Director                                                     February 29, 1996
-------------------------
Clarence B. Bauknight

/s/ Jacob H. Martin                       Director                                                     February 29, 1996
-------------------------
Jacob H. Martin

/s/ Porter B. Rose                        Director                                                     February 29, 1996
-------------------------
Porter B. Rose

/s/ Buck Mickel                           Director                                                     February 29, 1996
-------------------------
Buck Mickel

/s/ Tecumseh Hooper, Jr.                  Director                                                     February 29, 1996
-------------------------
Tecumseh Hooper, Jr.


                        ELLIOTT DAVIS & COMPANY, L.L.P.


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 31, 1996, in the Registration Statement (Form S-1) and related Prospectus of Emergent Group, Inc. for the registration of 2,759,000 shares of its Common Stock.


                                    ELLIOTT, DAVIS & COMPANY, L.L. P.

Greenville, South Carolina
February 28, 1996

                                 EXHIBIT INDEX



                                                                               Sequential
Exhibit                                 Description                              Page No.
-------                                 -----------                            ----------
  1.1 --  Form of Underwriting Agreement. To be filed with the Amendment No. 1 to this Registration Statement
  3.1 --  Amended and Restated Articles of Incorporation dated September 20,
          1978: Incorporated by reference to Exhibit 3.1 of the Company's
          Registration Statement on Form S-1, Commission File No. 2-62723 (the
          "1978 Registration Statement").
  3.2 --  Articles of Amendment as filed with the Secretary of State of South
          Carolina on June 5, 1984: Incorporated by reference to Item 6(a) of the Company's Quarterly Report on Form 10-Q for the quarter ended
          June 30, 1984, Commission File No. 0-8909.
  3.3 --  Articles of Amendment as filed with the Secretary of State of South
          Carolina on December 27, 1985: Incorporated by reference to Current
          Report on Form 8-K dated January 2, 1986, Commission File No. 0-8909.
  3.4 --  Articles of Amendment as filed with the Secretary of State of South
          Carolina on August 23, 1991: Incorporated herein by reference to
          Quarterly Report on Form 10-Q for the quarter ended September 30,
          1991, Commission File No. 0-8909.
  3.5 --  Restated By-Laws: Incorporated by reference to Exhibit 3.2 of the
          1978 Registration Statement.
  3.6 --  Amendment to Bylaws: Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 1991, Commission
          File No. 0-8909).
  3.7 --  Form of Warrant: Incorporated herein by reference to the Company's
          Report on Form 10-K for the year ended December 31, 1985, File No.
          0-8909.
  4.1 --  See Exhibits 3.1 through 3.7.
  5.1 --  Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of the Company.
 10.1 --  Emergent Group, Inc. Stock Option Plan.
 10.2 --  1995 Officer and Employee Stock Option Plan: Incorporated by
          reference to an exhibit filed with the Company's 1995 Notice of
          Annual Meeting and Proxy Statement, Commission File No. 0-8909.
 10.3 --  1995 Director Stock Option Plan: Incorporated by reference to an exhibit filed with the Company's 1995 Notice of Annual Meeting and
          Proxy Statement.
 10.4 --  1995 Restricted Stock Agreement Plan.
 10.5 --  Mortgage Banker Agreement with first Principal Mortgage Banker.
 10.6 --  Mortgage Banker Agreement with second Principal Mortgage Banker.
 10.7 --  Mortgage Banker Agreement with third Principal Mortgage Banker.
 10.8 --  Loan and Security Agreement dated December 19, 1993 between
          BankAmerica Business Credit, Inc. and The Loan Pro$, Inc.
 10.9 --  Loan and Security Agreement dated April 10, 1995 between
          BankAmerica Business Credit, Inc. and Premier Financial Services, Inc.
10.10 --  Loan and Security Agreement dated December 29, 1993 between
          NationsBank of Georgia and Emergent Business Capital, as amended.
10.11 --  Loan and Security Agreement dated October 10, 1995 between
          NationsBank of Georgia and Emergent Commercial Mortgage.
10.12 --  Mortgage Loan Warehousing Agreement dated November 22, 1994 between
          First Union National Bank of North Carolina Investors, Inc.
10.13 --  Mortgage Loan Warehousing Agreement dated October 20, 1995 between
          First Union National Bank of North Carolina and Emergent
          Mortgage Corporation, as amended: To be filed with Amendment No. 1 to this Registration Statement.
10.14 --  The Pooling and Servicing Agreement dated as of June 29, 1995 between Emergent Business Capital, Inc., as Seller and Servicer, and
          First Union National Bank of North Carolina, as Trustee:
          Incorporated by reference to Exhibit 28.1 to the Company's Current
          Report on Form 8-K dated June 29, 1995, Commission File  No. 0-8909.
10.15 --  Certificate Purchase Agreement between the Placement Agent, as initial purchaser, and the Company: Incorporated by reference to Exhibit 28.1 to the Company's Current Report on Form 8-K dated June 29, 1995,
          Commission File No. 0-8909.
21.1  --  Listing of subsidiaries.
24.1  --  Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in
          Exhibit 5.1.
24.2  --  Consent of Elliott, Davis & Company, L.L.P.: Contained in Part II at
          II-7.
25.1  --  The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.


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